Filed Pursuant to Rule 424(b)(4)
Registration No. 333-282091

4,000,000 American Depositary Shares

BingEx Limited

Representing 12,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of BingEx Limited.

We are offering 4,000,000 ADSs to be sold in the offering.

Each ADS represents three of our Class A ordinary shares, par value US$0.0001 per share. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. Our ADSs have been approved for listing on the Nasdaq Stock Market under the symbol “FLX.”

We have granted the underwriters a 30-day option to purchase up to an additional 600,000 ADSs from us at the initial public offering price less the underwriting discounts and commissions.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, will beneficially own all of our issued and outstanding 45,577,778 Class B ordinary shares. Mr. Peng Xue will beneficially own approximately 21.4% of our total issued and outstanding ordinary shares and 73.1% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof.

BingEx Limited is not a Chinese operating company, but a Cayman Islands holding company with no operations of its own. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) Beijing Tongcheng Biying Technology Co., Ltd., or the VIE, in China with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of internet content services. Therefore, we operate such business in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies. BingEx Limited has no equity ownership in the VIE, which is consolidated for accounting purposes under U.S. GAAP. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, 100.0%, 96.9%, 23.2%, and 19.1% of our revenues were contributed by the VIE, respectively. As used in this prospectus, “we,” “us,” “our company,” or “our” refers to BingEx Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also includes the VIE in China. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating companies, such as the VIE.

Our corporate structure is subject to risks associated with the contractual arrangements with the VIE. The contractual arrangements may not be as effective as direct ownership over the VIE, the nominee shareholders of the VIE may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIE, and its nominee shareholders, as a whole, have not been tested in a court of law in China. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole and likely result in a material adverse change in our operations, and the value of our ADSs could significantly decline or become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of BingEx Limited face uncertainty about potential future actions that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has significant authority in regulating our business and may intervene or influence our operations at any time. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings conducted by, and foreign investment in, China-based issuers, the use of VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors—Risks Relating to Doing Business in China.” As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by Consolidated Appropriations Act of 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

BingEx Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, BingEx Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and the service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to BingEx Limited. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Cash was transferred from BingEx Limited, our holding company or the Parent, to its subsidiaries through loan arrangements. In 2021, 2022, 2023 and for the six months ended June 30, 2024, the Parent paid RMB719 million, nil, RMB34 million, and nil to its subsidiaries, respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent received nil, nil, RMB7 million, and RMB7 million from its subsidiaries, respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent’s subsidiaries paid RMB193 million, RMB189 million, RMB150 million, and RMB6 million to the WFOE, respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent’s subsidiaries received nil, nil, RMB168 million, and RMB10 million from the WFOE, respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries paid nil, nil, RMB166 million, and RMB40 million to the consolidated VIE, respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries received nil, nil, RMB68 million, and RMB16 million from the consolidated VIE, respectively. Under the VIE agreements, Beijing Shansong Technology Co., Ltd., or our WFOE, one of the subsidiaries of the Parent, provided services to the VIE. We intend to settle amounts generated under the service agreements between the WFOE and the VIE. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the VIE paid RMB122 million, RMB25 million, RMB176 million, and RMB265 million to the WFOE and its subsidiaries respectively. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries paid nil, RMB1 million, RMB49 million, and RMB111 million to the consolidated VIE, respectively, for services rendered. In addition, under the service agreements between the VIE and certain subsidiaries of the WFOE, the VIE received payments from customers for the delivery services on behalf of certain subsidiaries of the WFOE. The VIE transferred such payments from customers of nil, RMB129 million, RMB3,479 million and RMB1,925 million to the WFOE’s subsidiaries in 2021, 2022, and 2023 and for the six months ended June 30, 2024, respectively. In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng Biying Technology Co., Ltd., or Hainan Tongcheng, to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, no assets other than the cash transactions and the internal group restructuring mentioned above were transferred between the Parent, its subsidiaries, and the VIE. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, no dividends or distributions were made to the Parent by the Parent’s subsidiaries or the VIE. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, BingEx Limited has not declared or made any dividend or other distributions to its shareholders, including U.S. investors. We currently do not intend to distribute earnings from the VIE to the subsidiaries of the Parent, considering the accumulated loss position of the VIE. For more details, see “Prospectus Summary—Cash and Asset Flows Through Our Organization” in this prospectus.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 28 for factors you should consider before buying the ADSs.

PRICE US$16.50 PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS		Total
Initial public offering price	US$	16.50	US$	66,000,000
Underwriting discounts and commissions(1)	US$	1.155	US$	4,620,000
Proceeds, before expenses, to us	US$	15.345	US$	61,380,000

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters expect to deliver the ADSs to purchasers on or about October 7, 2024.

Deutsche Bank Securities	CICC	CLSA

The date of this prospectus is October 3, 2024.

To Make People's Lives Better Through Our Services

33.9%

2023 Market Share[2]

295 Cities[3]	**88.9mm** Registered Customers[3]	**RMB4.7bn** Revenue[4]
2.7mm Registered Riders[3]	**283.7mm** Number of Orders[4]	**RMB192.1mm** Net Income[4]

Notes:
1. By revenue in 2023 in China according to iResearch. 2. By GMV in 2023 according to iResearch. 3. As of Jun 30, 2024. 4. In the last twelve months (LTM), calculated as a total of the six months ended Dec 31, 2023 and the six months ended Jun 30, 2024.

Until October 28, 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations, and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated April 1, 2024 and prepared by Shanghai iResearch Co., Ltd., an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “iResearch Report.”

Overview

Who We Are

Our mission is to make people’s lives better through our services.

We are the pioneer in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. We brand our services as “FlashEx,” or “闪送” (pronounced as “Shan Song”) in Chinese, which means delivery in a flash. FlashEx has become synonymous with on-demand dedicated courier services in China, according to iResearch.

We are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, according to iResearch. Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of June 30, 2024, we had approximately 2.7 million registered riders, and had expanded our services coverage to 295 cities in China. In 2023, our market share of the independent on-demand dedicated courier service in China was approximately 33.9%, according to iResearch.

Our Market Opportunities

With the rapid development of new retail in China and the shift of consumer behavior in the mobile internet era, an increasing number of individuals and business customers are demanding time-sensitive delivery services and are willing to pay a premium price for time certainty and service quality. Moreover, the white-collar working class in urban areas in China generally have fast-paced work and daily lives, which increase their demand for timely and reliable delivery services that address their time constraints. As a result, on-demand delivery has become one of the fastest growing industries in China. The total market size of the on-demand delivery market in China grew from RMB164.1 billion to RMB338.5 billion from 2019 to 2023, at a CAGR of 19.8%, and is expected to grow at a CAGR of 19.1% to RMB809.6 billion by 2028, according to iResearch.

Our journey began when our co-founders identified market opportunities for huge unmet demand of on-demand delivery service in China. In particular, customers’ demand for the delivery of high-value items such as business or personal documents, valuable or fragile merchandises, and items that need to be delivered with greater time precision, is not well served by traditional delivery service providers with an order-merge model that inherently has higher risks of delay, loss, and damage. These are the pain points that we have identified and strived to address through our innovative dedicated courier model in China.

We are an independent on-demand dedicated courier service provider. According to iResearch, “independent on-demand dedicated courier service providers” allocate resources based on market demand, as compared to “captive dedicated service providers” who rely on and prioritize the demand from their associated e-commerce platform over market demand. Independent on-demand dedicated courier service providers usually have their own brands and reach out directly to their customers. Their customers generally choose their courier service providers at their discretions and thus are more loyal to such service providers as evidenced by a higher net promoter score. By contrast, captive dedicated service providers generally act as the fulfillment department of the wider e-commerce platform business and do not have direct client outreach. Their customers do not have full discretion over the choice of service providers and hence tend to be indifferent to the selection of service providers in general. According to iResearch, China’s independent on-demand dedicated courier market is expected to grow from a market size of RMB15.6 billion in 2023 to RMB53.2 billion in 2028, representing a CAGR of 27.8%, outpacing the growth of China’s overall on-demand delivery market.

Our Services

Unlike delivery service providers that adopt an order-merge model, we have initiated and consistently focused on an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time- and quality-sensitivity. For each order, we assign a dedicated Flash-Rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. In both 2023 and the six months ended June 30, 2024, our differentiated business model and positioning enabled us to achieve lower average delivery time, compared to the average of other major players in the on-demand dedicated courier industry, according to iResearch, while achieving a low loss rate of 0.01%. In 2023, we maintained a high customer satisfaction rate, respectively, according to iResearch. We will continue to offer our unique value proposition to all participants in our business.

For individual customers we serve, FlashEx has become the household brand and the preferred service provider when they look for highly time-and quality-sensitive local delivery services. We help our individual customers to satisfy their need for on-demand delivery. Our strategic focus on the dedicated courier model has helped us establish trust and top-of-mind brand awareness with our customers.

For business customers we serve, our services have become critical for their business strategy, operational focus, and brand image. Our business customers are able to expand their customer reach and provide high-quality services and products with time certainty, without the need to establish their own logistics operation. Through partnering with FlashEx, business customers are able to align their high-end brand image with the premium delivery services we provide.

We believe our delivery services, differentiated with unmatched time certainty, safety, and quality, provide such exceptional customer experience for which customers are willing to pay a premium price. This lays out a solid foundation to our efficient unit economics. We were able to charge an average price per order of RMB16.5 in the six months ended June 30, 2024, which represents a significant premium compared to that charged by the other major players in the on-demand delivery industry, according to iResearch.

Our Financial Performance

We have grown rapidly in recent years and achieved profitability in 2023. We have attracted more individual and business customers to use our services to achieve greater economies of scale. The increase in customer demand generates higher order volume, which in turn helps us engage more Flash-Riders. The superior customer experience we provide, supported by a growing rider force that strengthens our network density and delivery capacity, naturally leads to organic growth in customer base and order volume. This powerful network effect is the core engine that drives the organic and long-term growth of our business. We have fulfilled 158.6 million, 213.4 million, 270.7 million, and 138.1 million orders in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively. Our revenues increased from RMB3,039.8 million in 2021 to RMB4,002.7 million in 2022, and further increased to RMB4,528.8 million (US$623.2 million) in 2023. Our revenues increased from RMB2,122.2 million in the six months ended June 30, 2023 to RMB2,284.5 million (US$314.4 million) in the six months ended June 30, 2024. We incurred net losses of RMB291.0 million and RMB180.4 million in 2021 and 2022, respectively, and recorded a net income of RMB110.5 million (US$15.2 million) in 2023. Our net income increased from RMB42.1 million in the six months ended June 30, 2023 to RMB123.7 million

(US$17.0 million) in the six months ended June 30, 2024. We believe our business will continue to grow, resulting in greater economies of scale that will contribute to our profitability, but we cannot assure you that we will be able to maintain profitability in the future. See “Risk Factors—Risks Relating to Our Business and Industry—We cannot assure you that we will be able to maintain profitability in the future.”

Our Competitive Strengths

We are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, according to iResearch. We believe that our competitive strengths include the following:

•	top-of-mind brand awareness among customers;

•	innovative on-demand dedicated courier model with differentiated high-quality service;

•	attractive unit economics and strong scalability;

•	self-reinforcing flywheel with strong network effect;

•	technology-driven operation, achieving excellent efficiency and quality control; and

•	visionary and fully dedicated management team focusing on sustainable growth.

Our Growth Strategies

We plan to achieve our mission through the following key strategies:

•	continue to grow our market share;

•	broaden our service offerings and application scenarios to fulfill customers’ demand;

•	strengthen our market-leading brand image; and

•	invest in advanced and innovative technologies.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

•	We are highly dependent on the future growth and proliferation of on-demand delivery industry, which is new, rapidly evolving, and difficult to predict.

•	Our business and growth are dependent on individual consumption power and local retail in China.

•	Any harm to our brand or reputation may materially and adversely affect our business and results of operation.

•	We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.

•	Changes to our pricing could adversely affect our competitiveness and our ability to attract or retain customers.

•

Our limited operating history and evolving business model in a developing market make it difficult to evaluate our business and future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

•	We cannot assure you that we will be able to maintain profitability in the future.

•

If we fail to attract new individual and business customers to our business cost-effectively, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

•

The status of our Flash-Riders as independent contractors has been and may continue to be challenged. A reclassification of our Flash-Riders’ status could materially and adversely affect our business, financial condition, and results of operations.

•	Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.

•

We engage outsourced delivery agencies in a number of cities to provide Flash-Riders for our operations and may be liable for violations of applicable PRC labor laws and regulations by the outsourced delivery agencies.

•	Failure to deliver orders with efficiency could damage our reputation and harm our business.

•

Our customer base is relatively concentrated in a limited number of key cities. Negative interferences with our operations in these key cities could adversely affect our financial condition and results of operations.

•

We collect, process, and use data, some of which contains personal information. Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Any privacy or data security breach or failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.

•	We are subject to risks inherent in the logistics industry, including personal injuries and casualties, product damage, and transportation-related incidents.

•

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable law, regulations and policies may materially and adversely affect our daily operations and hinder our growth.

•	The redemption rights of our preferred shareholders cast substantial doubt about our ability to continue as a “going concern” in our consolidated financial statements.

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Corporate Structure

We are subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•	BingEx Limited is a Cayman Islands holding company with no equity ownership in the VIE, and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we and the VIE could be subject to severe penalties or we could be forced to relinquish our interests in those operations. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIE, and its nominee shareholders, as a whole, have not been tested in a court of law in China. Our holding company, our PRC subsidiaries, the VIE, and investors of BingEx Limited face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For more details, see “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

•

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements.

•	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

•

We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE, which could render us unable to conduct some or all of our business operations and constrain our growth.

•	The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

Risks Relating to Doing Business in China

We are subject to risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

•

We have completed the required filings with the CSRC for this offering. However, the approval, filing, and/or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our future securities offerings under PRC law, and if required, we cannot predict whether we will be able to obtain such approval or the timeline of the process.

•

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert control over our business, which could result in a material change in our operations and/or the value of our ADSs. It may also exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.”

•

The PRC legal system is a civil law system based on written statutes, and decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of many laws, regulations and rules may change from time to time. Certain PRC laws, regulations, and legal requirements are constantly changing and may change with little advance notice. In addition, their interpretation and enforcement involve uncertainties. For more details, see “Risk Factors—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Risks Relating to Our ADSs and This Offering

We are subject to risks and uncertainties related to our ADSs and this offering, including, but not limited to, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Corporate History and Structure

In August 2013, we established Beijing Tongcheng Biying Technology Co., Ltd., or the VIE, a limited liability company established under the laws of the PRC. We launched our FlashEx mobile application in July 2014.

Our holding company, BingEx Limited, was incorporated in May 2014 under the laws of the Cayman Islands. BingEx Limited then established a wholly-owned subsidiary in Hong Kong, BingEx Global Limited, in June 2014. In July 2014, BingEx Global Limited established a wholly-owned subsidiary in China, Beijing Shansong Technology Co., Ltd., or our WFOE. In August 2014, we gained control over the VIE through our WFOE by entering into a series of contractual arrangements with the VIE and its shareholders, which were subsequently restated and amended in May 2021 and November 2023. The VIE conducts businesses involving the provision of internet information services and has obtained a value-added telecommunication business operation license required to conduct such businesses. The VIE’s then subsidiary, Hainan Tongcheng Biying Technology Co., Ltd., or Hainan Tongcheng, conducts businesses including delivery services and certain administrative functions that are not subject to the requirement to obtain a value-added telecommunication business operation license. In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements.

We are regarded as the primary beneficiary of the VIE. We treat the VIE as our consolidated VIE under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to the variable interest entity structure, please see “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and other entities as of the date of this prospectus:

Note:

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Shareholders of Beijing Tongcheng Biying Technology Co., Ltd., the VIE, include (i) Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, who holds 97.09%, and (ii) Mr. Hongjian Yu, our co-founder, director, and executive president, who holds 2.91%.

Our Holding Company Structure and the Contractual Arrangements with the VIE

BingEx Limited is not a Chinese operating company, but a Cayman Islands holding company with no operations of its own and no equity ownership in the VIE. We conduct our operations primarily through (i) our

PRC subsidiaries and (ii) the VIE in China, with which we maintain contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of internet content services. Therefore, we operate such business in China through the VIE, and such structure is used to provide investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in certain operating companies. BingEx Limited has no equity ownership in the VIE, which is consolidated for accounting purposes under U.S. GAAP. In 2021, 2022, and 2023 and for the six months ended June 30, 2024, 100.0%, 96.9%, 23.2%, and 19.1% of our revenues were contributed by the VIE, respectively. The significant decrease in the VIE’s revenue contribution in 2023 was attributable to our internal group restructuring efforts, with which all subsidiaries of the VIE that are not subject to restrictions on foreign direct investment were transferred out of the VIE to become subsidiaries of our PRC subsidiaries in 2023. The financial results of these subsidiaries that were previously consolidated through the VIE continue to be consolidated in 2023 as our PRC subsidiaries. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating companies, such as the VIE.

The equity interests of the VIE are held by Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, and Mr. Hongjian Yu, our co-founder, director, and executive president. Mr. Xue and Mr. Yu are our shareholders and act as nominee shareholders of the VIE on behalf of BingEx Limited and our WFOE, a wholly-owned subsidiary of ours in China. A series of contractual agreements, including powers of attorney, exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement and spousal consent letter, have been entered into among BingEx Limited, our WFOE, the VIE and the nominee shareholders of the VIE. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIE and have consolidated the financial results of the VIE in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither BingEx Limited nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the VIE. For more details of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with the VIE and Its Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the board of directors of the VIE. However, under the contractual arrangements, as a legal matter, if the VIE or its shareholders fail to perform their respective obligations, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIE in our consolidated financial statements. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIE, and its shareholders, as a whole, have not been tested in a court of law in China. See “Risk Factors—Risks relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements” and “Risk Factors—Risks relating to Our Corporate Structure—The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.”

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. We cannot predict whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities may take action in dealing with such violations or failures. A portion of our assets, including the necessary licenses to conduct business in China, are held by the VIE. If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and the value of our ADSs could significantly decline or even become worthless. Our holding company, our PRC subsidiaries, the VIE, and investors of BingEx Limited face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Risk Factors—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings conducted by, and foreign investment in, China-based issuers, the use of VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These legal and operational risks and uncertainties relating to doing business in China may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Risk Factors—Risks Relating to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations may cause the value of the securities of companies affected to significantly decline. For more details, see “Risk Factors—Risks Relating to Doing Business in China—Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.”

Risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

Cash and Asset Flows Through Our Organization

BingEx Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIE in China. As a result, BingEx Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. In addition, if we are considered as a PRC resident enterprise for enterprise income tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprise shareholders (including the ADS holders) or 20% in the case of non-PRC individual shareholders (including the ADS holders). As of June 30, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the consolidated VIE were in accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds. The net liabilities of the VIE in which we have no legal ownership were RMB578.9 million, RMB371.6 million, and RMB251.2 million as of December 31, 2022 and 2023 and June 30, 2024, respectively.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in the PRC only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in the PRC may provide funding denominated in RMB to their respective subsidiaries only through capital contributions and entrusted loans, and to the consolidated variable interest entities only through entrusted loans.

The cash inflows of BingEx Limited, our holding company or the Parent, were primarily generated from a series of private placements from our preferred share investors. Such cash inflows occurred prior to January 1, 2022. For the years ended December 31, 2022 and 2023 and for the six months ended June 30, 2024, no such cash inflows occurred.

Cash was transferred from the Parent to its subsidiaries through loan arrangements. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent paid RMB719 million, nil, RMB34 million, and nil to its subsidiaries, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent received nil, nil, RMB7 million, and RMB7 million from its subsidiaries, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent’s subsidiaries paid RMB193 million, RMB189 million, RMB150 million, and RMB6 million to the WFOE, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent’s subsidiaries received nil, nil, RMB168 million, and RMB10 million from the WFOE, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries paid nil, nil, RMB166 million, and RMB40 million to the consolidated VIE, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries received nil, nil, RMB68 million, and RMB16 million from the consolidated VIE, respectively.

Under the VIE agreements, our WFOE, one of the subsidiaries of the Parent, provided services to the consolidated VIE. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the consolidated VIE paid RMB122 million, RMB25 million, RMB176 million, and RMB265 million to the WFOE and its subsidiaries, respectively. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the WFOE and its subsidiaries paid nil, RMB1 million, RMB49 million, and RMB111 million to the consolidated VIE, respectively, for services rendered. In addition, under the service agreements between the VIE and certain subsidiaries of the WFOE, the VIE received payments from customers for the delivery services on behalf of certain subsidiaries of the WFOE. The VIE transferred such payments from customers of nil, RMB129 million, RMB3,479 million and RMB1,925 million to the WFOE’s subsidiaries for the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, respectively.

Other cash outflow of the Parent’s subsidiaries mainly included advertising and marketing expenses to external service providers and payroll. The related cash flows were classified as operating activities of the Parent’s subsidiaries.

The cash inflows of the consolidated VIE were primarily generated from the proceeds from the on-demand dedicated courier services. The cash outflows of the consolidated VIE mainly included the transfer of payments from customers received by the consolidated VIE on behalf of certain subsidiaries of the WFOE and the cost and operating expenses in the ordinary business operation. The related cash flows were classified as operating activities of the consolidated VIE.

In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements.

For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, no assets, other than the cash transactions and the internal group restructuring mentioned above, were transferred between the Parent, its subsidiaries, and the consolidated VIE.

For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, no dividends or distributions were made to the Parent by the Parent’s subsidiaries or the consolidated VIE. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, the Parent has not declared or made any dividend or other distributions to its shareholders, including U.S. investors. U.S. investors will not be subject to Cayman Islands or Hong Kong taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Taxation—United States Federal Income Tax Considerations—Dividends.”

We intend to settle amounts generated under the service agreements between the WFOE and the VIE. We currently do not intend to distribute earnings from the VIE to the subsidiaries of the Parent, considering the accumulated loss position of the VIE.

BingEx Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Permission Required from the PRC Authorities for Our Operations and Offering

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this prospectus, each of our PRC subsidiaries and the VIE is required to have, and each has, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. In addition, the VIE is required to obtain, and has obtained, a value-added telecommunication business operation license for providing internet information services issued by the Beijing Communications Administration. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from any PRC authorities regarding conducting our business without requisite approvals or permits. However, we cannot assure you that we will not be subject to any penalty in the future due to lack of such approvals or permits. If (i) we, our subsidiaries, or the VIE do not receive or maintain any permission or approval required of us, our subsidiaries, or the VIE, (ii) we, our subsidiaries, or the VIE inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we, our subsidiaries, or the VIE become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our ADSs could significantly decline or become worthless. For more detailed information, see “Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable law, regulations, and policies may materially and adversely affect our daily operations and hinder our growth.”

According to the Cybersecurity Review Measures of the Cyberspace Administration of China, or the CAC, (i) critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security and (ii) network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must apply for cybersecurity review. For more details, see “Risk Factors—Risks Relating to Our Business and Industry—We collect, process, and use data, some of which contains personal information. Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Any privacy or data security breach or failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.” As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and several ancillary interpretive guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, Chinese domestic companies that seek to offer and list shares, depository receipts, convertible corporate bonds, or other equity-like securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Pursuant to the Trial Measures, we are required to complete the filing procedures with the CSRC in connection with this offering. As of the date of this prospectus, we have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024. However, any future securities offerings and listings outside of mainland China by our company, including but not limited to follow on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. For more detailed information, see “Risk Factors—Risks Relating to Doing Business in China—We have completed the required filings with the CSRC for this offering. However, the approval, filing, and/or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our future securities offerings under PRC law, and if required, we cannot predict whether we will be able to obtain such approval or the timeline of the process.”

The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, Peng Xue, our founder, chairman of the board of directors, and chief executive officer, will beneficially own all of our issued and outstanding 45,577,778 Class B ordinary shares, representing approximately 21.4% of our total issued and outstanding ordinary shares and 73.1% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or 21.2% of our total issued and outstanding ordinary shares and 72.9% of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof. As a result, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Peng Xue will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive offices are located at Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing 100192, People’s Republic of China. Our telephone number at this address is +86 (10) 6292-3966. Our registered office in the Cayman Islands is located at P.O. Box 712, Cannon Place, North Sound Road, George Town, Grand Cayman, KY1-9006, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.ishansong.com/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“active rider” for a specified period are to a Flash-Rider who delivered at least one order during that specified period;

•	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•

“daily order per active rider” for a specified period are to the total number of orders in the specified period divided by the number of days in that specified period, and further divided by the average daily active rider for that specified period;

•

“independent on-demand dedicated courier service providers” are to independent service providers who allocate resources based on market demand as compared to “captive dedicated service providers” who rely on and prioritize the demand from their associated e-commerce platform over market demand, according to iResearch;

•	“loss rate” are to the percentage of goods that were lost or damaged in delivery in a given period;

•	“Mini Program” or “Mini Programs” are to sub-applications embedded in third-party social platforms, such as Weixin, and function similarly to a standalone mobile application;

•	“our WFOE” are to Beijing Shansong Technology Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of mainland China;

•	“API” and “Application Programming Interface” are to our open application programming interface that integrates our services with third-party enterprise applications, software or platforms;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“VIE” are to variable interest entity, and “the VIE” are to Beijing Tongcheng Biying Technology Co., Ltd.; and

•

“we,” “us,” “our company,” and “our” are to BingEx Limited, our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also include the VIE in China.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 600,000 additional ADSs representing 1,800,000 Class A ordinary shares from us. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB7.2672 to US$1.0000, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On September 20, 2024, the exchange rate for Renminbi was RMB7.0505 to US$1.00.

THE OFFERING

Offering price	US$16.50 per ADS.

ADSs offered by us	4,000,000 ADSs (or 4,600,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	4,000,000 ADSs (or 4,600,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	167,481,951 Class A ordinary shares (or 169,281,951 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs) and 45,577,778 Class B ordinary shares.

The ADSs	Each ADS represents three Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$55.9 million from this offering, or approximately US$65.1 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for growing our customer base and increasing market penetration, building brand image, investing in technology and research & development, as well as for general corporate purposes. See “Use of Proceeds” for more information.

Lock-up	We and each of our directors (other than our independent director appointees who do not own any of our shares as of the date of this prospectus), executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell or otherwise transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	Our ADSs have been approved for listing on the Nasdaq Stock Market under the symbol “FLX.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on October 7, 2024.

Depositary	The Bank of New York Mellon.

The number of ordinary shares that will be outstanding immediately after this offering, or 213,059,729 ordinary shares:

•

is based on 201,059,729 ordinary shares (including 155,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares) outstanding as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis;

•	includes 12,000,000 Class A ordinary shares in the form of ADSs that will be issued and sold in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•

excludes the Class A ordinary shares issuable upon exercise of our outstanding options and vesting of our outstanding restricted share units and Class A ordinary shares reserved for future issuances under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive income (loss) data (other than U.S. dollar data) for the years ended December 31, 2021, 2022, and 2023, summary consolidated balance sheets data (other than U.S. dollar data) as of December 31, 2022 and 2023, and summary consolidated cash flows data (other than U.S. dollar data) for the years ended December 31, 2021, 2022, and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income (loss) data for the six months ended June 30, 2023 and 2024, selected consolidated balance sheets data as of June 30, 2024, and selected consolidated statements of cash flow data for the six months ended June 30, 2023 and 2024 and included elsewhere in this prospectus have been derived from our unaudited condensed consolidated financial statements, have been prepared on the same basis as our audited consolidated financial statements, and include all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive income (loss) data for the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024:

	Year Ended December 31,				Six Months Ended June 30,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	3,039,802	4,002,712	4,528,826	623,187	2,122,219	2,284,496	314,357
Cost of revenues	(2,850,692)	(3,743,450)	(4,134,271)	(568,895)	(1,939,380)	(2,027,179)	(278,949)

Gross profit	189,110	259,262	394,555	54,292	182,839	257,317	35,408
Operating expenses:
Selling and marketing expenses	(271,636)	(240,477)	(188,249)	(25,904)	(98,050)	(89,738)	(12,348)
General and administrative expenses	(113,216)	(102,645)	(104,810)	(14,422)	(52,430)	(45,505)	(6,262)
Research and development expenses	(104,766)	(118,619)	(90,847)	(12,501)	(50,730)	(41,306)	(5,684)

Total operating expenses	(489,618)	(461,741)	(383,906)	(52,827)	(201,210)	(176,549)	(24,294)

Income (loss) from operations	(300,508)	(202,479)	10,649	1,465	(18,371)	80,768	11,114

Interest income	5,333	9,565	20,881	2,873	9,988	11,899	1,637
Investment income	533	3,274	4,648	640	2,213	2,556	352
Other income	3,638	9,202	74,321	10,227	48,227	28,528	3,926

	Year Ended December 31,				Six Months Ended June 30,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Income (loss) before income taxes	(291,004)	(180,438)	110,499	15,205	42,057	123,751	17,029
Income tax expense	—	—	—	—	—	(68)	(9)

Net income (loss)	(291,004)	(180,438)	110,499	15,205	42,057	123,683	17,020
Accretion of redeemable convertible preferred shares to redemption value	(130,983)	(139,576)	(146,341)	(20,137)	(71,358)	(73,574)	(10,124)

Net income (loss) attributable to ordinary shareholders	(421,987)	(320,014)	(35,842)	(4,932)	(29,301)	50,109	6,896

Netearnings (loss) per ordinary share
—Basicand diluted—Class A and B	(5.86)	(4.44)	(0.50)	(0.07)	(0.41)	0.26	0.04

Net income (loss)	(291,004)	(180,438)	110,499	15,205	42,057	123,683	17,020

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	27,265	(160,360)	(40,976)	(5,638)	(82,769)	(13,424)	(1,847)
Comprehensive income (loss)	(263,739)	(340,798)	69,523	9,567	(40,712)	110,259	15,173

The following table presents our condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022, and 2023 for the Parent, other subsidiaries, WFOE, and VIE and its subsidiaries, and eliminating adjustments separately.

	For the Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Revenues	—	3,630,715	229,444	1,097,261	(428,594	)(1)	4,528,826
Cost and expenses:
Cost of revenues	—	(3,409,999)	(9,911)	(913,769)	199,408	(1)	(4,134,271)
Operating expenses	(3,613)	(299,482)	(189,975)	(120,022)	229,186	(1)	(383,906)

Total cost and expenses	(3,613)	(3,709,481)	(199,886)	(1,033,791)	428,594		(4,518,177)

Income (loss) from operations	(3,613)	(78,766)	29,558	63,470	—		10,649

Interest income	—	15,942	2,766	2,173	—		20,881
Investment income	303	452	1,503	2,390	—		4,648
Other income	—	40,315	301	33,705	—		74,321
Share of gains (losses) from subsidiaries and the VIE	113,809	—	—	—	(113,809	)(2)	—

Income (loss) before income taxes	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Income tax expense	—	—	—	—	—		—

Net income (loss)	110,499	(22,057)	34,128	101,738	(113,809)		110,499
Accretion of convertible redeemable preferred shares	(146,341)	—	—	—	—		(146,341)

Net income (loss) attributable to ordinary shareholders	(35,842)	(22,057)	34,128	101,738	(113,809)		(35,842)

	For the Year Ended December 31, 2022
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Revenues	—	124,111	88,203	3,879,725	(89,327	)(1)	4,002,712
Cost and expenses:
Cost of revenues	—	(119,363)	(32,319)	(3,592,959)	1,191	(1)	(3,743,450)
Operating expenses	(1,694)	(28,660)	(236,017)	(283,506)	88,136	(1)	(461,741)

Total cost and expenses	(1,694)	(148,023)	(268,336)	(3,876,465)	89,327		(4,205,191)

Income (loss) from operations	(1,694)	(23,912)	(180,133)	3,260	—		(202,479)

Interest income	—	6,136	1,830	1,599	—		9,565
Investment income	447	284	1,967	576	—		3,274
Other income	—	—	245	8,957	—		9,202
Share of gains (losses) from subsidiaries and the VIE	(179,191)	—	—	—	179,191	(2)	—

Income (loss) before income taxes	(180,438)	(17,492)	(176,091)	14,392	179,191		(180,438)
Income tax expense	—	—	—	—	—		—

Net income (loss)	(180,438)	(17,492)	(176,091)	14,392	179,191		(180,438)
Accretion of convertible redeemable preferred shares	(139,576)	—	—	—	—		(139,576)

Net income (loss) attributable to ordinary shareholders	(320,014)	(17,492)	(176,091)	14,392	179,191		(320,014)

	For the Year Ended December 31, 2021
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Revenues	—	—	116,305	3,039,802	(116,305	)(1)	3,039,802
Cost and expenses:
Cost of revenues	—	—	(20,383)	(2,830,309)	—		(2,850,692)
Operating expenses	(5,449)	(6,975)	(283,866)	(309,633)	116,305	(1)	(489,618)

Total cost and expenses	(5,449)	(6,975)	(304,249)	(3,139,942)	116,305		(3,340,310)

Loss from operations	(5,449)	(6,975)	(187,944)	(100,140)	—		(300,508)

Interest income	—	1,911	1,519	1,903	—		5,333
Investment income	6	—	527	—	—		533
Other income	—	—	182	3,456	—		3,638
Share of gains (losses) from subsidiaries and the VIE	(285,561)	—	—	—	285,561	(2)	—

Income (loss) before income taxes	(291,004)	(5,064)	(185,716)	(94,781)	285,561		(291,004)
Income tax expense	—	—	—	—	—		—

Net income (loss)	(291,004)	(5,064)	(185,716)	(94,781)	285,561		(291,004)
Accretion of convertible redeemable preferred shares	(130,983)	—	—	—	—		(130,983)

Net income (loss) attributable to ordinary shareholders	(421,987)	(5,064)	(185,716)	(94,781)	285,561		(421,987)

Notes:

(1)

To eliminate the amounts mainly related to the services provided by the WFOE to the VIE and VIE’s subsidiaries, the services provided by the WFOE and the VIE to the Parent’s other subsidiaries, and the services provided by the Parent’s other subsidiaries to the VIE.

(2)	To eliminate the Parent’s shares of gains (losses) from the Parent’s other subsidiaries, the WFOE, VIE and VIE’s subsidiaries.

The following table presents our summary consolidated balance sheets data as of December 31, 2022 and 2023 and June 30, 2024:

	December 31,			June 30,
	2022	2023		2024
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	622,144	699,391	96,239	711,713	97,935
Term deposit	34,823	—	—	—	—
Short-term investments	149,375	150,699	20,737	111,328	15,319
Total assets	922,669	1,000,670	137,696	1,012,951	139,386
Accounts payable	356,136	339,832	46,762	314,646	43,297
Total liabilities	730,848	698,812	96,161	584,843	80,476
Total mezzanine equity	2,546,705	2,733,560	376,149	2,823,125	388,475
Total shareholders’ deficit	(2,354,884)	(2,431,702)	(334,614)	(2,395,017)	(329,565)

The following table presents our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2022 and 2023 for the Parent, other subsidiaries, WFOE, VIE and its subsidiaries, and eliminating adjustments separately.

	As of December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
ASSETS
Current assets
Cash and cash equivalents	4,922	478,443	101,719	114,307	—		699,391
Short-term investments	42	—	30,016	120,641	—		150,699
Accounts receivable	—	—	—	12,115	—		12,115
Prepayments and other current assets	5,574	1,738	664	50,143	—		58,119
Amount due from related parties	—	1,063,861	398,785	75,208	(1,537,854	)(2)	—

Total current assets	10,538	1,544,042	531,184	372,414	(1,537,854)		920,324
Non-current assets
Property and equipment, net	—	882	—	4,662	—		5,544
Operating lease right-of-use assets	—	712	—	59,140	—		59,852
Other non-current assets	—	357	10,000	4,593	—		14,950
Investment in subsidiaries	—	596,710	—	—	(596,710	)(3)	—
Amount due from subsidiaries	1,933,430	—	—	—	(1,933,430	)(1)	—

Total non-current assets	1,933,430	598,661	10,000	68,395	(2,530,140)		80,346

Total assets	1,943,968	2,142,703	541,184	440,809	(4,067,994)		1,000,670

LIABILITIES
Current liabilities
Accounts payable	—	262,627	233	76,972	—		339,832
Deferred revenue	—	—	—	51,945	—		51,945
Amount due to related parties	359	2,082,053	824,023	564,849	(3,471,284	)(1)(2)	—
Operating lease liabilities, current	—	291	—	12,055	—		12,346
Accrued expenses and other current liabilities	5,215	63,075	119,497	61,542	—		249,329
Net liabilities in the subsidiaries and the VIE	1,636,536	—	—	—	(1,636,536	)(3)	—

Total current liabilities	1,642,110	2,408,046	943,753	767,363	(5,107,820)		653,452

Non-current liabilities
Operating lease liabilities, non-current	—	320	—	45,040	—		45,360
Total non-current liabilities	—	320	—	45,040	—		45,360

Total liabilities	1,642,110	2,408,366	943,753	812,403	(5,107,820)		698,812

MEZZANINE EQUITY
Series A Redeemable Convertible Preferred Shares	55,997	—	—	—	—		55,997
Series B Redeemable Convertible Preferred Shares	145,564	—	—	—	—		145,564
Series C Redeemable Convertible Preferred Shares	515,219	—	—	—	—		515,219
Series C-1 Redeemable Convertible Preferred Shares	382,737	—	—	—	—		382,737
Series C-2 Redeemable Convertible Preferred Shares	128,639	—	—	—	—		128,639
Series D-1 Redeemable Convertible Preferred Shares	512,036	—	—	—	—		512,036
Series D-2 Redeemable Convertible Preferred Shares	993,368	—	—	—	—		993,368

Total mezzanine equity	2,733,560	—	—	—	—		2,733,560

SHAREHOLDERS’ DEFICIT:
Class A Ordinary Shares	16	—	—	—	—		16
Class B Ordinary Shares	28	—	—	—	—		28
Paid-in capital	—	—	596,710	1,000	(597,710	)(3)	—
Additional paid-in capital	—	—	—	1,000	(1,000	)(3)	—
Accumulated other comprehensive income (loss)	(126,092)	(100,448)	—	(12)	100,460	(3)	(126,092)
Accumulated deficit	(2,305,654)	(165,215)	(999,279)	(373,582)	1,538,076	(3)	(2,305,654)

Total shareholders’ equity (deficit)	(2,431,702)	(265,663)	(402,569)	(371,594)	1,039,826		(2,431,702)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,943,968	2,142,703	541,184	440,809	(4,067,994)		1,000,670

	As of December 31, 2022
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
ASSETS
Current assets
Cash and cash equivalents	—	326,966	134,133	161,045	—		622,144
Term deposit	—	34,823	—	—	—		34,823
Short-term investments	33,810	52	60,090	55,423	—		149,375
Accounts receivable	—	—	—	12,775	—		12,775
Prepayments and other current assets	—	578	7,671	45,799	—		54,048
Amount due from related parties	—	854,965	313,307	8,148	(1,176,420	)(2)	—

Total current assets	33,810	1,217,384	515,201	283,190	(1,176,420)		873,165
Non-current assets
Property and equipment, net	—	—	1,717	5,731	—		7,448
Operating lease right-of-use assets	—	—	39,446	2,048	—		41,494
Other non-current assets	—	—	—	562	—		562
Investment in subsidiaries	—	596,710	—	—	(596,710	)(3)	—
Amount due from subsidiaries	1,875,459	—	—	—	(1,875,459	)(1)	—

Total non-current assets	1,875,459	596,710	41,163	8,341	(2,472,169)		49,504

Total assets	1,909,269	1,814,094	556,364	291,531	(3,648,589)		922,669

LIABILITIES
Current liabilities
Accounts payable	—	28,631	510	326,995	—		356,136
Deferred revenue	—	—	—	39,049	—		39,049
Amount due to related parties	—	1,888,269	835,842	327,768	(3,051,879	)(1)(2)	—
Operating lease liabilities, current	—	—	10,517	885	—		11,402
Accrued expenses and other current liabilities	—	2,337	118,192	175,326	—		295,855
Net liabilities in the subsidiaries and the VIE	1,717,448	—	—	—	(1,717,448	)(3)	—

Total current liabilities	1,717,448	1,919,237	965,061	870,023	(4,769,327)		702,442

Non-current liabilities
Operating lease liabilities, non-current	—	—	28,000	406	—		28,406
Total non-current liabilities	—	—	28,000	406	—		28,406

Total liabilities	1,717,448	1,919,237	993,061	870,429	(4,769,327)		730,848

MEZZANINE EQUITY
Series A Redeemable Convertible Preferred Shares	55,997	—	—	—	—		55,997
Series B Redeemable Convertible Preferred Shares	145,564	—	—	—	—		145,564
Series C Redeemable Convertible Preferred Shares	480,441	—	—	—	—		480,441
Series C-1 Redeemable Convertible Preferred Shares	356,664	—	—	—	—		356,664
Series C-2 Redeemable Convertible Preferred Shares	119,808	—	—	—	—		119,808
Series D-1 Redeemable Convertible Preferred Shares	475,361	—	—	—	—		475,361
Series D-2 Redeemable Convertible Preferred Shares	912,870	—	—	—	—		912,870

Total mezzanine equity	2,546,705	—	—	—	—		2,546,705

SHAREHOLDERS’ DEFICIT:
Class A Ordinary Shares	16			—	—		16
Class B Ordinary Shares	28	—	—	—	—		28
Paid-in capital	—	—	596,710	1,000	(597,710	)(3)	—
Additional paid-in capital	—	—	—	1,000	(1,000	)(3)	—
Accumulated other comprehensive income (loss)	(85,116)	(67,551)	—	(12)	67,563	(3)	(85,116)
Accumulated deficit	(2,269,812)	(37,592)	(1,033,407)	(580,886)	1,651,885	(3)	(2,269,812)

Total shareholders’ equity (deficit)	(2,354,884)	(105,143)	(436,697)	(578,898)	1,120,738		(2,354,884)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,909,269	1,814,094	556,364	291,531	(3,648,589)		922,669

Notes:

(1)	To eliminate the amounts related to the loan provided by the Parent to one of its other subsidiaries.
(2)

To eliminate the amounts mainly related to the services provided by the WFOE and the Parent’s other subsidiaries to the VIE and VIE’s subsidiaries and the loan provided by the Parent’s other subsidiaries to the WFOE.

(3)

To eliminate the Parent’s net liabilities in subsidiaries and the VIE, other subsidiaries’ investments in the WFOE and the total shareholders’ equity (deficit) of the Parent’s subsidiaries and the VIE.

The following table presents our summary consolidated cash flows data for the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024:

	Year Ended December 31,				Six Months Ended June 30,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by (used in) operating activities	(194,906)	(86,817)	45,707	6,289	(19,906)	20,674	2,845
Net cash provided by (used in) investing activities	(624,882)	461,380	26,049	3,585	75,267	(9,225)	(1,269)
Net cash provided by (used in) financing activities	743,376	—	(359)	(49)	—	(1,604)	(221)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(438)	29,054	5,850	805	12,483	2,477	341

Net increase (decrease) in cash and cash equivalents	(76,850)	403,617	77,247	10,630	67,844	12,322	1,696

Cash and cash equivalents at the beginning of the year	295,377	218,527	622,144	85,609	622,144	699,391	96,239

Cash and cash equivalents at the end of the year/period	218,527	622,144	699,391	96,239	689,988	711,713	97,935

The following table presents our condensed consolidating schedule depicting the consolidated cash flows for the years ended December 31, 2021, 2022, and 2023 for the Parent, other subsidiaries, WFOE, and VIE and its subsidiaries, and eliminating adjustments separately.

	For the Year Ended December 31, 2023
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Net cash provided by (used in) operating activities	(2,191)	61,826	65,598	(79,526)	—		45,707

Investing activities:
Purchase of property and equipment	—	(979)	—	(2,106)	—		(3,085)
Proceeds from maturities of investments	34,469	180,505	191,578	322,172	—		728,724
Proceeds from maturity of term deposit	—	36,152	—	—	—		36,152
Proceeds from disposal of property and equipment	—	—	—	176	—		176
Purchase of term deposit	—	(918)		—	—		(918)
Purchase of investments	—	(180,000)	(170,000)	(385,000)	—		(735,000)
Cash paid to inter-companies	(34,427)	(101,887)	(219,001)	(5,100)	360,415	(1)	—
Cash received from inter-companies	7,046	113,708	111,201	1,005	(232,960	)(1)	—

Net cash provided by (used in) investing activities	7,088	46,581	(86,222)	(68,853)	127,455		26,049

Financing activities:
Payments for initial public offering (“IPO”) costs	—	—	—	(359)	—		(359)
Cash received from inter-companies	—	93,528	101,887	165,000	(360,415	)(1)	—
Cash paid to inter-companies	—	(56,253)	(113,707)	(63,000)	232,960	(1)	—

Net cash provided by (used in) financing activities	—	37,275	(11,820)	101,641	(127,455)		(359)

Effect of foreign currency exchange rate changes on cash and cash equivalents	25	5,795	30	—	—		5,850

Net increase (decrease) in cash and cash equivalents	4,922	151,477	(32,414)	(46,738)	—		77,247

Cash and cash equivalents at the beginning of the year	—	326,966	134,133	161,045	—		622,144

Cash and cash equivalents at the end of the year	4,922	478,443	101,719	114,307	—		699,391

	For the Year Ended December 31, 2022
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Net cash provided by (used in) operating activities	(1,694)	(5,052)	(192,274)	112,203	—		(86,817)

Investing activities:
Purchase of property and equipment	—	—	(256)	(3,169)	—		(3,425)
Proceeds from maturities of investments	3,388	65,804	615,303	66,153	—		750,648
Proceeds from maturity of term deposit	—	911,772	—	—	—		911,772
Proceeds from disposal of property and equipment	—	—	—	181	—		181
Purchase of term deposit	—	(406,355)	—	—	—		(406,355)
Purchase of investments	(1,694)	(65,516)	(603,231)	(121,000)	—		(791,441)
Cash paid to inter-companies	—	(189,042)	—	—	189,042	(1)	—

Net cash provided by (used in) investing activities	1,694	316,663	11,816	(57,835)	189,042		461,380

Financing activities:
Cash received from inter-companies	—	—	189,042	—	(189,042	)(1)	—

Net cash provided by (used in) financing activities	—	—	189,042	—	(189,042)		—

Effect of foreign currency exchange rate changes on cash and cash equivalents	—	11,381	17,673	—	—		29,054

Net increase in cash and cash equivalents	—	322,992	26,257	54,368	—		403,617

Cash and cash equivalents at the beginning of the year	—	3,974	107,876	106,677	—		218,527

Cash and cash equivalents at the end of the year	—	326,966	134,133	161,045	—		622,144

	For the Year Ended December 31, 2021
	Parent	Other subsidiaries	WFOE	VIE and its subsidiaries	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB	RMB		RMB
Net cash used in operating activities	(5,411)	(11,482)	(161,505)	(16,508)	—		(194,906)

Investing activities:
Purchase of property and equipment	—	—	(1,222)	(4,010)	—		(5,232)
Proceeds from maturities of investments	111,751	609,402	110,329	—	—		831,482
Proceeds from disposal of property and equipment	—		—	126	—		126
Purchase of term deposit	—	(517,537)	—	—	—		(517,537)
Purchase of investments	(142,948)	(610,773)	(180,000)	—	—		(933,721)
Cash paid to inter-companies	(718,996)	(192,894)	—	—	911,890	(1)	—

Net cash provided by (used in) investing activities	(750,193)	(711,802)	(70,893)	(3,884)	911,890		(624,882)

Financing activities:
Issuance of Series D-2 Redeemable Convertible Preferred Shares	747,794	—	—	—			747,794
Payment for Series D-2 Redeemable Convertible Preferred Shares issuance costs	(4,418)	—	—	—			(4,418)
Cash received from inter-companies	—	718,996	192,894	—	(911,890	)(1)	—

Net cash provided by (used in) financing activities	743,376	718,996	192,894	—	(911,890)		743,376

Effect of foreign currency exchange rate changes on cash and cash equivalents	(3,826)	3,528	(140)	—	—		(438)

Net decrease in cash and cash equivalents	(16,054)	(760)	(39,644)	(20,392)	—		(76,850)

Cash and cash equivalents at the beginning of the year	16,054	4,734	147,520	127,069	—		295,377

Cash and cash equivalents at the end of the year	—	3,974	107,876	106,677	—		218,527

Note:

(1)	To eliminate the cash flows that have occurred among the Parent, the WFOE, the VIE and its subsidiaries, and the other subsidiaries.

RISK FACTORS

Risks Relating to Our Business and Industry

We are highly dependent on the future growth and proliferation of the on-demand delivery industry, which is new, rapidly evolving, and difficult to predict.

We operate in a new and rapidly evolving industry. Our business and growth are highly dependent on the future growth and proliferation of the on-demand delivery industry in China, which could be affected by many factors beyond our control.

The on-demand delivery industry in China could be affected by the sophistication of logistics technologies that improve operational efficiency, enhanced picking and fulfillment capability, preservation of freshness in transportation, and increasing level of time sensitivity and safety sensitivity of individual senders and business entities.

In addition, the revenue growth and profitability of our business depend on the demand for express delivery services generally and for on-demand delivery industry in particular. Changes in government policies, laws and regulations governing the delivery industry can influence the growth of the on-demand delivery industry in China. As the on-demand delivery industry is new and rapidly evolving, uncertainties exist as to how new policies, laws and regulations would shape the industry. The market for, and adoption of, on-demand delivery services may not grow as expected. It is difficult to predict customer adoption rates, demand for on-demand delivery services, the growth and sustainability of our addressable market, the entry of competitive services or the success of existing competitive services. Our ongoing success depends on our ability to continue to adapt to evolving industrial trends and standards, modify our strategies, optimize marketing strategies and satisfy changing regulatory requirements and customer demands. If the on-demand delivery industry in China fails to develop as we expect, our business and growth could be materially and adversely affected.

The on-demand delivery industry is also highly sensitive to changes in macroeconomic conditions. For example, delivery spending tends to decline during economic recessions. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and property markets, interest rates, tax rates, and other government policies and changes in unemployment rates can adversely affect customer preference and spending behavior in the on-demand delivery industry, which could materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil, and social instability, may also adversely affect customer preference and spending, which could in turn negatively impact our growth and profitability.

Our business and growth are dependent on individual consumption power and local retail in China.

We generate our order volume by serving individual customers, as well as local businesses that rely on our services to fulfill orders placed by their customers. Our business and growth are dependent on the viability, sustainability, and prospects of individual consumption power and local retail in China.

Any uncertainties relating to the growth of and regulatory environment affecting individual consumption power and local retail in China could have a considerable impact on us. The sustainability of individual consumption power and local retail in China is affected by a number of factors, most of which are beyond our control. These factors include, but are not limited to:

•	the growth of broadband and mobile internet penetration and usage in China;

•	the consumption power and disposable income of consumers in China, as well as changes in demographics and consumer tastes and preferences;

•	the availability, reliability, and security of local retail and e-commerce platforms;

•	the selection, price, and popularity of products offered on local retail and e-commerce platforms;

•	the emergence of alternative channels or business models that better suit the needs of consumers in China;

•	the development of fulfillment, payment, and other ancillary services associated with local retail and e-commerce; and

•	changes in laws and regulations, as well as government policies that govern local retail and e-commerce in China.

Any harm to our brand or reputation may materially and adversely affect our business and results of operation.

We believe that building a strong brand and reputation as an effective, safe, reliable, and socially responsible service provider is critical to our business and competitiveness. The brand recognition and reputation of our “FlashEx” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified or based on isolated incidents, such as complaints and accidents in relation to customer or rider experience, quality of delivery services provided by our Flash-Riders, and actual or perceived deterioration of our service quality could undermine the trust and credibility we have established, tarnish our reputation, and reduce the value of our brand, which might negatively impact our ability to attract new customers or retain existing customers. See “—Failure to deliver orders with efficiency could damage our reputation and harm our business.” Our competitors may fabricate complaints or negative publicity about us and our Flash-Riders for the purpose of vicious competition. In addition, complaints regarding illegal, negligent, reckless or otherwise inappropriate behavior of our Flash-Riders could also materially and adversely harm our reputation and brand. See “—Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.” With the increased use of social media, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive public awareness of our services, it may be difficult to maintain and grow our customer base, and our business, results of operations, and growth prospects may be materially and adversely affected.

We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.

The markets for on-demand dedicated courier delivery is highly competitive and characterized by rapid market changes and technology evolution, giving rise to new market entrants and well-funded competitors and the introduction of new business models disruptive to our business. For more information related to the competitive landscape of China’s on-demand delivery services industry, see “Business—Competition.” Although we are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, there are multiple existing market players that provide on-demand delivery services and there may be new entrants emerging, and these market players compete to attract, engage and retain customers. They may be well-established and be able to devote greater financial, technical or marketing resources to the development, promotion and sale of offerings than we do, which could adversely affect our results of operations. If we cannot equip ourselves with the necessary resources and skills to attract, retain and engage existing and new customers, we may lose market share as competition increases. In addition, we must monitor competitors’ pricing, be prepared to adjust our own pricing and offerings, and efficiently control costs to maintain our margins and market share.

Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, certain large retailers may build or further develop their own on-demand delivery network leveraging on their established delivery capacities in selected high-density cities in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may even expand to serve local e-commerce platforms and compete with us for qualified riders and personnel. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, or fail to improve, and we could experience a decline in growth that could adversely affect our business, financial condition, and results of operations.

Changes to our pricing could adversely affect our competitiveness and our ability to attract or retain customers.

Although we target customers who often prioritize delivery speed and safety over price, demand for our services is nonetheless still sensitive to delivery price, the rates for time and distance, and the customer incentives we provide. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing, and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, comparable services with lower prices. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new riders more effectively than we do. Although we do not intend to compete with aggressive pricing policies which are not beneficial to long-term growth, there can be no assurance that we will not be forced, through competition, regulation or otherwise, to reduce the price of delivery for customers, increase the customer incentives we provide, or increase our marketing and other expenses to attract and retain customers in response to competitive pressures.

Further, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that reclassifies a rider as our employee, may require us to revise our pricing methodologies to account for such a change to rider reclassification which may result in significant increase in our operation costs. While we do and will attempt to set prices and pricing packages based on our past operating experience, our assessments may not be accurate or there may be errors in the pricing calculations used and we could be underpricing or overpricing our services. Any such changes to our pricing or our ability to efficiently price our services could adversely affect our ability to attract or retain individual and business customers, as well as our business, financial condition, and results of operations.

Our limited operating history and evolving business model in a developing market make it difficult to evaluate our business and future prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our commercial operations in 2014. Given our limited operating history and evolving business model in a developing market, it is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our evaluation or we adjust our estimates in future periods, our results of operations and financial position could be materially affected and the investors’ perceptions of our business and future prospects could differ materially from their expectations and the market price of our ADSs could decline.

We have been actively exploring boundaries and expanding our services. Our evolving business makes it difficult to evaluate the risks and challenges we may encounter. The risks and uncertainties we may face include challenges to our ability to successfully maintain high quality services as we expand our customer bases, to attract new individual and business customers in a cost-effective manner, to anticipate and respond to macroeconomic changes and changes in local markets where we operate, to successfully expand our geographic reach, to forecast our revenue and manage capital expenditures for our current and future operations, and to comply with existing and new laws and regulations applicable to our business. If we fail to address the risks and challenges that we face, our business, financial condition, and results of operations could be adversely affected.

We cannot assure you that we will be able to maintain profitability in the future.

We have a history of net losses and negative cash flows from operating activities. We incurred net losses of RMB291.0 million and RMB180.4 million in 2021 and 2022, respectively, and generated net incomes of RMB110.5 million (US$15.2 million) and RMB123.7 million (US$17.0 million) in 2023 and for the six months ended June 30, 2024, respectively. The achievement of profitability in 2023 was largely attributable to an increase in other income from RMB9.2 million in 2022 to RMB74.3 million (US$10.2 million) in 2023, which was mainly due to the increase in government grants determined at the discretion of the relevant governmental authorities. Net cash used in our operating activities was RMB194.9 million and RMB86.8 million in 2021 and 2022, respectively.

Although we recorded net income of RMB110.5 million (US$15.2 million) and RMB123.7 million (US$17.0 million) in 2023 and for the six months ended June 30, 2024, respectively, and also generated RMB45.7 million (US$6.3 million) and RMB20.7 million (US$2.8 million) of net cash provided by operating activities in 2023 and the six months ended June 30, 2024, we cannot assure you that we will be able to maintain profitability or achieve and maintain positive cash flow in the future. Our costs and expenses will likely increase in the future as we expect to enhance our on-demand dedicated courier capabilities, expand customer base in existing market and penetrate into new markets, and continue to invest and innovate in our technology infrastructure. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and affect our profitability. In addition, these efforts may be more costly than we expect and may not result in increased revenue or growth in our business.

Our ability to maintain profitability depends on our ability to improve our market position and profile, expand our customer base, maintain high quality services, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. If we are unable to generate adequate revenue growth and manage our costs and expenses, we may not be able to maintain profitability or achieve and maintain positive cash flow consistently, which may impact our business growth and adversely affect our financial condition and results of operations.

If we fail to attract new individual and business customers to our business cost-effectively, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Our success depends partially on our ability to cost-effectively attract new customers to our business and to maintain relationships with existing customers. We must continue to provide customers with on-demand dedicated courier services that are efficient, safe, and reliable. If we fail to provide the services comparable or superior to those of our competitors, we may fail to attract new customers to our business, or to maintain relationships with existing customers. Our business customers such as small-to-medium enterprises and chain merchants may also choose our competitors if they charge lower service fees, or if our competitors provide more types of or more efficient services.

The extent to which we are able to maintain and strengthen the attractiveness of our services to our individual and business customers also depends on our ability to maintain and strengthen our brand and reputation, which associates FlashEx with high-quality delivery services. For example, if customers are unsatisfied with the services performed by our Flash-Riders, our ability to attract new customers, or to maintain relationships with existing customers could be adversely affected.

The status of our Flash-Riders as independent contractors has been and may continue to be challenged. A reclassification of our Flash-Riders’ status could materially and adversely affect our business, financial condition, and results of operations.

We rely on the Flash-Riders to provide on-demand dedicated courier services to orders placed through FlashEx. We generally treat such Flash-Riders as independent contractors, instead of our employees.

However, we have been subject to and may continue to be subject to claims, lawsuits, arbitration proceedings, administrative actions and other legal and regulatory proceedings seeking to reclassify Flash-Riders as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. The status of Flash-Riders has been challenged in a few instances historically. We have taken certain measures to clarify their independent-contractor status such as modifying our service agreement with Flash-Riders. Nevertheless, we may not be successful in defending the classification of Flash-Riders in some or all proceedings as laws and regulations that govern the status and classification of independent contractors and their interpretations are subject to changes depending on the facts and circumstances, which can create uncertainty and unpredictability, and may lead to unfavorable results for us. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the classification of Flash-Riders have been and may continue to be material to our business.

A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, or any change to relevant laws or regulations that classifies a rider of a delivery service provider as an employee, may harm our business, financial condition, and results of operations, including as a result of: (i) monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages, unpaid employee benefits, social security contributions and housing provident funds, expense reimbursement, statutory and punitive damages, penalties, and government fines; (ii) claims for employee benefits, social security, workers’ compensation and unemployment; (iii) other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; (iv) harm to our reputation and brand; (v) inefficient utilization of rider resources when the demand is not at peak under an employee model; and (vi) loss of attractiveness to riders given the loss of flexibility under an employee model. Further, any such reclassification may require us to significantly alter our pricing methodologies and business model, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, regulatory agencies or courts may hold us liable for personal injuries, casualities, and property damages caused by Flash-Riders to third parties or any severe personal injuries, casualties, or property damages occurred to such Flash-Riders, which may subject us to significant additional expenses resulting from the potential application of labor and employment laws to compensate third parties or Flash-Riders, as well as governmental penalties or other legal sanctions, without making a decision on Flash-Riders’ status, and could adversely affect our business, financial condition, and results of operations.

Our dependence on Flash-Riders to provide dedicated courier services may impact the quality of our services.

We do not employ any Flash-Riders. We depend on Flash-Riders to provide dedicated courier services to our individual and business customers, and our commitment to high-quality and secure delivery substantially depends on Flash-Riders whose actions are not fully controlled by us. Any shortcoming in services of Flash-Riders, such as extended delays in delivery due to human error, loss of goods because of negligence or theft, inappropriate attitude toward senders or receivers, or any other failure to meet customer expectations or requirements, may be attributed to us and adversely affect our service quality, resulting in disputes and harming our business and reputation.

We may be unable to protect or provide a safe environment for our delivery services as a result of certain actions by Flash-Riders. Such actions may result in injuries, property damage, business interruption, or significant liabilities for us. If Flash-Riders engage in criminal, violent, inappropriate, or dangerous activities, transfer dangerous goods, or use our service as a conduit for criminal activities, our individual and business customers may not consider our service safe, and we may be subject to negative publicity as a result of our business relationship with such Flash-Rider, which would adversely impact our brand, reputation, and business.

Although we have established a comprehensive system of service protocols for Flash-Riders and entered into contracts with them or agreed with them on terms for delivery services, we may not be able to exercise the same level of supervision over their conduct as we would if they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal actions by

Flash-Riders in completing orders placed by individual and business customers, the disputes resulted from such actions may involve us and we may suffer reputational and incur liabilities.

We conduct thorough background checks for Flash-Riders and implement strict Flash-Rider management. We also continuously monitor Flash-Riders’ behaviors. However, we cannot assure you that our background check process is able to verify the accuracy of all the information provided by Flash-Riders.

We engage outsourced delivery agencies in a number of cities to provide Flash-Riders for our operations and may be liable for violations of applicable PRC labor laws and regulations by the outsourced delivery agencies.

We have recruited a small portion of Flash-Riders from outsourced delivery agencies who send their independent contractors or employees to work as Flash-Riders in a number of cities in China and may continue to do so. We enter into agreements with the outsourced delivery agencies and do not have any employment relationship with these Flash-Riders. We have strived to only engage certain scrutinized agencies and outsource monetarily insignificant orders. However, since these Flash-Riders are not directly employed by us, our control over them is relatively limited. If any Flash-Riders fail to perform in accordance with instructions, policies, and business guidelines for item pick-up or delivery set forth by us and the outsourced delivery agencies, our reputation, business, and results of operations could be materially and adversely affected.

Our agreements with the outsourced delivery agencies provide that we are not liable to the Flash-Riders if the outsourced delivery agencies fail to fulfill their contractual duties to these Flash-Riders. However, if the outsourced delivery agencies violate any relevant PRC laws and regulations, including labor, employee benefits, housing provident funds, and social security insurance, or their employment agreements with riders, these Flash-Riders may file claims against us as they provide their services for our operations. As a result, we may incur legal liability, and our reputation, business, financial condition, and results of operations could be materially and adversely affected.

Failure to deliver orders with efficiency could damage our reputation and harm our business.

We are devoted to delivering orders placed through FlashEx with efficiency to ensure premium customer experience. However, customers of on-demand dedicated courier services are becoming more time-sensitive, privacy-sensitive, and price-sensitive, and their willingness to pay for on-demand dedicated courier may decrease if the services are not conveniently and quickly available at a reasonable price. Therefore, if we are unable to provide on-demand dedicated courier services in a timely, reliable, safe, and affordable manner, our reputation, customer loyalty, and business could be negatively affected.

We rely on our proprietary pricing and dispatching system and digitalized rider management system to support our rider management and instant rerouting based on traffic condition to estimate and ensure our delivery efficiency. However, our actual delivery time is subject to various factors that may be beyond our control, including the regional traffic conditions and weather conditions that may affect the traffic, governmental activities that block the normal delivery route and unanticipated accidents. Although our proprietary pricing and dispatching system could anticipate and simulate the optimal route and optimize the performance and efficiency of our delivery network, we may experience rider shortage in peak hours or for remote area, where delivery orders might not be accepted and picked up timely. If delivery items are not delivered on time or are delivered in a damaged condition, our customers may lose confidence in us. Our reputation and brand may be adversely damaged and we may lose customers.

Our customer base is relatively concentrated in a limited number of key cities. Negative interferences with our operations in these key cities could adversely affect our financial condition and results of operations.

We derive a substantial portion of our revenues from a limited number of key cities. Although we are expanding and diversifying our customer base and geographical reach, we still expect to be reliant on these key cities for the foreseeable future. If any of our key cities are subject to restrictive measures or other negative interferences, our services within such key cities might be adversely affected and consequently, our revenue deriving from serving the customers of these key cities may decrease.

In addition, any material negative trends of markets in these key cities could materially disrupt our operations, and our revenue and cash flows from operating activities could be significantly reduced. In the meantime, any of the foregoing risks may strain our managerial, financial, operational, and other resources. If we fail to manage such reduction in revenue, our brand and reputation could also be materially harmed.

We collect, process, and use data, some of which contains personal information. Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Any privacy or data security breach or failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.

As a technology-based company, our business generates and processes a large quantity of personal, transaction, behavioral, and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third-parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of customer data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

We also have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered with our services. The content of the delivery order may also constitute or reveal confidential information. Although we have data security polices and measures in place, we cannot assure you that the information will not be misappropriated, as a large number of Flash-Riders and our personnel handle the orders and have access to the relevant confidential information. None of the Flash-Riders are our employees, which makes it more difficult for us to implement adequate management, supervision and control over them.

We are subject to PRC laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to such data. Further, our business is subject to a variety of PRC laws and regulations regarding cybersecurity, privacy, data protection and information security, and Internet information in the PRC is regulated and restricted from a national security standpoint.

According to the PRC National Security Law, the state shall establish institutions and mechanisms for national security review and regulation and conduct national security review on key technologies and IT products and services that affect or may affect national security. According to the PRC Cyber Security Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure, or CIIOs, in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on CIIOs. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law and other newly promulgated laws and regulations.

According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities on December 28, 2021, which became effective and replaced the previous version of the Cybersecurity Review Measures on February 15, 2022, a CIIO purchasing network products and services that affect or may affect national security, or an internet platform operator that possesses personal data of more than one million users and seeks a listing in a foreign country, shall be subject to the cybersecurity review. Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. On July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating rules for the identification of CII with reference to the factors set forth in the provisions, and further organizing the identification of CII in the related industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as CIIOs. However, as these provisions were newly issued and the governmental authorities may further enact detailed rules or explanations with respect to the interpretation and implementation of such provisions, including rules on identifying CII in different industries and fields, it remains unclear whether we or other operators we provide services to may be identified as CIIOs. If we provide or are deemed to provide network products and services to CIIOs, or if we are deemed to be a CIIO, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. Furthermore, once we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of CII, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC on such basis. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect our proposed overseas listing pursuant to the Cybersecurity Review Measures. However, there can be no assurance that we would be able to complete other applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

Furthermore, the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection is constantly evolving. On November 14, 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may impact national security. The Draft Measures on Network Data also requires data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. The Draft Measures on Network Data was released for public comment only. There remains uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

In addition, the PRC government authorities have increasingly focused on and are improving the legislative system on the protection of personal information, On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the PRC territory, all personal information collected and produced within the PRC.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC.

For a comprehensive discussion on the aforementioned laws and regulations, see “Regulation—Regulations Relating to Cybersecurity and Data Security” and “Regulation—Regulations Relating to Privacy Protection.” Since these laws and regulations are relatively new, there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.

We are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations, and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations, or obligations. We have in the past received notices from the relevant governmental authorities in China requiring us to rectify and enhance our data privacy protection measures in accordance with the applicable law and regulations of the PRC. We have taken measures to rectify our data privacy protection practice, and implement a data protection and privacy policy with respect to how we collect, store, process, and use customer data and information. Apart from the aforementioned notices, we have not experienced any material breaches of any of the cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. We believe that we are in compliance with the regulations and policies that have been issued by the CAC to date in all material respects. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations, and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations, and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations, and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations, or policies may result in inquiries and other proceedings or actions against us by governmental authorities or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of our apps from the relevant app stores, and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.

We are subject to risks inherent in the logistics industry, including personal injuries and casualties, product damage, and transportation-related incidents.

A large volume of orders are handled and delivered by a large number of our Flash-Riders every day. We face the risks associated with carriage and transportation safety, which may result in property damages, personal injuries and casualties. Items carried and transferred by our Flash-Riders may be stolen, damaged or lost for various reasons. In particular, delivery of fresh and perishable products entails inherent risks regarding item packing and stacking, storage condition in transit, and traffic condition.

Our failure to detect and prevent unsafe, prohibited or restricted items from transmitted through our services may harm our reputation and business, and subject us to penalties and civil liabilities if any personal injuries, casualties, or property damage take place. In addition, we cannot guarantee all unsafe items, such as flammables and explosives, toxic or corrosive items, be detected and prevented from being transported, and those unsafe items may injure recipients and harm personnel and damage other properties.

Delivery of products also involves risks regarding transportation safety. We constantly have a large number of Flash-Riders in transport and most of them ride electric bicycles. From time to time, our Flash-Riders may be involved in transportation accidents, and the products and items carried by them may be lost or damaged. In addition, Flash-Riders and third parties may also suffer personal injuries and casualties, where the insurance may not fully cover the damages caused. We are regularly subject to claims, lawsuits, arbitrations and other legal proceedings seeking to hold us liable for property damages, personal injuries and casualties caused in the process of performing our on-demand dedicated courier services, which may be raised by service users and recipients, Flash-Riders and injured third parties, and the results of which cannot be predicted with certainty.

Any of the foregoing risks could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our delivery services are perceived to be unsafe by individual and business customers, which may reduce our services’ attractiveness, our business, financial condition, and results of operations may be materially and adversely affected.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas, where we commenced our operation from covering first-tier cities in China (including Beijing, Shanghai, Guangzhou, and Shenzhen, according to China Business Network, a finance media company in China) with larger populations and more demands for our independent on-demand dedicated courier services and have continued to expand our geographical reach to lower-tier cities. Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in lower-tier cities in China, there may be a lack of demand for on-demand delivery, the order density in those smaller, less developed areas may not be sufficient to allow us to operate in a cost-efficient manner, and we may need to adjust our pricing methodologies to adapt to local economic condition. We cannot assure that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

In addition, our lack of relevant customer profiles or familiarity with market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be existing local market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

Further, as of the date of this prospectus, we have only registered branch offices in 21 cities, and the rest of our local branches with premises for business operations established along with our geographic expansion have not been registered with local administrations. In addition, we may not be able to change the registered address of our subsidiaries or branches in the PRC to their operating addresses in a timely manner. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the State Administration for Market Regulation, or the SAMR or its local branches at the place where the premises are located and obtain business licenses for them as branch offices. We may not be able to update the registered address for our subsidiaries or branches or register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and being publicized to the public. As of the date of this prospectus, other than a fine of RMB10,000 imposed on us in 2018 for our failure to establish a local branch, we have not received other regulatory or governmental penalties in relation to failure to register such premises for business operations as branch offices. We cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings in the future. If we become subject to these penalties, our reputation, business, and results of operations could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable law, regulations, and policies may materially and adversely affect our daily operations and hinder our growth.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, and other governmental authorities in charge of the relevant categories of services offered by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our business operation, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. See the section titled “Regulation” of this prospectus for further details on the requisite approvals, licenses or permits for our business operations.

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without requisite approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As the on-demand delivery industry is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the on-demand delivery business. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses, such as courier service operation permit, or impose additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. In addition, if we are required to renew our existing licenses or permits or update certain information contained in our existing licenses or permits, we cannot assure you that we will be able to complete such renewal or registration amendment in a timely manner, which may also cause us subject to fines and/or other penalties. Any of these and other regulatory actions by the PRC governmental authorities, including issuance of official notices, change of policies, promulgation of regulations and imposition of sanctions, may adversely affect our business and have a material and adverse effect on our results of operations.

Any disruption to our technology systems and resulting interruptions in the availability of our applications or services could adversely affect our business and results of operations.

The satisfactory performance, reliability, and availability of our technology systems are critical to our success. We rely on our technology infrastructure, which consists of a proprietary pricing and dispatching system, a digitalized rider management system, a mobile application, Mini-Programs and API. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and customers may experience service outages and delays in accessing and using our mobile application or Mini Programs as we seek to source additional capacity. In addition, we may experience surges in online traffic and generally as we scale, which can put additional demand on our mobile application, Mini Programs or API at specific times. Any disruption to our technology systems and resulting interruptions in the availability of our website, applications or services could adversely affect our business and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our mobile application, Mini Programs, API or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill orders, and the reduction of attractiveness of our services. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any one of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected and we could be subject to liability claims.

Failure to continue to improve our technology systems or develop new technologies to adapt to changing customer needs could harm our reputation, business, and prospects.

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and customer preferences. The on-demand delivery industry is characterized by rapid technological evolution, including frequent introductions of new services embodying new technologies, such as potential future commercial implementation of unattended delivery technologies of package-delivering robots. Any technology development in the on-demand delivery industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and growth prospects depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with increased orders or expanded service offerings to ensure more efficient capacity management through an integrated information flow through our entire network. However, while we have continually enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business expansion or developing new technologies to adapt to changing customer needs and industry breakthrough and the failure to do so could harm our reputation and business and may also impede our growth.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. We have invested and may continue to invest significant amount of capital to fund research and development projects for new technologies. However, the development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer needs or emerging industry standards and any failure to do so may render our services less competitive or attractive, and our reputation, business, and prospects may be materially and adversely affected.

We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business, and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, customer complaints, intellectual property disputes, breach of contract, unfair competition, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of individual and business customers and our Flash-Riders. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition, and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for all Flash-Riders to cover each order. We also offer the option for Flash-Riders to purchase daily third-party personal injury and property damage insurance before the Flash-Rider responds to the first order assigned to him or her every day. See “Business—Insurance” for more details. We may be required to pay higher premiums for the coverage we obtain. For these insured risks, there can be no assurance that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we face claims in excess of our applicable aggregate coverage limits for insured risks, we would bear any excess and the compensated amount could be significantly less than our actual loss. Any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

We depend on data centers and cloud computing services provided by third parties and any disruption in the operation of these facilities could adversely affect our business.

We depend on several third-party applications and services to ensure the smooth performance of certain key functions of our business. For example, we host our services on servers and network infrastructure rented from third-party cloud computing vendors. In addition, we collaborate with or receive open source software services from online map providers, social media access portal provider for embedding our Mini-Programs, and payment processing providers.

Any interruption or delay, most of which are beyond our control, in the functionality of these third-party applications and services may lead to our system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. In addition, if any third-party application and service providers withdraw their authorization to us, or their services become limited, restricted, curtailed or less effective in any way or become unavailable to us for any reason, our business may be materially and adversely affected. We may not be able to promptly find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all, which may materially and adversely affect our business, financial condition, and results of operations.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as Weixin Pay and Alipay, in order to ensure a smooth customer experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customer, process electronic fund transfers or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Customer experiences on mobile devices depend upon effective use of our mobile applications, third-party platforms and third-party mobile operating systems that we do not control.

Customers generally place orders via our mobile applications, Mini Programs and API-connected third-party systems using mobile devices, and we expect this trend to continue. In particular, our Flash-Riders primarily rely on our mobile applications to plan, track and adjust the delivery route while on transportation, which can be tracked in real time by our customers. To optimize the mobile real-time item tracking and locating experience, we are somewhat dependent on the download and effective use of our mobile applications and Mini-Programs by our customers on their mobile devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our sites on mobile devices.

As new mobile devices and operating platforms are released, we may experience delay or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our customers to access and use our applications, programs and platforms on their mobile devices, our customer growth could be harmed and our business and results of operations may be adversely affected.

Our operating results are subject to seasonality, which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with the delivery industry in China. We typically experience a seasonal surge in delivery orders during the fourth quarter each year. On the contrary, activity levels across our business lines are typically lower around weekends and Chinese national holidays, including Chinese New Year in the first quarter of each year and National Day in the first week of October, primarily due to weaker customer and rider activity levels during these holiday seasons.

Seasonality also makes it challenging to accurately and timely estimate customer demands and manage our capacity accordingly. We make planning and spending decisions, including rider management based on our estimates of customer demand. Failure to meet demand associated with the seasonality in a timely manner may adversely affect our financial condition and results of operations. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition, and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.

If we are unable to attract, train and retain qualified personnel, as well as Flash-Riders, or if we experience any large-scale labor unrest, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical and operational personnel with expertise in the on-demand delivery industry or other areas we expand into. The effective operation of our managerial and operating systems, fulfillment infrastructure, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. However, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need in order to achieve our strategic objectives.

We also intend to expand our Flash-Riders base. However, if we are unable to manage delivery capacity effectively, optimize dispatching process, provide incentives to or increase delivery charges for less favorable delivery tasks, or fully utilize Flash-Riders’ delivery capacity in a timely manner, we may not be able to attract and retain Flash-Riders as independent contractors, resulting in insufficient delivery resources, increased costs, and lower delivery service quality in certain regions of our network.

We and the outsourced delivery agencies we engage have been subject to labor disputes initiated by our or the outsourced delivery agencies’ employees from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor dispute in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any large-scale labor unrest directed against us or the outsourced delivery agencies could directly or indirectly prevent or hinder our normal operating activities, and if not resolved in a timely manner, lead to delays in our fulfillment performance. We and the outsourced delivery agencies are not able to predict or control any large-scale labor unrest, especially those involving labor not directly employed by us. Further, large-scale labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition, and results of operations.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2015. For the years ended December 31, 2021, 2022, and 2023 and for the six months ended June 30, 2024, we did not record any share-based compensation expenses as the exercisability is dependent upon our completion of an initial public offering. As of the date of this prospectus, options to purchase 2,395,881 Class A ordinary shares and 5,299,000 restricted share units held by our employees and directors remained outstanding. We will recognize share-based compensation expenses of RMB121.9 million relating to options and restricted share units vested upon the completion of this offering. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Any deficiencies in public telecommunication and internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance, reliability, and security of the public telecommunications and internet infrastructure. Currently, substantially all of our sale of services are generated online through our FlashEx user interfaces such as mobile application, Mini Programs, and API-connected third-party systems. Therefore, the satisfactory performance, reliability, and availability of our user interfaces are critical to our success and our ability to attract and retain individual and business customers. The reliability and availability of our user interfaces depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to individual and business customers could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our user interfaces. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platforms. Service interruptions prevent customers from accessing our user interfaces and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers, harming our operating results. In addition, we have limited control over the service fees charged by telecommunication and internet operators. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

We are subject to laws and regulations, many of which are evolving, and failure to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business and results of operations.

Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including but not limited to the MIIT, the SAMR, the MOFCOM, the CAC and SAFE. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, including but not limited to online and mobile commerce, internet content provision, cybersecurity and privacy laws, labor and employment, intellectual property, taxation, competition, mobile application accessibility and personal injury, and we may fail to fully comply with these regulations. Local regulatory authorities conduct periodic inspections, examinations, and inquiries in respect of our compliance with relevant regulatory requirements. In addition, regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. For example, under the Postal Law, which was most recently amended on April 24, 2015, courier service refers to the delivery activities that is rapidly completed within the promised time limit, including the steps of collecting items, sorting, transportation, and delivery. As the on-demand dedicated courier services we provide do not fully fall under the definition of the courier service, we do not believe we need to obtain a courier service operation permit. However, there are uncertainties regarding the government’s interpretation of the requirement. If we are deemed to provide courier service without required permit, we may be considered in violation of the laws and regulations relating to courier service. See “Regulation—Regulations Relating to Express Delivery Service” for more details. If we fail to comply with these laws and regulations, we may be exposed to penalties, fines, the suspension or revocation of our licenses or permits to conduct business, administrative proceedings and litigation.

In addition, new laws and regulations may be enforced from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, currently there is no clear regulatory authority or laws and regulations governing our on-demand dedicated courier services as such industry is relatively nascent and is at its early stage of development. We expect to experience strengthened regulatory environment along with rapid industrial evolution. If the regulatory or administrative authorities impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating on-demand dedicated courier services in the future, we will be subject to fines and penalties due to any non-compliances, increased future compliance costs, heightened challenges and uncertainties, and restrictions upon our current or future operations.

Furthermore, on February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, namely, general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines, and implementations, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations, and business prospects.

In addition, our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of Flash-Riders to provide us with their services. If we are unable to manage these risks, our business and results of operations could be materially and adversely affected.

We may require additional capital to support the growth of our business, and this capital might not be available to us when desired, on reasonable terms or at all.

To effectively compete, we may require additional funds to support the growth of our business and allow us to invest in new markets, technologies, and offerings. We anticipate that our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our services or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, we may be unable to meet the demands of existing and prospective individual and business customers, which would adversely affect our business, financial condition, and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we incur debt to finance our business, we may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments would reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Additional fundraising may also subject us to operating and financing covenants that may restrict our business and operations. As a result, we may be less able to implement our business strategy, more vulnerable to downturns in our business, the industry, or in the general economy, have less flexibility in planning for, or reacting to, changes in our business and the industry, and be unable to take advantage of business opportunities as they arise.

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our intellectual property.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, we rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

Registering and maintaining intellectual property rights in China in accordance with PRC laws and other relevant jurisdictions could be difficult. With respect to intellectual property rights, laws and regulations are subject to judicial interpretation and enforcement and may not always be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that we may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our business, if any such holders exist, would not seek to enforce such patents against us. Further, the application and interpretation of the patent laws and the procedures and standards for granting patents we are subject to are evolving and subject to uncertainties, and we cannot assure you that relevant courts or regulatory authorities would agree with our analysis based on their judgments and application of laws. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations, and financial condition.

The COVID-19 pandemic adversely affected, and may continue to adversely affect, our business, operating results and financial condition.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. Beginning in early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices across China. Normal economic activities throughout China were sharply curtailed from time to time. As a result, we have seen a declined delivery demand on certain categories of goods during the periods when the impact of COVID-19 was severe, and our results of operations were adversely affected.

The extent to which the pandemic may impact our results of operations going forward will depend on future developments, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, and the success or failure of efforts to contain or treat cases. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this prospectus.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19 pandemic, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other requirements and procedures to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. Therefore, we are required to provide information to the relevant PRC authorities before we can provide such information to overseas regulatory authorities. On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, pursuant to which, the working papers and other files produced in mainland China by securities companies and securities service institutions that provide mainland China domestic companies with relevant securities services during the overseas securities offering and listing by such domestic companies shall be stored in mainland China. If overseas securities regulators propose to carry out investigation, evidence collection or inspection on domestic companies, or relevant securities companies or securities service institutions, such activities shall be carried out through the cross-border regulatory cooperation mechanism. The domestic companies, securities companies and securities service institutions shall obtain approvals from the CSRC or relevant mainland China authorities before cooperating with overseas securities regulators in their investigations and inspections or providing materials to them. In addition, the Data Security Law and the

Personal Information Protection Law provide that no entity or individual within the PRC territory is allowed to provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the relevant PRC governmental authority. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China, and restrictions on provision of documents, materials, data and/or personal information by PRC entities and individuals to an overseas securities regulator, foreign judicial body or foreign law enforcement body may further increase difficulties faced by you in protecting your interests.

The redemption rights of our preferred shareholders cast substantial doubt about our ability to continue as a “going concern” in our consolidated financial statements.

As discussed in Note 2(a) to our consolidated financial statements for the year ended December 31, 2023, our preferred shareholders have the rights to request us to redeem all of the redeemable convertible preferred shares under certain condition, which raises substantial doubt about our ability to continue as a going concern. If we do not consummate a qualified IPO by December 31, 2024, the preferred shareholders have the right to request us to redeem all of the redeemable convertible preferred shares, resulting in a potentially significant redemption amount. For more details, see Note 2(a) to our consolidated financial statements for the year ended December 31, 2023 on page F-14. Such redemption rights, along with other special rights of shareholders other than certain registration rights, will automatically terminate upon the completion of this offering. We cannot assure you that, in case we do not complete this offering by December 31, 2024, our plan to obtain additional funding or extend the redemption date of the redeemable convertible preferred shares will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as an other control deficiency as of December 31, 2023, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

The material weakness identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) which took effect and replaced the previous version on January 1, 2022, by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and other applicable laws and regulations.

We are a company incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, we conduct our internet-related business in China through the VIE incorporated in China. The VIE is owned by PRC citizens who are our founders, with whom we have contractual arrangements. The contractual arrangements enable us to obtain substantially all of the economic benefits arising from the VIE as well as consolidate the financial results of the VIE in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIE holds the licenses, approvals, and key assets that are essential for the operations of certain of our businesses.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of the WFOE and the VIE in China, both currently and immediately after giving effect to this offering, do not violate any explicit provision of applicable PRC laws, regulations, or rules currently in effect, and (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Corporate History and Structure,” each agreement of the contractual arrangements among BingEx Limited, our WFOE, the VIE and its shareholders governed by PRC laws is valid, binding, and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and does not violate any explicit provisions of applicable PRC laws currently in effect. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Han Kun Law Offices. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among BingEx Limited, our WFOE, the VIE, and its shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke the agreements constituting the contractual arrangements;

•	revoke our business and operating licenses;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenue;

•	restrict or prohibit our use of the proceeds from our public offering to fund our business and operations in China;

•	shut down all or part of our websites, apps, or services;

•	levy fines on us or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff, and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions that could be harmful to our business.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conducts a substantial proportion of, and performs critical functions in, our operations. In addition, we and our principal shareholders are subject to pre-reporting requirement from the relevant regulatory authorities for any change of control.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. At the press conference held for the Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies. If we fail to complete the filing with the CSRC in a timely manner or at all for any future offerings, listing or any other capital raising activities which are subject to the filing requirements under the Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings, and our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIE which conducts a substantial portion of our operations. Given that the Trial Measures were recently promulgated, their interpretation, application, and enforcement and how they will affect our operations and our future financing may involve uncertainties over time as new guidance becomes available. Our holding company in the Cayman Islands, the VIE, and investors of BingEx Limited face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

Furthermore, any of the equity interest in the VIE under the name of any record shareholder of the VIE may be put under court custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect our ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of the VIE or the right to receive their economic benefits, we would no longer be able to consolidate the VIE into our financial statements, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and the VIE stakeholders may fail to perform their obligations under our contractual arrangements.

Since PRC laws limit foreign equity ownership in certain businesses in China, we operate such businesses in China through the VIE, in which we have no ownership interest and rely on a series of contractual arrangements with the VIE and its shareholders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIE. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the boards of directors of the VIE, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIE or its shareholders fail to perform their respective obligations, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIE in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our contractual arrangements with the VIE will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), the value-added telecommunication services we provide fall within the restricted category. If our contractual arrangements with the VIE is deemed as a foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE, which could render us unable to conduct some or all of our business operations and constrain our growth.

The VIE holds licenses, approvals, and assets that are necessary for the operation of certain of our businesses, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC laws. The contractual arrangements contain terms that specifically obligate the shareholders of the VIE to ensure the valid existence of the VIE and restrict the disposition of material assets or any equity interest of the VIE. However, in the event the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to operate some or all of our businesses or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

We may not be able to enforce the contractual arrangements with the VIE.

All the agreements which constitute the contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC laws and disputes would be resolved in accordance with PRC legal procedures. In the event that we are unable to enforce the contractual arrangements, or if we experience significant time delays or other obstacles in enforcing them, our ability to conduct the relevant businesses through the VIE and our financial condition and results of operations may be materially and adversely affected.

The contractual arrangements contain provisions to the effect that the arbitral body may award remedies over the shares or assets of the VIE, or grant injunctive relief or winding up of the VIE. These agreements also contain provisions to the effect that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIE in case of disputes. In addition, interim remedies or enforcement orders granted by courts in overseas jurisdictions such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in other countries under the local laws. PRC laws does allow the arbitral body to grant an award of transfer of assets of or equity interests in the VIE in favor of an aggrieved party. Therefore, in the event of breach of any agreements constituting the contractual arrangements by the VIE or its respective shareholders and if we are unable to enforce the contractual arrangements, our ability to conduct our business could be negatively affected.

The contractual arrangements with the VIE may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes.

The tax regime in China is evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIE owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIE, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s-length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or the VIE could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest.

The shareholders, directors and officers of the VIE, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

The PRC laws provides that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the VIE must act in good faith and in the best interests of the VIE and must not use their respective positions for personal gain. We control the VIE through contractual arrangements, and the business and operations of the VIE are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of the VIE and as directors or employees of our company, and may also arise due to dual roles both as shareholders of the VIE and as directors or employees of our company.

We cannot assure you that these persons will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these persons will ensure that the VIE will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “—We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIE which could render us unable to conduct some or all of our business operations and constrain our growth” above.

If we exercise the option to acquire equity ownership of the VIE, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2022 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on February 6, 2016, or the FITE Regulation (2016 Version), the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Certain Qualification Requirements. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the FITE Regulation (2016 Version). Pursuant to the revised Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation (2022 Version), the foreign investor contemplating to acquire equity interests in a value-added telecommunications services provider in China will not be required to demonstrate its Certain Qualification Requirements. Given the recency of the issuance of the FITE Regulation (2022 Version), substantial uncertainties exist as to whether in practice the Certain Qualification Requirements will still be applied to, and whether and what other qualification requirements will be imposed on or applied to, a foreign investor with respect to holding equity interest in a value-added telecommunications services provider in China. We face the risk of not satisfying the requirement promptly. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, we might be unable to unwind the contractual arrangements before we were able to comply with applicable qualification requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with applicable qualification requirements we may be ineligible to operate our value-added telecommunication businesses and may be forced to suspend our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIE from the respective shareholders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective shareholders shall return any amount of purchase price they have received to WFOE. If such a return of purchase price takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Relating to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition, and prospects are influenced by economic, political, and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and involvement, growth rate, regulation of foreign exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. Any adverse developments in the overall economic growth may have a material and adverse effect on our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. For example, our financial condition and results of operations may be adversely affected by regulations over capital investments or changes in tax regulations. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

We have completed the required filings with the CSRC for this offering. However, the approval, filing, and/or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our future securities offerings under PRC law, and if required, we cannot predict whether we will be able to obtain such approval or the timeline of the process.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by the PRC-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines between RMB1 million and RMB10 million. See “Regulation—Regulations Relating to M&A Rules and Overseas Listing.”

The Trial Measures provide that (i) the issuer shall file with the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the overseas offering and/or listing but after obtaining its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) once listed overseas, a report relating to the issuance information of such offering and/or list shall be submitted to the CSRC and a report to CSRC within three business days upon the occurrence of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer. This offering is subject to the filing requirement with the CSRC. We are required to submit the filing application with the CSRC and must have concluded the required procedures with the CSRC before the completion of this offering and our proposed listing. We have duly completed the required filings with the CSRC for this offering in accordance with the requirements under the Trial Measures. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on July 8, 2024.

However, if it is determined that we are subject to any other approval, filing, other authorization or requirements of the CSRC or other PRC governmental authorities for this offering and listing on a U.S. exchange, or future capital raising activities, such as follow-up equity or convertible debt offerings, listing on other stock exchanges and going private transactions, we may fail to obtain such approval, filing or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for this offering or future capital raising activities, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering or future capital raising activities into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. Any uncertainties or negative publicity regarding approval, filing or other requirements related to this offering or our future capital raising activities could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Significant oversight and discretion by the PRC government over our business operations could result in a material change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence or intervene our operations at any time, which could result in a material change in our operation and/or the value of our ADSs. Also, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and has implemented, and may continue to implement, relevant regulatory requirements. Our failure to meet such requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could require us to change our operations, and our failure to do so could cause the value of our securities to significantly decline. We cannot rule out the possibility that regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations may be released in the future, which could result in a material adverse change in our business, results of operations, financial condition, and/or the value of our ADSs. Therefore, investors of BingEx Limited and our business face potential uncertainties from actions taken by the PRC government affecting our business.

There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may change from time to time. The enforcement of laws in the PRC legal system and rules and regulations in China can change quickly with little advance notice. In addition, their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, the PRC legal system is based in part on government policies and internal rules, the interpretation and application of which may involve uncertainties. As a result, we may not be aware of our potential violation of these policies and rules. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, administrative and court proceedings may be protracted and result in substantial costs and diversion of resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

In addition, new laws and regulations may be enacted from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the People’s Republic of China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, and was amended on December 29, 2018, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, State Administration of Taxation, or SAT, released the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of Circular 82; the bulletin became effective on September 1, 2011, and revised on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Under Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.

Although Circular 82 and SAT Bulletin 45 explicitly provide that the above standards only apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, Circular 82 and SAT Bulletin 45 may reflect SAT’s criteria for how the “de facto management body” test should be applied in determining the tax residence of foreign enterprises in general, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that we were treated as a PRC resident enterprise for PRC enterprise income tax purposes, the 25% PRC enterprise income tax on our global taxable income could materially and adversely affect our ability to satisfy any cash requirements we may have.

PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Anti-Monopoly Law promulgated by the SCNPC in August 2007, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. These include requirements in some instances that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions involving an industry that implicates national security to be subject to merger control review or security review. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

We have grown and may continue to grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any failure to complete required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

The heightened scrutiny over acquisition transactions by PRC tax authorities may adversely impact our business operations, our acquisition or restructuring strategy or the value of your investment in us.

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. Under SAT Bulletin 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC taxable assets and without any other reasonable commercial purpose. However, SAT Bulletin 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement.

On October 17, 2017, SAT issued the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or SAT Circular 37, which became effective on December 1, 2017, and was amended on June 15, 2018, and abolished certain provisions in SAT Bulletin 7. SAT Circular 37 further clarifies the practice and procedure of withholding non-resident enterprise income tax. Pursuant to SAT Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, or the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been deducted to the relevant tax authority, both parties may be subject to penalties. The taxable gain is calculated as balance of the total income from such transfer net deducting the net book value of equity interest.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. We cannot assure you that the PRC tax authorities will not adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

A number of our PRC operating entities enjoy various types of preferential tax treatment pursuant to the prevailing PRC tax laws. Our PRC subsidiaries and VIE may, if they meet the relevant requirements, qualify for certain preferential tax treatment.

For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. For a qualified “small low-profit enterprise,” the applicable enterprise income tax rate is 20%. Beijing Tongcheng Biying Technology Co., Ltd. and Beijing Shansong Technology Co., Ltd. were certified as a “high and new technology enterprise,” under the relevant PRC laws and regulations. If such entities fail to maintain their qualification under the relevant PRC laws and regulations, their enterprise income tax rates may increase to up to 25%, which could have a material adverse effect on our financial condition.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to mainland China in a timely manner, either in RMB or in foreign currency. Therefore, we have to comply with these requirements in connection with this offering and PRC residents who are or become our shareholders or beneficial owners would also have to comply with these requirements.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions after completion of this offering. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts through the online filing system of SAFE after the loan agreement is signed and at least three business days before the borrower withdraws any amount from the foreign loan.

Furthermore, if we provide our PRC subsidiaries with capital contributions, such PRC subsidiaries are required to apply for registrations with the SAMR or its local branches, submit a change report to the MOCOM or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks. We may not be able to obtain these government registrations or approvals, or complete these government filings on a timely basis, if at all. If we fail to receive such registrations or approvals or complete such filings, our ability to provide loans or capital contributions to our PRC subsidiaries in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was last amended on March 23, 2023. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds; provided that certain conditions are met. If the VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in China fail to comply with relevant PRC foreign exchange regulations.

SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014. The SAFE Circular 37 requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicle in which such residents directly hold the equity interests undergoes material events relating to any change of basic information (including change of such PRC individual shareholder, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by the SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Currently, a foreign invested enterprise, such as our WFOE, is also required to apply to banks for foreign exchange registration and amend the registration as required.

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of SAFE or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner due to many factors, including those beyond our and their control. If any of our shareholders or beneficial owners who is a PRC resident as determined by the SAFE Circular 37 fails to fulfill the required foreign exchange registration or to comply with other related laws and regulations, or if we fail to amend the foreign exchange registrations of our WFOE, we and/or those shareholders or beneficial owners could be subject to fines or legal sanctions, our PRC subsidiaries may be prohibited from distributing their profits and dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

We are a Cayman Islands holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries or the VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Any limitation on the ability of the VIE to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Circular 81, issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular 81, if the relevant PRC tax authority determines, in its discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authority may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020, and superseded the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment; provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018, by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our WFOE to our Hong Kong subsidiary.

Regulations on the remittance of Renminbi into and out of China and governmental regulations of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government regulates the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may further formulate new laws and regulations on the access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange regulation system restricts our ability of obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC laws, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC laws, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

In addition, certain use of our leased properties has exceeded the lease term as stipulated in relevant lease agreements without extension or renewal, where the use of such properties may become unavailable to us. The lessors of some of our leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, properties used for business operations and the underlying land should be approved for commercial use purposes by competent government authorities. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to use the leased properties.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

The proceeds from this offering will be received in U.S. dollars. As a result, any appreciation of the Renminbi against the U.S. dollar may result in the decrease in the value of our proceeds from this offering. Conversely, any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our ADSs in foreign currency. In addition, there are limited instruments available for us to reduce our foreign currency risk exposure at reasonable costs. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our ADSs in foreign currency terms.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC laws.

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We cannot assure you that our practices will be deemed to be in compliance with the abovementioned employee benefit plan requirements in all aspects. For example, certain of our PRC operating entities incorporated in various locations in China have not completed necessary registrations, or made adequate contributions to the employee benefit plans. We may be required to make up the contributions for these plans as well as to pay late fees and fines. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for some of our employees, and there is no assurance that such third-party agencies have made or will make such contributions in full or in a timely manner. The relevant PRC authorities may require us to pay, or in the case of any shortfalls, to cover, such social insurance and housing fund contributions. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

Risks Relating to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list our ADSs on the Nasdaq Stock Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other delivery companies;

•	conditions in the Chinese logistics services market;

•	detrimental negative publicity about us, our competitors, or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions in China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares will remain divided into Class A ordinary shares and Class B ordinary shares immediately prior the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Immediately prior to the completion of this offering, Mr. Peng Xue, our founder, Chairman of board of directors, and chief executive officer, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately 21.4% of our total issued and outstanding share capital immediately after the completion of this offering and 73.1% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company; provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$14.84 per ADS, representing the difference between the initial public offering price of US$16.50 per ADS and our adjusted net tangible book value per ADS as of June 30, 2024, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt a tenth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary may try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if (i) we asked the depositary to solicit your instructions at least 40 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date with respect to a question to be voted upon, and (iii) we confirm to the depositary that:

•	we wish a proxy to be given to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to the matter; and

•	the matter is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman

Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges, of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association” and “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, you may not be able to rely on relevant laws in the jurisdictions where we were incorporated or our operations are conducted to enforce a judgment against our assets or the assets of our directors and officers. For more information, see “Enforceability of Civil Liabilities.”

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York is the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the venue of any legal suit, action or proceeding of that kind, and irrevocably submitted to the exclusive jurisdiction of those courts in any legal suit, action or proceeding of that kind. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The deposit agreement provides that the depositary or an ADS holder may require any claim asserted by it against us arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claim, including claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York). The exclusive forum selection provisions in the deposit agreement also do not affect the right of any party to the deposit agreement to elect to submit a claim against us to arbitration, or our duty to submit that claim to arbitration, as provided in the deposit agreement, or the right of any party to an arbitration under the deposit agreement, to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind. See ‘‘Description of American Depositary Shares’’ for more information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. Our use of net proceeds is also subject to PRC laws, regulations, and rules on foreign exchange administration and overseas investment, among other areas.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, which we refer to as the asset test. Although the law in this regard is unclear, we intend to treat the VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill (taking into account the expected proceeds from, and our anticipated market cap following, this offering) and other unbooked intangibles, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC in any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the on-demand delivery industry in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding maintaining and strengthening our relationships with the individual and business customers and Flash-Riders of our on-demand dedicated courier business;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our business and industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also includes projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$55.9 million, or approximately US$65.1 million if the underwriters exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•

approximately 35%, or US$19.6 million, for growing our customer base and increasing our market penetration. For example, we intend to use such portion of the proceeds to expand our services network and hire local operation teams in new markets, to expand customer base;

•

approximately 25%, or US$14.0 million, for building our brand image. We intend to engage in various selling and marketing activities in existing and new markets, including advertising campaigns through traditional media such as billboards, promotional activities on digital media such as advertising through social media, video streaming services and short-video apps engaging brand spokespersons, and organizing local offline marketing events;

•

approximately 25%, or US$14.0 million, for investing in technology and research & development. We intend to hire computer programming experts, data scientists and other talents, expand our intellectual property portfolio and further invest in our IT infrastructure, for the purposes of (i) enhancing the functionality and configuration of our mobile application and technology infrastructure to improve our operational efficiency and (ii) developing new features to improve customer experience; and

•

the balance for general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific strategic investments and acquisition opportunities.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to the consolidated VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks relating to Doing Business in China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Relating to Foreign Exchange.” If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of June 30, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the consolidated VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2024:

•	on an actual basis;

•

on a pro forma basis to reflect (i) all of our issued and outstanding 121,079,448 preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (ii) the recognition of share-based compensation expense of RMB121,876,396 and the vesting of 2,645,000 restricted Class A ordinary shares assuming the IPO performance condition had been met as of June 30, 2024, and

•

on a pro forma as-adjusted basis to reflect (i) all of our issued and outstanding 121,079,448 preferred shares as of June 30, 2024 on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; (ii) the recognition of share-based compensation expense of RMB121,876,396 and the vesting of 2,645,000 restricted Class A ordinary shares assuming the IPO performance condition had been met as of June 30, 2024; and (iii) the issuance and sale of 12,000,000 Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$16.50 per ADS, resulting in net proceeds of US$55.88 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2024
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 20,000,000 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	55,997	7,705	—	—	—	—
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 11,111,111 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	145,564	20,030	—	—	—	—
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 26,111,112 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	531,789	73,177	—	—	—	—

	As of June 30, 2024
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series C-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,164,778 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	395,167	54,377	—	—	—	—
Series C-2 Redeemable Convertible Preferred Shares ($0.0001 par value, 4,843,800 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	132,851	18,281	—	—	—	—
Series D-1 Redeemable Convertible Preferred Shares ($0.0001 par value, 14,528,465 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	529,581	72,873	—	—	—	—
Series D-2 Redeemable Convertible Preferred Shares ($0.0001 par value, 28,320,182 shares authorized, issued and outstanding on an actual basis; nil shares authorized, issued, and outstanding on a pro forma basis and on a pro forma as adjusted basis)	1,032,176	142,032	—	—	—	—
Total mezzanine equity	2,823,125	388,475	—	—	—	—
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.0001 par value; 1,778,920,552 shares authorized, 34,402,503 shares issued, and 26,422,222 shares outstanding on an actual basis; 1,778,920,552 shares authorized, 155,481,951 shares issued and 150,146,670 shares outstanding on a pro forma basis; 1,800,000,000 shares authorized and 167,481,951 shares issued and 162,146,670 shares outstanding on a pro forma as adjusted basis)	16	2	106	15	115	16
Class B ordinary shares (US$0.0001 par value; 100,000,000 shares authorized, 45,577,778 issued and outstanding on an actual basis, pro forma basis and pro forma as adjusted basis)	28	4	28	4	28	4

	As of June 30, 2024
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Additional paid-in capital	—	—	2,944,912	405,233	3,350,994	461,112
Accumulated other comprehensive loss	(139,516)	(19,198)	(139,516)	(19,198)	(139,516)	(19,198)
Accumulated deficit	(2,255,545)	(310,373)	(2,377,422)	(327,144)	(2,377,422)	(327,144)
Total shareholders’ equity (deficit)	(2,395,017)	(329,565)	428,108	58,910	834,199	114,790
Total capitalization(2)	428,108	58,910	428,108	58,910	834,199	114,790

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only.
(2)	Total capitalization is equal to the sum of total mezzanine equity and total shareholders’ equity (deficit).
(3)

The translations of U.S. dollars into Renminbi were made at US$1.00 to RMB7.2672, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares on an as-converted basis.

Our net tangible book value as of June 30, 2024, was a deficit of US$329.57 million, or US$1.68 per ordinary share on an as-converted basis, or US$5.05 per ADS as of that date. Net tangible book value represents the amount of our total consolidated assets less the amount of our total consolidated liabilities and total mezzanine equity because there was no intangible assets as of June 30, 2024. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$5.50 per Class A ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after June 30, 2024, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$16.50 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2024, would have been US$114.79 million, or US$0.55 per ordinary share and US$1.66 per ADS. This represents an immediate increase in net tangible book value of US$2.24 per ordinary share and US$6.71 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$4.95 per ordinary share and US$14.84 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	5.50	US$	16.50
Net tangible book value as of June 30, 2024	US$	(1.68)	US$	(5.05)
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.30	US$	0.90
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	0.55	US$	1.66
Amount of dilution in net tangible book value to new investors in this offering	US$	4.95	US$	14.84

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount (in thousands)		Percent
Existing shareholders	195,724,448	94.2%	US$	278,597	80.8%	US$	1.42	US$	4.27
New investors	12,000,000	5.8%	US$	66,000	19.2%	US$	5.50	US$	16.50

Total	207,724,448	100.0%	US$	344,597	100.0%

The pro forma as adjusted information discussed above is illustrative only.

As of the date of this prospectus, there are 2,395,881 Class A ordinary shares issuable upon the exercise of outstanding options with a weighted average exercise price of US$0.79 per share, and 5,299,000 Class A ordinary shares issuable upon vesting of restricted share units. We have reserved and issued ordinary shares for the exercise and/or vesting of these options and restricted share units.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to that the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

All of our current operations are conducted outside the United States, and a majority of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, pursuant to the laws of the United States, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring an action against us or these persons in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor a liability to pay a liquidated sum for which such judgment has been given, provided such judgment (a) is final and conclusive, (b) is not in respect of taxes, a fine or a penalty, and (c) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC laws against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

In August 2013, we established Beijing Tongcheng Biying Technology Co., Ltd., or the VIE, a limited liability company established under the laws of the PRC. We launched our FlashEx mobile application in July 2014.

Our holding company, BingEx Limited, was incorporated in May 2014 under the laws of the Cayman Islands. BingEx Limited then established a wholly-owned subsidiary in Hong Kong, BingEx Global Limited, in June 2014. In July 2014, BingEx Global Limited established a wholly-owned subsidiary in China, Beijing Shansong Technology Co., Ltd., or our WFOE. In August 2014, we gained control over the VIE through our WFOE by entering into a series of contractual arrangements with the VIE and its shareholders, which were subsequently restated and amended in May 2021 and November 2023. The VIE conducts businesses involving the provision of internet information services and has obtained a value-added telecommunication business operation license required to conduct such businesses. The VIE’s then subsidiary, Hainan Tongcheng, conducts businesses including delivery services and certain administrative functions that are not subject to the requirement to obtain a value-added telecommunication business operation license. In May 2023, to streamline our corporate structure, we completed an internal group restructuring to transfer the equity interests of Hainan Tongcheng to our WFOE. As a result, Hainan Tongcheng and its subsidiaries became subsidiaries of our WFOE, which did not affect our consolidated financial statements.

We are regarded as the primary beneficiary of the VIE. We treat the VIE as our consolidated VIE under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to the variable interest entity structure, please see “—Contractual Arrangements with the VIE and Its Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our on-demand dedicated courier services in the PRC have been conducted through the VIE in order to comply with the PRC laws and regulations that prohibit or restrict control of companies involved in the provision of internet content and other restricted businesses. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company.

The equity interests of the VIE are held by Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, and Mr. Hongjian Yu, our co-founder, director, and executive president. Mr. Xue and Mr. Yu are our shareholders and act as nominee shareholders of the VIE on behalf of our WFOE, a wholly-owned subsidiary of ours in China. A series of contractual agreements, including powers of attorney, exclusive business cooperation agreement, equity interest pledge agreement, exclusive option agreement and spousal consent letters, have been entered into among BingEx Limited, our WFOE, the VIE and the nominee shareholders of the VIE. Through these agreements, the nominee shareholders of the VIE have granted all their legal rights, including voting rights and disposition rights of their equity interests in the VIE, to our WFOE.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and other entities as of the date of this prospectus:

Note:

*

Shareholders of Beijing Tongcheng Biying Technology Co., Ltd., the VIE, include (i) Mr. Peng Xue, our founder, chairman of the board of directors, and chief executive officer, who holds 97.09%, and (ii) Mr. Hongjian Yu, our co-founder, director, and executive president, who holds 2.91%. See also “—Contractual Arrangements with the VIE and Its Shareholders.”

Contractual Arrangements with the VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Our WFOE is one of our PRC subsidiaries and is a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in the PRC through the VIE based on a series of contractual arrangements by and among our WFOE, the VIE and its shareholders.

Our contractual arrangements with the VIE and its shareholders allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, the VIE and its shareholders.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the powers of attorney executed by the VIE’s shareholders, each of them irrevocably authorized our WFOE or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in the VIE, including but not limited to (i) convening and attending shareholder meetings, (ii) exercising voting rights with respect to any matters discussed in shareholder meetings, (iii) signing and delivering any written resolutions and minutes, (iv) selling, transferring, pledging or disposing of equity interests in part or in whole, (v) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of the VIE, (vi) approving amendments of articles, and (vii) exercising all other rights conferred by the VIE’s memorandum and articles and relevant laws and regulations. The powers of attorney remain irrevocably effective as long as such VIE shareholders remain as the VIE’s shareholders, unless otherwise instructed by our WFOE.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among our WFOE, the VIE and its shareholders, the VIE’s shareholders pledged all of their equity interests of the VIE to our WFOE as security for performance of the obligations of the VIE and its shareholders under the exclusive option agreement, the exclusive business cooperation agreement and the powers of attorney. During the term of the equity interest pledge agreement, our WFOE has the right to receive all of the VIE’s dividends distributed on the pledged equity to the extent permitted under PRC laws. If any of the specified events of default occurs, our WFOE, as pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. Our WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The VIE and its shareholders undertake that, without the prior written consent of our WFOE, they will not transfer, create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive option agreement, the exclusive business cooperation agreement and the powers of attorney.

We have completed the registration of the equity pledge under the latest equity interest pledge agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement between our WFOE and the VIE, our WFOE has the exclusive right to provide, among other things, technological development, technological support, consultation and related services to the VIE. In exchange, the

VIE pays service fees at any time agreed by the parties to our WFOE in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by our WFOE based on the factors as provided in the exclusive business cooperation agreement. Without the prior written consent of our WFOE, the VIE cannot assign its rights and obligations to any third party. Our WFOE has the exclusive and complete ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive business cooperation agreement will remain effective for thirty years upon its execution by the parties and be automatically extended for another thirty years upon expiration date, unless otherwise agreed by our WFOE.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Under the exclusive option agreement among BingEx Limited, our WFOE, the VIE and its shareholders, each of the shareholders of the VIE has irrevocably granted BingEx Limited or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or any part of their equity interests in the VIE at an aggregate consideration of RMB10.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws. The VIE and/or its shareholders covenant that, without BingEx Limited’s prior written consent, they will not, among other things, (i) sell, transfer, mortgage or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the VIE’s shareholders on the VIE under the equity interest pledge agreement, the powers of attorney of the VIE’s shareholders, and the exclusive option agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure in any other manners; (iii) cause the VIE to enter into any material contract, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by BingEx Limited, the VIE shall immediately distribute all distributable profits to its shareholders; (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s material assets or legal or beneficial interest in the material business or revenues of the VIE, or allow any encumbrance of any security interest thereon; or (viii) liquidate or dissolve the VIE unless otherwise required by PRC law. The exclusive option agreement will be terminated when the entire equity interests in the VIE have been transferred to BingEx Limited or its designee(s) pursuant to the agreement.

Spousal Consent Letters. Pursuant to the spousal consent letter executed by the spouses of all shareholders of the VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIE held by and registered in the name of such shareholders be disposed of in accordance with the exclusive option agreement, the equity interest pledge agreement and the power of attorney described above, and that such shareholders may perform, amend or terminate such agreements without the signing spouses’ additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIE held by such shareholder. In addition, in the event that the signing spouses obtain any equity interest in the VIE held by such shareholder for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

the ownership structures of the VIE and our WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of any explicit provision of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements among BingEx Limited, our WFOE, the VIE and its shareholders governed by PRC laws are valid, binding, and enforceable, and will not result in any violation of any explicit provisions of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting the part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Risk Factors—Risks relating to Doing Business in China—There are uncertainties with respect to the interpretation and application of PRC laws and regulations, and any failure to comply with the laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are the pioneer in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. We brand our services as “FlashEx,” or “闪送” (pronounced as “Shan Song”) in Chinese, which means delivery in a flash. FlashEx has become synonymous with on-demand dedicated courier services in China, according to iResearch.

Unlike delivery service providers that adopt an order-merge model, we have initiated and consistently focused on an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time- and quality-sensitivity. For each order, we assign a dedicated Flash-Rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. In both 2023 and the six months ended June 30, 2024, our differentiated business model and positioning enabled us to achieve lower average delivery time, compared to the average of other major players in the on-demand dedicated courier industry, according to iResearch, while achieving a low loss rate of 0.01%. In 2023, we maintained a high customer satisfaction rate, respectively, according to iResearch. We will continue to offer our unique value proposition to all participants in our business.

Our services enable individual and business customers to have a variety of items ranging from business documents to personal daily needs such as gourmet food, birthday cakes, and flowers reliably delivered by dedicated Flash-Riders on a one-to-one basis. We use one unified pricing model for our services provided to individual and business customers alike. A variable per-order rate is calculated based on a formula taking into account the city, distance to deliver, parcel weight and volume, and night surcharges. A “surge price” may be applied in case of short rider supply caused by bad weather conditions or other reasons.

Our proprietary technology systems help us manage the performance of our Flash-Riders, optimize efficiency by balancing the supply of Flash-Riders with customer demand, and dispatch each order to the best-suited Flash-Riders at a dynamically calculated delivery fee.

Underpinned by the high value that our services create for our customers, we are able to maintain an asset-light business model with low fixed costs and strong scalability. Our business model is proven to be highly scalable, which allows us to quickly expand our operation to new cities and regions with low marginal cost. Our top-of-mind brand and strong brand awareness also enable us to optimize our selling and marketing expenses while growing our customer base and order volume. The strong unit economics and replicable network are our core competitive strengths, which allow us to continuously grow our scale and order volume, and enhance our profitability.

We have grown rapidly in recent years and achieved profitability in 2023. We have attracted more individual and business customers to use our services to achieve greater economies of scale. The increase in customer demand generates higher order volume, which in turn helps us engage more Flash-Riders. The superior customer experience we provide, supported by a growing rider force that strengthens our network density and delivery capacity, naturally leads to organic growth in customer base and order volume. This powerful network effect is the core engine that drives the organic and long-term growth of our business. We have fulfilled 158.6 million, 213.4 million, 270.7 million, and 138.1 million orders in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively. Our revenues increased from RMB3,039.8 million in 2021 to RMB4,002.7 million in 2022, and further increased to RMB4,528.8 million (US$623.2 million) in 2023. Our revenues increased from RMB2,122.2 million in the six months ended June 30, 2023 to RMB2,284.5 million (US$314.4 million) in the six months ended June 30, 2024. We incurred net losses of RMB291.0 million and RMB180.4 million in 2021 and 2022, respectively, and recorded a net income of RMB110.5 million (US$15.2 million) in 2023. Our net income increased from RMB42.1 million in the six months ended June 30, 2023 to RMB123.7 million (US$17.0 million) in the six months ended June 30, 2024.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s on-demand dedicated courier industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the expansion of urbanization, the growth in consumer spending and consumption upgrades, and the competitive environment, as well as the governmental policies and initiatives. Any widespread pandemic that impacts public health, social gatherings, and mobility also affect the demand for on-demand dedicated courier services. Unfavorable changes in any of these general industry conditions could negatively affect demand for our on-demand dedicated courier services and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by factors specific to our company, including the following major factors:

•	our ability to enhance delivery services to provide superior customer experience;

•	our ability to operate our scalable business model with attractive unit economics;

•	our ability to invest effectively in technology; and

•	our ability to enhance operational efficiency.

Our ability to enhance delivery services to provide superior customer experience

Revenue from our on-demand dedicated courier services is driven by the number of orders that customers place with us, including the orders brought by new customers and existing customers. The willingness of customers to place orders with us, particularly orders of high-value items, is in turn affected by the customer experience that we can deliver to them. We have been continually improving our delivery services to enhance customer experience in all aspects. We aim to strengthen our Flash-Rider force to enhance the capacity of our network while maintaining a broad geographic coverage. In 2021, 2022, 2023, and the six months ended June 30, 2024, we fulfilled 158.6 million, 213.4 million, 270.7 million, and 138.1 million orders, respectively, for our individual and business customers. In the same periods, we completed local delivery orders in 35 minutes, 31 minutes, 29 minutes, and 27 minutes on average, respectively. As of June 30, 2024, our services covered 295 cities in China. Additionally, we launched contactless delivery to reduce the risk of cross-infection between customers and Flash-Riders and educated Flash-Riders about disease prevention and control during the pandemic. As a result of our efforts to provide reliable and fast delivery services, we maintained a high customer satisfaction rate in 2023, according to iResearch.

Our ability to operate our scalable business model with attractive unit economics

Our results of operations depend in part on our ability to operate our scalable business model with attractive unit economics. Our business model has low fixed costs with high scalability, which allows us to quickly establish footprints in more cities and regions.

Our crowd-sourcing model for Flash-Riders and our lean headquarter operations have allowed us to expand our existing operations and enter into more cities at low fixed costs. Remuneration and incentives paid to our Flash-Riders were the largest component of our cost of revenues, amounting to RMB2,751.0 million, RMB3,614.2 million, RMB3,974.8 million (US$547.0 million), RMB1,864.8 million, and RMB1,951.2 million (US$268.5 million) in 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, respectively. Remuneration and incentives paid to our Flash-Riders as percentage of our revenues were 90.5%, 90.3%, 87.8%, 87.9%, and 85.4% in 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, respectively, demonstrating our ability to maintain a stable cost structure in the same periods even while we were in a phase of rapid expansion.

Our ability to invest effectively in technology

We have been constantly endeavoring to improve delivery efficiency through technology and innovation capabilities. We have developed a proprietary pricing and dispatching system that assigns orders to our Flash-Riders on a real-time basis, prices each order intelligently based on an array of factors, and calculates the optimal delivery route. Moreover, our digitalized rider management system helps us rate, incentivize and retain our Flash-Riders. We have made, and will continue to make, significant investments to improve our technology capabilities and optimize the efficiency of our delivery network.

In addition, as our technology evolves and our delivery network keeps expanding, the order volume and density will continue to increase, which can attract more Flash-Riders to our business and drive up our delivery efficiency. We will continue to invest in research and development to steer technological innovation.

Our ability to enhance operational efficiency

Our ability to maintain profitability is dependent on our ability to further control our costs and expenses and improve our operational efficiency. Selling and marketing expenses, consisting primarily of online and offline advertisements, have historically represented a large portion of our total costs and expenses.

We have always been mindful of the balance between rapid business expansion and costs and expenses, particularly selling and marketing expenses. We have been striving to improve selling and marketing efficiency. For example, we have employed various social media to promote our services and have adopted different promotional activities and marketing strategies for customers with diversified purchasing power in different cities. We have placed and will continue to place advertisements to increase the mind-share of our FlashEx brand, which helps us attract new customers. We have also focused our marketing efforts on word-of-mouth referrals and the network effect of our presence that can minimize incentives provided to customers. We expect we will continue to invest in selling and marketing and strive to maintain and improve our sales and marketing efficiency. In addition, as our business grows, we expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers more cost-effectively and achieve higher operational efficiency.

Key Components of Results of Operations

Revenues

We generate all of our revenue from fees collected from on-demand dedicated courier services we provide to individual and business customers.

We record revenues net of value-added taxes (VAT) and customer incentives. We offer various incentive programs to individual and business customers in the form of coupons or volume-based discounts, which have been deducted from the revenues upon the usage by the customers in a purchase transaction. We may continue to use customer incentives to expand our business in targeted geographic locations, taking into account various market conditions. We expect an increase in revenue from delivery services in the foreseeable future, as we expand our business and attract more customers for our on-demand dedicated courier services.

Cost of revenues

Our cost of revenues primarily consists of (i) remuneration and incentives paid to Flash-Riders to fulfill delivery orders, (ii) transaction fees charged by third-party payment platforms, (iii) staff cost, and (iv) rental, depreciation and other costs related to revenues. Flash-Riders’ remuneration and incentives to fulfill delivery orders is the largest component of our cost of revenues, which increased from RMB2,751.0 million in 2021 to RMB3,614.2 million in 2022, and further increased to RMB3,974.8 million (US$547.0 million) in 2023. Flash-Riders’ remuneration and incentives increased from RMB1,864.8 million in the six months ended June 30, 2023 to RMB1,951.2 million (US$268.5 million) in the six months ended June 30, 2024. The percentage of Flash-Riders’ remuneration and incentives to fulfill delivery orders to revenues were 90.5%, 90.3%, 87.8%, 87.9%, and 85.4% in 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, respectively. We expect our cost of revenues to increase in the foreseeable future in line with the expected growth in the number of orders fulfilled.

Gross profit and gross margin

Our gross profit increased from RMB189.1 million in 2021 to RMB259.3 million in 2022, and further increased to RMB394.6 million (US$54.3 million) in 2023. Our gross profit increased from RMB182.8 million in the six months ended June 30, 2023 to RMB257.3 million (US$35.4 million) in the six months ended June 30, 2024. Our gross profit margin was 6.2%, 6.5%, 8.7%, 8.6%, and 11.3% in 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, respectively.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses.

The following table sets forth the breakdown of our total costs and expenses, in amounts and as percentages of total revenues for each of the periods presented:

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)
Operating expenses
Selling and marketing expenses	(271,636)	(8.9)	(240,477)	(6.0)	(188,249)	(25,904)	(4.2)	(98,050)	(4.6)	(89,738)	(12,348)	(3.9)
General and administrative expenses	(113,216)	(3.7)	(102,645)	(2.6)	(104,810)	(14,422)	(2.3)	(52,430)	(2.5)	(45,505)	(6,262)	(2.0)
Research and development expenses	(104,766)	(3.4)	(118,619)	(3.0)	(90,847)	(12,501)	(2.0)	(50,730)	(2.4)	(41,306)	(5,684)	(1.8)

Total	(489,618)	(16.1)	(461,741)	(11.5)	(383,906)	(52,827)	(8.5)	(201,210)	(9.5)	(176,549)	(24,294)	(7.7)

Selling and marketing expenses. Our selling and marketing expenses mainly consist of (i) advertising and marketing expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising expenses primarily consist of endorsement fees and advertising expenses. In 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, our selling and marketing expenses represented 8.9%, 6.0%, 4.2%, 4.6%, and 3.9%, respectively, of our revenues in the corresponding period. We plan to continue our brand promotion campaigns in order to attract more orders from new and existing customers.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) payroll and related costs for employees engaging in general corporate functions, (ii) professional fees and other general corporate expenses, as well as (iii) expenses associated with the use of facilities and equipments, such as depreciation and rental expenses. In 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, our general and administrative expenses represented 3.7%, 2.6%, 2.3%, 2.5%, and 2.0%, respectively, of our revenues in the corresponding period. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering.

Research and development expenses. Our research and development expenses mainly consist of (i) staff cost, rental and depreciation related to research and development functions, and (ii) other expenses related to research and development functions. In 2021, 2022, and 2023 and for the six months ended June 30, 2023 and 2024, our research and development expenses represented 3.4%, 3.0%, 2.0%, 2.4%, and 1.8%, respectively, of our revenues in the corresponding period. We expect our research and development expenses to increase in absolute amounts in the foreseeable future, as we continue our investments in technological innovation.

In addition, the performance conditions for the options and restricted share units we granted will be satisfied upon the completion of an initial public offering. As a result, upon the completion of this offering, we will record an amount of RMB121.9 million in share-based compensation expenses for those share-based awards, which will have an impact on our operating expenses.

Other income

Our other income mainly represents government grants. The government grants consist of financial subsidies received from various levels of local governments from time to time, which are granted for general corporate purposes and to support our ongoing operations and compliance with specific policies promoted by the local governments. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use.

Taxation

Cayman Islands

The Cayman Islands currently levy no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties that may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, payments of dividends by us to our shareholders will not be subject to taxation in the Cayman Islands and no withholding tax will be imposed on the payment of a dividend to any holder of our shares.

Hong Kong

Our subsidiary incorporated in Hong Kong, BingEx Global Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. BingEx Global Limited is exempted from the Hong Kong income tax on its offshore sourced income. In addition, payments of dividends from BingEx Global Limited to our company are not subject to any withholding tax in Hong Kong. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2021, 2022, 2023, or the six months ended June 30, 2024.

PRC

Our PRC subsidiaries and the VIE are subject to the EIT Law, and are subject to a statutory income tax rate of 25%. According to the EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15%. In 2017, Beijing Tongcheng Biying Technology Co., Ltd., the VIE, received the approval from the relevant tax authority that it qualified as an HNTE. The VIE subsequently renewed the HNTE certificate in 2020 and 2023. Thus, it is entitled to the preferential income tax rate of 15% from 2017 to 2025. In 2023, Beijing Shansong Technology Co., Ltd., our WFOE, obtained the HNTE certificate, and thus it is entitled to the preferential income tax rate of 15% from 2023 to 2025. We did not incur any income tax expense for the years ended December 31, 2021, 2022, and 2023, as we had no taxable income in the respective years. We incurred income tax expense of nil and RMB68 thousand (US$9 thousand) for the six months ended June 30, 2023 and 2024, respectively. Deferred tax benefit was nil as full valuation allowance was provided for our deferred tax assets.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our company is incorporated, does not have such tax treaty with China. According to the Double Tax Avoidance Arrangement, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the immediate holding company owns at least 25% of the equity interest of the FIE and satisfies all other requirements under the tax arrangement and receives approval from the relevant tax authority. We did not record any dividend withholding tax, as our PRC entities have no retained earnings in the periods presented. See “Risk Factors—Risks Relating to Doing Business in China—We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC shall be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe it is likely that our operations outside the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. Our business has grown rapidly in recent years. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2021		2022		2023			2023		2024
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, other than percentages)

Revenues	3,039,802	100.0	4,002,712	100.0	4,528,826	623,187	100.0	2,122,219	100.0	2,284,496	314,357	100.0
Cost of revenues	(2,850,692)	(93.8)	(3,743,450)	(93.5)	(4,134,271)	(568,895)	(91.3)	(1,939,380)	(91.4)	(2,027,179)	(278,949)	(88.7)

Gross profit	189,110	6.2	259,262	6.5	394,555	54,292	8.7	182,839	8.6	257,317	35,408	11.3
Operating expenses:
Selling and marketing expenses	(271,636)	(8.9)	(240,477)	(6.0)	(188,249)	(25,904)	(4.2)	(98,050)	(4.6)	(89,738)	(12,348)	(3.9)
General and administrative expenses	(113,216)	(3.7)	(102,645)	(2.6)	(104,810)	(14,422)	(2.3)	(52,430)	(2.5)	(45,505)	(6,262)	(2.0)
Research and development expenses	(104,766)	(3.4)	(118,619)	(3.0)	(90,847)	(12,501)	(2.0)	(50,730)	(2.4)	(41,306)	(5,684)	(1.8)

Total operating expenses	(489,618)	(16.1)	(461,741)	(11.5)	(383,906)	(52,827)	(8.5)	(201,210)	(9.5)	(176,549)	(24,294)	(7.7)

Income (loss) from operations	(300,508)	(9.9)	(202,479)	(5.1)	10,649	1,465	0.2	(18,371)	(0.9)	80,768	11,114	3.5

Interest income	5,333	0.2	9,565	0.2	20,881	2,873	0.5	9,988	0.5	11,899	1,637	0.5
Investment income	533	0.0	3,274	0.1	4,648	640	0.1	2,213	0.1	2,556	352	0.1
Other income	3,638	0.1	9,202	0.2	74,321	10,227	1.6	48,227	2.3	28,528	3,926	1.2

Income (loss) before income taxes	(291,004)	(9.6)	(180,438)	(4.5)	110,499	15,205	2.4	42,057	2.0	123,751	17,029	5.4

Income tax expense	—	—	—	—	—	—	—	—	—	(68)	(9)	(0.0)

Net income (loss)	(291,004)	(9.6)	(180,438)	(4.5)	110,499	15,205	2.4	42,057	2.0	123,683	17,020	5.4

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Our revenues increased by 7.6% from RMB2,122.2 million in the six months ended June 30, 2023 to RMB2,284.5 million (US$314.4 million) in the six months ended June 30, 2024, which was primarily due to the increase of order volume. The number of orders was fulfilled through our dedicated courier services increased from 125.1 million in the six months ended June 30, 2023 to 138.1 million in the six months ended June 30, 2024.

Cost of revenues

Our cost of revenues increased by 4.5% from RMB1,939.4 million in the six months ended June 30, 2023 to RMB2,027.2 million (US$278.9 million) in the six months ended June 30, 2024, in line with our revenues growth. The increase was primarily attributable to the increase in Flash-Riders’ remuneration and incentives to fulfill delivery orders from RMB1,864.8 million in the six months ended June 30, 2023 to RMB1,951.2 million (US$268.5 million) in the six months ended June 30, 2024. Flash-Rider’ remuneration and incentives accounted for 87.9% and 85.4% of our revenues in the six months ended June 30, 2023 and 2024, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB182.8 million in the six months ended June 30, 2023 to RMB257.3 million (US$35.4 million) in the six months ended June 30, 2024. Our gross profit margin was 8.6% and 11.3% in the six months ended June 30, 2023 and 2024, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 8.5% from RMB98.1 million in the six months ended June 30, 2023 to RMB89.7 million (US$12.3 million) in the six months ended June 30, 2024. The decrease was primarily due to the decrease in staff costs from RMB78.2 million in the six months ended June 30, 2023 to RMB68.3 million (US$9.4 million) in the six months ended June 30, 2024, partially offset by the increase in advertising expenses from RMB9.0 million in the six months ended June 30, 2023 to RMB12.1 million (US$1.7 million) in the six months ended June 30, 2024.

General and administrative expenses

Our general and administrative expenses decreased by 13.2% from RMB52.4 million in the six months ended June 30, 2023 to RMB45.5 million (US$6.3 million) in the six months ended June 30, 2024. The decrease was primarily due to the decrease in professional service fees from RMB11.3 million in the six months ended June 30, 2023 to RMB7.1 million (US$1.0 million) in the six months ended June 30, 2024.

Research and development expenses

Our research and development expenses decreased by 18.6% from RMB50.7 million in the six months ended June 30, 2023 to RMB41.3 million (US$5.7 million) in the six months ended June 30, 2024. The decrease was mainly attributable to the decrease in staff cost from RMB45.7 million in the six months ended June 30, 2023 to RMB35.4 million (US$4.9 million) in the six months ended June 30, 2024.

Income (loss) from operations

As a result of the foregoing, we generated an income from operations of RMB80.8 million (US$11.1 million) in the six months ended June 30, 2024, accounting for 3.5% of our revenues in the same period, compared to a loss from operations of RMB18.4 million in the six months ended June 30, 2023.

Other income

Our other income decreased from RMB48.2 million in the six months ended June 30, 2023 to RMB28.5 million (US$3.9 million) in the six months ended June 30, 2024. The decrease was mainly due to the decrease in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income

As a result of the foregoing, we incurred a net income of RMB123.7 million (US$17.0 million) in the six months ended June 30, 2024, compared to RMB42.1 million in the six months ended June 30, 2023. We had a net profit margin of 5.4% in the six months ended June 30, 2024, compared to 2.0% in the six months ended June 30, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 13.1% from RMB4,002.7 million in 2022 to RMB4,528.8 million (US$623.2 million) in 2023, which was primarily due to the increase of order volume. The number of orders we fulfilled through our dedicated courier services increased from 213.4 million in 2022 to 270.7 million in 2023.

Cost of revenues

Our cost of revenues increased by 10.4% from RMB3,743.5 million in 2022 to RMB4,134.3 million (US$568.9 million) in 2023, in line with our revenues growth. The increase was primarily attributable to the increase in Flash-Riders’ remuneration and incentives to fulfill delivery orders from RMB3,614.2 million in 2022 to RMB3,974.8 million (US$547.0 million) in 2023. Flash-Rider’ remuneration and incentives accounted for 90.3% and 87.8% of our revenues in 2022 and 2023, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB259.3 million in 2022 to RMB394.6 million (US$54.3 million) in 2023. Our gross profit margin was 6.5% and 8.7% in 2022 and 2023, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 21.7% from RMB240.5 million in 2022 to RMB188.2 million (US$25.9 million) in 2023. The decrease was primarily due to the decrease in advertising expenses from RMB66.0 million in 2022 to RMB22.5 million (US$3.1 million) in 2023 while our customer base and order volume continued to grow as a result of our top-of-mind brand.

General and administrative expenses

Our general and administrative expenses increased by 2.1% from RMB102.6 million in 2022 to RMB104.8 million (US$14.4 million) in 2023.

Research and development expenses

Our research and development expenses decreased by 23.4% from RMB118.6 million in 2022 to RMB90.8 million (US$12.5 million) in 2023. The decrease was mainly attributable to the decrease in staff cost from RMB106.8 million in 2022 to RMB81.0 million (US$11.1 million) in 2023.

Income (loss) from operations

As a result of the foregoing, we generated an income from operations of RMB10.6 million (US$1.5 million) in 2023, accounting for 0.2% of our revenues in the same period, compared to a loss from operations of RMB202.5 million in 2022.

Other income

Our other income increased from RMB9.2 million in 2022 to RMB74.3 million (US$10.2 million) in 2023. The increase was mainly due to the increase in government grants, which were determined at the discretion of the relevant governmental authorities.

Net income (loss)

As a result of the foregoing, we incurred a net income of RMB110.5 million (US$15.2 million) in 2023, compared to a net loss of RMB180.4 million in 2022. We had a net profit margin of 2.4% in 2023, compared to a net loss margin of 4.5% in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 31.7% from RMB3,039.8 million in 2021 to RMB4,002.7 million in 2022, which was primarily due to the increase of order volume. The number of orders we fulfilled through our dedicated courier services increased from 158.6 million in 2021 to 213.4 million in 2022.

Cost of revenues

Our cost of revenues increased by 31.3% from RMB2,850.7 million in 2021 to RMB3,743.5 million in 2022, in line with our revenues growth. The increase was primarily attributable to the increase in Flash-Riders’ remuneration and incentives to fulfill delivery orders from RMB2,751.0 million in 2021 to RMB3,614.2 million in 2022. Flash-Rider’ remuneration and incentives accounted for 90.5% and 90.3% of our revenues in 2021 and 2022, respectively.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased from RMB189.1 million in 2021 to RMB259.3 million in 2022. Our gross profit margin was 6.2% and 6.5% in 2021 and 2022, respectively.

Selling and marketing expenses

Our selling and marketing expenses decreased by 11.5% from RMB271.6 million in 2021 to RMB240.5 million in 2022. The decrease was primarily due to the decrease in advertising expenses from RMB141.8 million in 2021 to RMB66.0 million in 2022 while our customer base and order volume continued to grow as a result of our top-of-mind brand, partially offset by the increase in staff cost from RMB111.4 million in 2021 to RMB157.9 million in 2022.

General and administrative expenses

Our general and administrative expenses decreased by 9.3% from RMB113.2 million in 2021 to RMB102.6 million in 2022. The decrease was primarily due to the decrease in professional service fees from RMB26.7 million in 2021 to RMB10.1 million in 2022.

Research and development expenses

Our research and development expenses increased by 13.2% from RMB104.8 million in 2021 to RMB118.6 million in 2022. The increase was mainly attributable to the increase in staff cost from RMB93.1 million in 2021 to RMB106.8 million in 2022.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 32.6% from RMB300.5 million in 2021 to RMB202.5 million in 2022.

Other income

Our other income increased from RMB3.6 million in 2021 to RMB9.2 million in 2022. The increase was mainly due to the increase in government grants, which were determined at the discretion of the relevant governmental authorities.

Net loss

As a result of the foregoing, our net loss decreased by 38% from RMB291.0 million in 2021 to RMB180.4 million in 2022, with the net loss margin improved from 9.6% to 4.5% during the same periods.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited consolidated statements of operations data for each of the ten quarters from January 1, 2022 to June 30, 2024. The selected unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited annual consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our historical results of operations are not necessarily indicative of results of operations expected for future periods. The following selected unaudited quarterly financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
	(RMB in thousands)
Revenues	814,642	879,257	1,033,877	1,274,936	972,216	1,150,003	1,194,276	1,212,331	1,107,748	1,176,748
Cost of revenues	(785,699)	(837,047)	(979,720)	(1,140,984)	(885,743)	(1,053,637)	(1,086,434)	(1,108,457)	(977,421)	(1,049,758)

Gross profit	28,943	42,210	54,157	133,952	86,473	96,366	107,842	103,874	130,327	126,990
Operating expenses:
Selling and marketing expenses	(73,280)	(52,903)	(57,037)	(57,257)	(49,542)	(48,508)	(43,518)	(46,681)	(44,864)	(44,874)
General and administrative expenses	(31,106)	(13,147)	(20,991)	(37,401)	(26,366)	(26,064)	(26,969)	(25,411)	(25,801)	(19,704)
Research and development expenses	(29,160)	(30,147)	(31,188)	(28,124)	(25,576)	(25,154)	(20,750)	(19,367)	(21,234)	(20,072)
Total operating expenses	(133,546)	(96,197)	(109,216)	(122,782)	(101,484)	(99,726)	(91,237)	(91,459)	(91,899)	(84,650)
Income (loss) from operations	(104,603)	(53,987)	(55,059)	11,170	(15,011)	(3,360)	16,605	12,415	38,428	42,340
Interest income	682	1,327	3,288	4,268	4,745	5,243	5,060	5,833	6,010	5,889
Investment income	345	427	749	1,753	1,442	771	1,448	987	1,100	1,456
Other income	2,448	1,838	24	4,892	35,739	12,488	11,849	14,245	19,030	9,498
Income (loss) before income taxes	(101,128)	(50,395)	(50,998)	22,083	26,915	15,142	34,962	33,480	64,568	59,183
Income tax expense	—	—	—	—	—	—	—	—	—	(68)
Net income (loss)	(101,128)	(50,395)	(50,998)	22,083	26,915	15,142	34,962	33,480	64,568	59,115

Our results of operations are subject to seasonal fluctuations, mainly correlating to the seasonality patterns associated with the delivery industry in China. For example, the revenues in the first quarter of the year are generally lower than the revenue in the fourth quarter of the year, as activity levels of our customers and riders are typically lower around the Chinese New Year and higher around the end of the year. See “Risk Factors—Risks Relating to Our Business and Industry—Our operating results are subject to seasonality, which could result in volatility or have an adverse effect on the market price of our ADSs.”

Liquidity and Capital Resources

Cash flows and working capital

We had net cash used in operating activities of RMB194.9 million and RMB86.8 million in 2021 and 2022, respectively. We had net cash provided by operating activities of RMB45.7 million (US$6.3 million) in 2023. We had net cash used in operating activities of RMB19.9 million in the six months ended June 30, 2023 and net cash provided by operating activities of RMB20.7 million (US$2.8 million) in the six months ended June 30, 2024. Our primary sources of liquidity have been proceeds from equity financings. In March, April, and May 2021, we received RMB747.8 million from the proceeds of the Series D-2 financing. As of June 30, 2024, we had RMB711.7 million (US$97.9 million) in cash and cash equivalents.

We believe our cash on hand will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts payable represent primarily remuneration payable to Flash-Riders. As of December 31, 2022 and 2023 and June 30, 2024, our accounts payable were RMB356.1 million, RMB339.8 million (US$46.8 million), and RMB314.6 million (US$43.3 million), respectively.

Although we consolidate the results of the VIE, we only have access to the assets or earnings of the VIE through our contractual arrangements with the VIE and its shareholders. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A substantial majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated retained earnings. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches, and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contribution to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering in our PRC operations for business operations within the business scopes of our PRC subsidiaries and the VIE. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2021	2022	2023		2023	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(194,906)	(86,817)	45,707	6,289	(19,906)	20,674	2,845
Net cash provided by (used in) investing activities	(624,882)	461,380	26,049	3,585	75,267	(9,225)	(1,269)
Net cash provided by (used in) financing activities	743,376	—	(359)	(49)	—	(1,604)	(221)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(438)	29,054	5,850	805	12,483	2,477	341
Net increase (decrease) in cash and cash equivalents	(76,850)	403,617	77,247	10,630	67,844	12,322	1,696
Cash and cash equivalents at the beginning of the year	295,377	218,527	622,144	85,609	622,144	699,391	96,239

Cash and cash equivalents at the end of the year/period	218,527	622,144	699,391	96,239	689,988	711,713	97,935

Operating activities

Net cash provided by operating activities in the six months ended June 30, 2024 was RMB20.7 million (US$2.8 million). This amount was primarily attributable to the net income of RMB123.7 million (US$17.0 million), adjusted for certain non-cash income and expenses, principally reduction in the carrying amount of right-of-use assets of RMB6.7 million (US$0.9 million), and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB81.2 million (US$11.2 million) decrease in accrued expenses and other current liabilities, and (ii) a RMB25.2 million (US$3.5 million) decrease in accounts payable, primarily in relation to Flash-Riders’ remuneration and incentives. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Net cash provided by operating activities in 2023 was RMB45.7 million (US$6.3 million). This amount was primarily attributable to the net income of RMB110.5 million (US$15.2 million), adjusted for certain non-cash income and expenses, principally reduction in the carrying amount of right-of-use assets of RMB12.5 million (US$1.7 million), and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB51.8 million (US$7.1 million) decrease in accrued expenses and other current liabilities, (ii) a RMB16.3 million (US$2.2 million) decrease in accounts payable, (iii) a RMB12.9 million (US$1.8 million) decrease in operating lease liabilities partially offset by a RMB12.9 million (US$1.8 million) increase in deferred revenue. The decrease in accrued expenses and other current liabilities was primarily due to the decrease in tax and surcharges.

Net cash used in operating activities in 2022 was RMB86.8 million. This amount was primarily attributable to the net loss of RMB180.4 million, adjusted for certain non-cash expenses, principally depreciation and amortization of RMB5.5 million, and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB85.1 million increase in accounts payables, (ii) a RMB36.3 million increase in accrued expenses and other current liabilities, (iii) a RMB9.2 million decrease in deferred revenue, and (iv) a RMB7.9 million increase in prepayments and other current assets. The increase in accounts payables was primarily due to the growth in Flash-Riders’ remuneration and incentives. The increase in accrued expenses and other current liabilities was primarily due to the increase in accrued payroll and welfare.

Net cash used in operating activities in 2021 was RMB194.9 million. This amount was primarily attributable to the net loss of RMB291.0 million, adjusted for certain non-cash expenses, principally depreciation and amortization of RMB4.3 million and changes in certain working capital accounts that affected operating cash flow, primarily (i) a RMB77.2 million increase in accounts payables, (ii) a RMB37.0 million increase in accrued expenses and other current liabilities, (iii) a RMB18.3 million decrease in deferred revenue, and (iv) a RMB5.2 million decrease in prepayments and other current assets. The increase in accounts payables was primarily due to the growth in Flash-Riders’ remuneration and incentives. The increase in accrued expenses and other current liabilities was primarily due to the increase in accrued payroll and welfare.

Investing activities

Net cash used in investing activities in the six months ended June 30, 2024 was RMB9.2 million (US$1.3 million), consisting primarily of (i) RMB292.5 million (US$40.3 million) of proceeds from maturities of investments and (ii) RMB301.7 million (US$41.5 million) in cash paid for purchase of investments.

Net cash provided by investing activities in 2023 was RMB26.0 million (US$3.6 million), consisting primarily of (i) RMB728.7 million (US$100.3 million) of proceeds from investments, (ii) RMB735.0 million (US$101.1 million) in cash paid for purchase of investments, and (iii) RMB36.2 million (US$5.0 million) of proceeds from maturity of term deposit.

Net cash provided by investing activities in 2022 was RMB461.4 million, consisting primarily of (i) RMB911.8 million of proceeds from maturity of term deposit, (ii) RMB791.4 million in cash paid for purchase of investments, (iii) RMB750.6 million of proceeds from investments, and (iv) RMB406.3 million in cash paid for purchase of term deposit.

Net cash used in investing activities in 2021 was RMB624.9 million, consisting primarily of (i) RMB933.7 million in cash paid for purchase of investments, (ii) RMB831.5 million of proceeds from investments, and (iii) RMB517.5 million in cash paid for purchase of term deposit.

Financing activities

In the six months ended June 30, 2024, net cash used in financing activities amounted to RMB1.6 million (US$0.2 million), primarily representing payments for initial public offering costs.

In 2023, net cash used in financing activities amounted to RMB0.4 million (US$0.1 million), primarily representing payments for initial public offering costs.

We did not conduct any financing activities in 2022.

Net cash provided from financing activities in 2021 was RMB743.4 million, consisting of proceeds from RMB747.8 million from issuance of Series D-2 redeemable convertible preferred shares, partially offset by the payments of the insurance cost of Series D-2 redeemable convertible preferred shares.

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We made capital expenditures of RMB5.2 million, RMB3.4 million, RMB3.1 million (US$0.4 million), and RMB33 thousand (US$5 thousand) in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively. In these periods, our capital expenditures represented our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024:

	Total	2024	2025	2026	2027	2028
	(RMB in thousand)
Operating lease obligations(1)	52,412	7,972	14,019	12,270	11,999	6,152

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements for our office premises and other facilities.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of June 30, 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

BingEx Limited is a holding company with no material operations of its own. We conduct our operations primarily through Beijing Shangsong Technology Co., Ltd., or WFOE, and the VIE. As a result, BingEx Limited’s ability to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our WFOE and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of June 30, 2024, as our WFOE and substantially all of our other PRC subsidiaries and the consolidated VIE were in the accumulated loss position, no statutory reserve was appropriated for these companies. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated retained earnings and meets the requirements for statutory reserve funds.

The net liabilities of the VIE in which we have no legal ownership were RMB578.9 million, RMB371.6 million (US$51.1 million), and RMB251.2 million (US$34.6 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

A substantial majority of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$55.9 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$16.50 per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.2672 for US$1.00 as of June 28, 2024, to a rate of RMB7.9939 to US$1.00, would result in an increase of RMB40.6 million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.2672 for US$1.00 as of June 28, 2024, to a rate of RMB6.5405 to US$1.00 would result in a decrease of RMB40.6 million in our net proceeds from this offering.

Risk of concentration

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash and receivables due from third-party payment platforms. Our investment policy requires cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions. We carefully consider and monitor the creditworthiness of third-party payment service providers to mitigate any risks associated with receivables due from third-party payment platforms.

Interest rate risk

Since we do not have any bank borrowing, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, if we were to incur bank borrowings in the future, we might be subject to interest rate risk.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as well as an other control deficiency as of December 31, 2023, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB). As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures.

To remediate our identified material weakness, we have adopted measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and further hiring executive accounting personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our ADSs.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgements, and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to change in conditions and assumptions.

Revenue recognition

We adopted ASC 606 “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expects to be entitled to in exchange for those goods or services, after deducting incentives to customers and excluding value added tax (“VAT”).

We provide on-demand dedicated courier services to business and individual customers normally completed within an hour. Revenue from on-demand dedicated courier services represents the gross amount charged to customers for these services net of customer incentives and value added tax. As the services are typically completed within a short period in the same day, revenue is recognized when the delivery service is completed. Costs incurred with riders are recorded in cost of revenues.

Judgment is required in determining whether we are the principal or agent in transactions with customers and our network of registered riders. We have determined that we act as a principal in the provision of on-demand delivery services to customers.

Under our contracts with customers, we promise to deliver customers’ merchandise from origin to destination at a specified quality standard. All customers shall agree with the contract terms set by us when they place a delivery order. While certain customers make non-refundable advance payments before they submit an order, all are required to pay in full at the latest by the time the order is submitted, before a rider is assigned by us. As the contracts allow the customers but not us to cancel the order, we are obliged to fulfill the delivery service once an order is placed.

In order to fulfill our promise to provide delivery services at the specified quality standard, for each order we select and assign an appropriate rider from our network of registered riders to complete that particular request, optimizing the use of our overall riders pool and matching the specific needs of the customers and the location, vehicle type, experience, and quality ratings of the riders. Our network of registered riders comprises of high-performance riders, riders from outsourced delivery agencies and other riders. To optimize service quality, we identify and enter into additional arrangements with a group of high-performance riders within our rider pool. Under such arrangements, these high-performance riders commit to provide a minimum number of weekly service order assignments, and cannot decline or disregard the orders assigned to them by us without penalty. In addition, we contract with outsourced delivery agencies who send their riders to work for us during the contract period. Under these arrangements, we acquire a minimum amount of services from the outsourced delivery agencies during the specified period before any delivery orders from our customers are received. Other riders have the ability to disregard a delivery order without penalty.

As the primary obligor for delivery services under the contracts with customers, we are liable for loss or damage to customers’ merchandises during the delivery process and other quality issues associated with the delivery. We also purchase injury insurance for all riders providing delivery services on our behalf. We also have an implied promise to find a replacement in case of unexpected contingencies to ensure that the delivery is completed in a timely manner. Additionally, we have discretion over the amount of delivery fee charged to customers. We separately agree with riders the amounts paid to them.

We recognize customer advances and any other amounts collected prior to completing the delivery services as deferred revenue. Deferred revenue as of December 31, 2022 and 2023 and June 30, 2024 was RMB39.0 million, RMB51.9 million (US$7.1 million), and RMB51.4 million (US$7.1 million), respectively. Generally, all deferred revenue will be recognized as revenue within a year.

Fair value of our ordinary shares

Prior to this offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purpose:

•	at the date of issuance of redeemable preference shares as one of the inputs in determining the intrinsic value of the beneficial conversion feature, if any; and

•	at the date of grant or modification of a share-based award as one of the inputs in determining the grant or modification date fair value of the award.

In determining the fair value of our ordinary shares, we applied the income approach based on our discounted future cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our future financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The hybrid method, comprising of the probability-weighted expected return method and the option pricing method, was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The major assumptions used in calculating the fair value of our ordinary shares include:

•

Discount rate: The discount rate was based on the weighted average cost of capital (“WACC”), which was determined based on a consideration of the factors including risk-free rate, macroeconomic risk, comparative industry risk, market risk premium, geographic risk, company size and non-systemic risk factors.

•

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies engaged in express and delivery businesses were selected for reference as our guideline companies.

•

Discount for lack of marketability (“DLOM”): DLOM was quantified by the Finnerty’s Average-Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on our projected earnings and cash flows. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once the ADSs begin trading.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” of the notes to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated April 1, 2024 commissioned by us and prepared by iResearch, an independent research firm, regarding our industry and our market position in China.

The Backdrop of the Logistics Market in China

Over the past decade, the Chinese economy has witnessed extraordinary growth. According to the National Bureau of Statistics of China, China’s GDP grew at a CAGR of 6.3% from 2019 to 2023. China’s GDP reached RMB126.1 trillion in 2023, up by 4.2% from 2022, ranking number two in the world. China’s per capita GDP in 2023 was RMB89,358, and its per capita disposable income has reached RMB39,218 in 2023, according to the National Bureau of Statistics of China.

As China’s urban population and household income continue to rise and urbanization continues to accelerate, a steady upgrade of consumer demands has taken place, resulting in increased consumption of higher quality products as well as goods acquired with greater convenience. The consumption expenditure per capita in China was RMB26,796 in 2023, with a CAGR of 5.6% from 2019 to 2023, according to the National Bureau of Statistics of China.

Mobile internet penetration rate in China has witnessed a rapid growth as well, from 63.6% in 2019 to 77.4% in 2023 and is expected to rise to 85.2% by 2028 according to the China Internet Network Information Center. As the usage of the internet and smart devices expands, the number of internet users increases. In 2023, there were 1,092.0 million internet users in China and the number will further increase to 1,198.7 million by 2028.

Since 2018, China has become the world’s largest logistics market. Total social logistics costs in China have increased from RMB14.6 trillion in 2019 to RMB18.2 trillion in 2023, which more than doubled that of RMB8.4 trillion in 2011. The expected growth in China’s logistics spending is generally in line with the growth in GDP, which is expected to grow at a rate of 3.7% from 2023 to 2028 as the increase of domestic consumption and trade activities will further lead to additional logistics demands.

Overview of the On-Demand Delivery Market in China

On-demand delivery is one of the fastest growing sub-segments in China’s logistics market

On-demand delivery is one of the fastest growing logistics sub-segments in China. On-demand delivery service providers offer fulfillment services to individuals and business customers including local retailers, restaurants, and logistics players. Orders are typically delivered directly from senders to recipients on demand. In addition, people’s lifestyle and mobility habits in China are undergoing a profound transmission. Since on-demand delivery services provide a convenient solution to fulfill daily life needs, an increasing number of people have become accustomed to on-demand delivery services and are likely to use such services more frequently. The penetration rate of on-demand delivery services, calculated as the number of people in China who have used on-demand delivery services as a percentage of China’s populations, is expected to increase from 40.4% in 2023 to 48.7% by 2028. The total market size of the on-demand delivery market in China grew from RMB164.1 billion to RMB338.5 billion from 2019 to 2023, at a CAGR of 19.8%, and is expected to grow at a CAGR of 19.1% to RMB809.6 billion by 2028. This speed of growth significantly outpaced the overall growth rate of China’s logistics market of 3.7% from 2023 to 2028.

China’s On-demand Delivery Market Size

(RMB billion)
2023-2028 CAGR: 19.1%
164.1
178.4
231.9
273.7
338.5
417.7
501.0
591.7
693.7
809.6
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

Source: iResearch

On-demand delivery services cater to the following key demands:

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Expanding sales radius for local SME retailers: On-demand delivery services enable local small to medium-sized retailers or specialty stores, typically at a disadvantage in terms of geographical footprints, to reach additional new customers farther away from its brick-and-mortar stores and strengthen their omni-channel sale capacity. The local online-to-offline retail market size has grown from RMB128.2 billion in 2019 to RMB730.2 billion in 2023, and is expected to reach RMB2,665.9 billion in 2028, at a CAGR of 29.6%.

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Fulfillment of business and personal delivery needs: The needs of individuals and business customers to deliver business and personal items on-demand often come with more specialized requirements regarding distance, timeliness, weight, and safety, where customers usually find normal express or courier services incapable of meeting these requirements. The annual volume of on-demand business document and personal delivery will increase from 1.7 billion in 2023 to 5.5 billion by 2028, at a CAGR of 26.1%.

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Supplementary to last-mile delivery capacity: Generally, last-mile delivery service has its own limitations in terms of coverage and product types. During peak e-commerce seasons, last-mile delivery services have to operate at full capacity to keep up with surging demands, which often leads to delivery delays and disruptions. On-demand delivery services thus provide an effective supplement to the existing last-mile delivery services in terms of expanding delivery scope and capacity.

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Strong demand for food delivery: Due to the increase of mobile internet penetration and shifts in lifestyle, the food delivery segment is witnessing a significant growth from market size of RMB653.6 billion in 2019 to RMB1,070.4 billion in 2023. Food deliveries are highly concentrated during lunch and dinner hours, which causes stress to the delivery capacity of food delivery platforms. On-demand logistics providers can effectively serve to ease the stretched food delivery capacity.

Overview of the On-Demand Dedicated Courier Market in China

On-demand delivery orders are fulfilled through either order-merge delivery or dedicated courier delivery. Comparing to on-demand courier service providers that do not provide dedicated services under the order-merge delivery model, on-demand dedicated courier service providers dispatch each parcel to a dedicated delivery courier who is responsible for the fulfillment process from end to end without combining orders. They provide customers with delivery services of significantly higher timeliness and safety compared to traditional intra-city express delivery.

On-demand dedicated courier market has developed rapidly along with the fast evolving logistics industry in China. A number of favorable factors, such as individual customers’ increasingly specialized and highly personalized demands and more frequent online transactions of high-value merchandise, exist to drive the growth of the on-demand dedicated courier market. As a result, the on-demand dedicated courier market in China has entered into an era of rapid growth since 2014.

On-demand dedicated courier delivery has become increasingly popular as it provides several benefits, including:

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To individual consumers: On-demand dedicated courier delivery provides readily accessible delivery services to individuals who have spontaneous local express delivery needs across various areas and time, and is able to address customers’ sophisticated delivery needs in terms of delivery speed, certainty and safety.

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To businesses: On-demand dedicated courier delivery provides business owners with reliable fulfillment services, especially for businesses located in premium or specialty segments, which may find order-merge delivery sub-optimal despite its lower prices. On-demand dedicated courier delivery is well suited for a broad range of products, which can improve customer experience and enable more sales channels with a broader geographic coverage.

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To riders: On-demand dedicated courier delivery provides safer delivery rides with less disruptions and stress, and riders are able to work under a friendly working condition with a higher income as well as greater job satisfaction achieved via closer interactions with customers. The increased number of riders generates a flywheel effect that strengthens delivery capacity, and hence service quality, of the on-demand dedicated courier service. The high-quality service leads to an increasing customer retention and adoption rate, which further improves riders’ income and job satisfaction.

There are two types of on-demand dedicated courier service providers:

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Independent dedicated courier service providers. Such service providers generally have their own user-facing online portal, mobile apps for instance, that allow individual and business customers to directly place an order. They allocate resources based on market demand. Attracted by the efficient service, their customers generally choose their courier service providers at their discretions and thus are more loyal to such service providers as evidenced by a higher net promoter score.

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Captive dedicated courier service providers. Such service providers are generally affiliated with an e-commerce platform and primarily serve the supplementary on-demand dedicated courier demand arising from the transactions that take place on the platform. Therefore, they rely on and prioritize the demand from their associated e-commerce platform over market demand and generally do not have direct client outreach. Their customers do not have full discretion over the choice of service providers and hence tend to be indifferent to the selection of service providers in general. In addition, such players usually need to leverage the rider force of its affiliated company, usually the e-commerce platform, to meet their delivery demands.

China’s independent on-demand dedicated courier market is expected to grow at a CAGR of 27.8% between 2023 and 2028, outpacing the growth of China’s overall on-demand delivery market. The chart below presents the total market size for China’s on-demand dedicated courier segment:

China’s Independent On-demand Dedicated Courier Service Market Size

(RMB million)
2023-2028 CAGR: 27.8%
6,822.9
7,808.3
10,292.1
13,396.7
15,592.5
19,261.7
24,149.9
30,661.1
39,990.5
53,237.3
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

Source: iResearch

China’s on-demand dedicated courier market will benefit from the following opportunities:

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Increasingly sophisticated customer needs for deliveries in different industry verticals: As personal income continues to rise in China, it comes with continuous upgrades in consumption demands, which ask for faster, safer, more flexible, reliable, and diversified delivery services across a broad range of verticals.

•

Increased diversification of local retailers and their sales channels: Emergence of smaller local retailers and businesses will continue to diversify their sales channels and require broader, more flexible and tailored delivery services.

•

Delivery services as a brand alignment for retailers: Branding and value propositions provided by third party on-demand dedicated courier service providers are becoming increasingly important to local retailers as they regard their outsourced delivery services as part of their retail branding. As a result, retailers and brand owners will be more willing to partner with on-demand dedicated courier brands that are well-received by consumers.

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Constant delivery demand to fulfill ad-hoc business and personal needs: Spontaneous local delivery needs for urgent business parcels, documents, and personal items will always exist. In these scenarios, customers often find regular express delivery and courier services less compatible in terms of flexibility, timeliness, and accessibility, whereas third-party on-demand dedicated courier service providers are able to provide more reliable, timely, and convenient services.

•	Improved income and work condition for the rider force: As urbanization progresses in China, an increasing number of rural low-skilled workers have migrated to cities to look for jobs. The attractive financial rewards and more flexible work options provided by on-demand dedicated courier service providers are, therefore, key catalysts for the booming on-demand dedicated courier rider force, which in turn brings increased service coverage, quality and service adoption.

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Improved efficiency enabled by big data and technological innovations: Leveraging big data analytics, on-demand dedicated courier service providers can utilize smart order mapping systems that enable accurate and optimal order dispatchment, rider allocation, order prediction and route planning. Increased delivery efficiency further improves customer experience, which drives customer retention and growth rates and yields more user data, forming a virtuous effect and further enhancing operational efficiency.

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Migration to other on-demand errand needs: With their lifestyles evolving, consumers demand services that not only fulfill their delivery needs but also their needs for other daily errands, such as taking pets for vet visit, buying a replacement lightbulb at a nearby shop, and driving a car-to-car service, when they are occupied by work or other activities. Such needs create a great amount of new opportunities for existing on-demand dedicated courier service providers to expand their service coverage.

Competitive Landscape of Independent On-demand Dedicated Courier Market in China

FlashEx is the largest independent on-demand dedicated courier service provider as measured by revenue in 2023. FlashEx also has the largest pool of customers among on-demand dedicated courier service providers. As the first and only brand that has become synonymous with on-demand dedicated courier service in China, FlashEx enjoys first-mover advantage in establishing its scale and brand awareness. In addition, FlashEx is one of the companies that contributed to the formulation of national standards for the on-demand delivery market and is a well-recognized participant in the market. The following table sets forth the information regarding the major on-demand dedicated courier service providers in China and the relative operating metrics in 2023.

	GMV(3) (RMB in billions)	Market share(4) (%)	Number of monthly active customers (in millions)	Number of daily orders per active rider
FlashEx	5.3	33.9	3.0	8.8
Company B(1)	0.8	5.4	0.8	2.9
Company C(1) (2)	0.4	2.3	0.5	0.6
Company D(1) (2)	0.1	0.7	0.3	1.1

Notes:

(1)

Company B is a regional on-demand dedicated courier service provider; Company C is a sub-segment of a local retail and logistics platform, and Company D is a sub-segment of an integrated express logistics service provider.

(2)	For Company C and Company D, only the proportion of orders independently placed by customers for dedicated courier services are taken into account.
(3)	“GMV” refers to the total delivery fees paid by customers for orders, unrelated to the value of the items delivered.
(4)	Market share is calculated as GMV of the company in 2023 divided by the aggregate GMV of the independent on-demand dedicated courier service providers in China in 2023.

Source: Public information, iResearch

Barriers to Entry

We believe leaders in the independent on-demand dedicated courier market can benefit from the following barriers to entry in the independent on-demand dedicated courier market.

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Brand: In general, the demands for independent dedicated courier service arise when customers need to deliver goods that are of high value or need to be delivered in a speedy manner. Customers tend to choose dedicated courier service providers with strong brand to fulfill their orders, and highly differentiated brands that provide superior services to meet customer demands at an early stage tend to generate customer trust and stickiness. It requires significant operating experience and capital to establish and strengthen brand awareness in the independent on-demand dedicated courier market in order to provide customers with long-term, stable, and high-quality services to remain competitive. As the first and only brand that has become synonymous with on-demand dedicated courier service in China, FlashEx has become a top-of-mind brand for on-demand dedicated courier services. As a result, competitors find it difficult to establish an equally powerful brand for similar services.

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Scale and network: The determining factor for success in delivery service is scale in terms of geographic coverage, delivery capacity, diversified delivery format and service variety, which is difficult for new entrants to obtain even with enormous input of capital and effort. With services coverage in 295 cities and approximately 2.7 million registered riders as of June 30, 2024, FlashEx not only delivers documents, food, flowers, cakes and other goods, but also offers various services to help customers in running their daily errands.

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Service quality: Accessibility, reliability, timeliness, and safety of customer services are the key elements in winning customers’ trust in the on-demand dedicated courier service market. According to customer survey conducted by iResearch, over 55% of the customers consider timeliness a major factor in choosing on-demand dedicated delivery service providers. New entrants often find it difficult to compete with established players due to lack of scale, standardized and prudent management systems, as well as operation experience to achieve the same level of service quality.

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Tech-driven efficiency: Operational efficiency requires strong capabilities for creating and refining an effective and efficient order and rider force planning system which has to be backed up by a strong technology system that requires extensive training by data. Without sufficient operating history, it is almost impossible for new entrants to replicate such an efficient system. In addition, a balanced management approach supported by a dedicated management team further motivates the order and rider force, leading to higher efficiency. With a well-defined strategic focus and dedication, the management team of FlashEx enjoys significant advantages in leading the company, compared with those of other competitors who may have various competing business priorities.

BUSINESS

Overview

Who We Are

Our mission is to make people’s lives better through our services.

We are the pioneer in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. We brand our services as “FlashEx,” or “闪送” (pronounced as “Shan Song”) in Chinese, which means delivery in a flash. FlashEx has become synonymous with on-demand dedicated courier services in China, according to iResearch.

We are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, according to iResearch. Since the inception of our commercial operation in 2014, our business has flourished with individual and business customers embracing the on-demand dedicated courier industry. As of June 30, 2024, we had approximately 2.7 million registered riders, and had expanded our services coverage to 295 cities in China. In 2023, our market share of the independent on-demand dedicated courier service in China was approximately 33.9%, according to iResearch.

Our Market Opportunities

With the rapid development of new retail in China and the shift of consumer behavior in the mobile internet era, an increasing number of individuals and business customers are demanding time-sensitive delivery services and are willing to pay a premium price for time certainty and service quality. Moreover, the white-collar working class in urban areas in China generally have fast-paced work and daily lives, which increase their demand for timely and reliable delivery services that address their time constraints. As a result, on-demand delivery has become one of the fastest growing industries in China. The total market size of the on-demand delivery market in China grew from RMB164.1 billion to RMB338.5 billion from 2019 to 2023, at a CAGR of 19.8%, and is expected to grow at a CAGR of 19.1% to RMB809.6 billion by 2028, according to iResearch.

Our journey began when our co-founders identified market opportunities for huge unmet demand of on-demand delivery service in China. In particular, customers’ demand for the delivery of high-value items such as business or personal documents, valuable or fragile merchandises, and items that need to be delivered with greater time precision, is not well served by traditional delivery service providers with an order-merge model that inherently has higher risks of delay, loss, and damage. These are the pain points that we have identified and strived to address through our innovative dedicated courier model in China.

We are an independent on-demand dedicated courier service provider. According to iResearch, “independent on-demand dedicated courier service providers” allocate resources based on market demand, as compared to “captive dedicated service providers” who rely on and prioritize the demand from their associated e-commerce platform over market demand. Independent on-demand dedicated courier service providers usually have their own brands and reach out directly to their customers. Their customers generally choose their courier service providers at their discretions and thus are more loyal to such service providers as evidenced by a higher net promoter score. By contrast, captive dedicated service providers generally act as the fulfillment department of the wider e-commerce platform business and do not have direct client outreach. Their customers do not have full discretion over the choice of service providers and hence tend to be indifferent to the selection of service providers in general. According to iResearch, China’s independent on-demand dedicated courier market is expected to grow from a market size of RMB15.6 billion in 2023 to RMB53.2 billion in 2028, representing a CAGR of 27.8%, outpacing the growth of China’s overall on-demand delivery market.

Our Services

Unlike delivery service providers that adopt an order-merge model, we have initiated and consistently focused on an on-demand dedicated courier model that is designed to fulfill high-value order demands with high time-and quality-sensitivity. For each order, we assign a dedicated Flash-Rider to pick up and deliver the order to the recipient without combining multiple orders or changing hands on the route. In both 2023 and the six months ended June 30, 2024, our differentiated business model and positioning enabled us to achieve lower average delivery time, compared to the average of other major players in the on-demand dedicated courier industry, according to iResearch, while achieving a low loss rate of 0.01%. In 2023, we maintained a high customer satisfaction rate, respectively, according to iResearch. We will continue to offer our unique value proposition to all participants in our business.

For individual customers we serve, FlashEx has become the household brand and the preferred service provider when they look for highly time-and quality-sensitive local delivery services. We help our individual customers to satisfy their need for on-demand delivery. Our strategic focus on the dedicated courier model has helped us establish trust and top-of-mind brand awareness with our customers.

For business customers we serve, our services have become critical for their business strategy, operational focus, and brand image. Our business customers are able to expand their customer reach and provide high-quality services and products with time certainty, without the need to establish their own logistics operation. Through partnering with FlashEx, business customers are able to align their high-end brand image with the premium delivery services we provide.

We believe our delivery services, differentiated with unmatched time certainty, safety, and quality, provide such exceptional customer experience for which customers are willing to pay a premium price. This lays out a solid foundation to our efficient unit economics. We were able to charge an average price per order of RMB16.5 in the six months ended June 30, 2024, which represents a significant premium compared to that charged by the other major players in the on-demand delivery industry, according to iResearch.

Our Financial Performance

We have grown rapidly in recent years and achieved profitability in 2023. We have attracted more individual and business customers to use our services to achieve greater economies of scale. The increase in customer demand generates higher order volume, which in turn helps us engage more Flash-Riders. The superior customer experience we provide, supported by a growing rider force that strengthens our network density and delivery capacity, naturally leads to organic growth in customer base and order volume. This powerful network effect is the core engine that drives the organic and long-term growth of our business. We have fulfilled 158.6 million, 213.4 million, 270.7 million, and 138.1 million orders in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively. Our revenues increased from RMB3,039.8 million in 2021 to RMB4,002.7 million in 2022, and further increased from RMB4,002.7 million in 2022 to RMB4,528.8 million (US$623.2 million) in 2023. Our revenues increased from RMB2,122.2 million in the six months ended June 30, 2023 to RMB2,284.5 million (US$314.4 million) in the six months ended June 30, 2024. We incurred net losses of RMB291.0 million and RMB180.4 million in 2021 and 2022, respectively, and recorded a net income of RMB110.5 million (US$15.2 million) in 2023. Our net income increased from RMB42.1 million in the six months ended June 30, 2023 to RMB123.7 million (US$17.0 million) in the six months ended June 30, 2024.

Our Competitive Strengths

We are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, according to iResearch. We believe that our competitive strengths include the following:

Top-of-mind brand awareness among customers

As the pioneer in the on-demand dedicated courier market, we have established top-of-mind brand awareness and have become the preferred service provider when customers seek highly time-and quality-sensitive local delivery services. FlashEx has also become the byword for on-demand dedicated courier service in China. Our customer-centric approach as an independent platform sets the foundation for our differentiated high-

quality services and superior customer experience, which enable us to generate word-of-mouth referrals and further enhance our strong brand image and reputation. According to a customer survey concluded by iResearch November 2023, we have the highest customer recommendation score of 86.8, in the on-demand dedicated courier industry, which measures customers’ willingness to recommend the services to their family and friends. As a result, we have a diverse customer base, including both individual and business customers. According to a customer survey concluded by iResearch in November 2023, 82.0% of our customers were satisfied with our delivery services, the highest among the on-demand dedicated courier service providers in China.

Innovative on-demand dedicated courier model with differentiated high-quality service

While local delivery service providers with an order-merge model can provide economical solutions for the delivery of food and groceries, we do not believe they are able to adequately meet the rapidly emerging needs driven by the accelerating pace of businesses and daily life. When it comes to the delivery of high-value and important items such as business and personal documents, valuable or fragile merchandise, or when such items need to be delivered with greater time precision, such as meeting a bidding deadline or sending a birthday present in time, individual and business senders cannot entrust such needs with the order-merge delivery model that inherently has higher risks of delay, loss, and damage. According to iResearch, customers prioritize reliability, safety, and timeliness when considering options to fulfill their specialized needs in delivering high-value and important items. With our differentiated on-demand dedicated courier business model and positioning, we have achieved high fulfillment efficiency. In the six months ended June 30, 2024, we completed our delivery orders in 27 minutes on average at a low loss rate of 0.01%. In both 2023 and the six months ended June 30, 2024, our services achieved lower average delivery time, compared to the average of other major players in the on-demand dedicated courier industry, according to iResearch.

Attractive unit economics and strong scalability

We believe our delivery services, differentiated with unmatched time certainty, safety, and quality, provide such exceptional customer experience for which customers are willing to pay a premium price. This lays out a solid foundation to our efficient unit economics. We were able to charge an average price per order of RMB16.5 in the six months ended June 30, 2024, which represents a significant premium compared to that charged by the other major players in the on-demand delivery industry, according to iResearch.

Underpinned by the high value that our services create for our customers, we are able to maintain an asset-light business model with low fixed costs and strong scalability. Our crowd-sourcing model for Flash-Riders allows us to minimize fixed costs and maintain scalability. We recruit crowd-sourced individuals who may be rural migrants or part-time freelancers as our Flash-Riders. Under the crowd-sourcing model with the flexible work schedule and attractive financial reward we provide to them, these Flash-Riders have helped us meet fluctuating or surging demand for on-demand dedicated courier services with efficiency. Flash-Riders respond to orders on Flash-Rider App when their schedule allows, collect the parcel from the sender, and deliver to the recipient following recommended optimal route on the App. Our rider-friendly unit economics incentivizes Flash-Riders to provide high-quality services, while achieving attractive and stable unit economics for us as well. In the six months ended June 30, 2024, our daily order per active rider was 9.3, the highest among major players in the on-demand dedicated courier industry, according to iResearch. We are able to expand our geographic coverage and penetration in existing markets while enhancing operational efficiency, thanks to word-of-mouth referrals and strong brand image, backed by our differentiated service quality. Our business model is proven to be highly scalable, which allows us to quickly expand our operation to new cities and regions with low marginal cost. Since we launched our services in Beijing in 2014, we had successfully replicated our business model to 295 cities in China as of June 30, 2024. With a highly visible growth trajectory, our economies of scale will continue to improve along with the growth of order volume. The strong unit economics and replicable network are our core competitive strengths, which allow us to continuously grow our scale and order volume, and enhance our profitability.

Self-reinforcing flywheel with strong network effect

Our business model benefits from the self-reinforcing flywheel mechanism that engenders valuable network effects. While greater customer demand generates higher order volume, it also helps us engage more Flash-Riders. The growing rider force further strengthens our network density and delivery capacity, which in turn shortens the reaction and delivery time. The improved efficiency brings about superior customer experience, leading to more word-of-mouth referrals while maintaining an attractive pricing level for customers. This ultimately leads to growing demand in terms of order volume.

This effective and self-reinforcing flywheel brings about a healthy improvement of both order density and service quality at the same time, which does not depend on customer incentives. The flywheel is the core engine that drives the organic and sustainable growth of our business. We have seen strong growth momentum of both customers and Flash-Riders. Our registered Flash-Riders increased from approximately 1.1 million as of the beginning of 2021 to approximately 2.7 million as of June 30, 2024. Our registered customers increased from approximately 31.1 million as of the beginning of 2021 to approximately 88.9 million as of June 30, 2024. In addition, the number of daily orders per active rider increased from 7.2 in 2021 to 8.0 in 2022, and further increased to 8.8 in 2023 and 9.3 in the six months ended June 30, 2024.

Technology-driven operation, achieving excellent efficiency and quality control

We have developed proprietary technology and intelligent formulas, which are tailored to our on-demand dedicated courier model, for order matching, pricing, and demand forecasting. At the core of our competitiveness, our technology enables us to quickly expand with high operational efficiency.

We have developed an intelligent dispatch system that optimizes order-rider matching based on the real-time locations of Flash-Riders. Our proprietary pricing and dispatching system keeps track of real-time locations of all Flash-Riders and their business to predict the right number of Flash-Riders needed in a given location at a given time, which helps us balance the supply of Flash-Riders with customer demand and keeps Flash-Riders busy. Our system prices each order based on factors such as parcel distance and weight, and the supply in the area, and then dispatches the order to a few selected Flash-Riders who are best suited to fulfill such order. Among the few selected Flash-Riders, the first Flash-Rider who responds to the order is automatically selected to fulfill such order. Due to the dedicated nature of our services, our Flash-Riders deliver one order at a time, and our digitalized rider management system automatically recommends the most optimal delivery route for the Flash-Riders based on their vehicle types and items being delivered and then monitors the service quality in real-time. The digitalized rider management system also keeps track of a performance score for each Flash-Rider, adjusts such score based on their performance, taking into account factors such as the on-time delivery rate, the total number of orders fulfilled, and customer feedback, and rewards Flash-Riders based on such ratings with more orders, particularly those with relatively high value, as a way to retain high-quality riders and enhance customer experience.

We accumulate extensive data and utilize our proprietary formulas while performing our delivery services. Our data analytics capabilities allow us to better understand customer behavior, forecast customer demand proactively, allocate resources more intelligently, and operate more efficiently. The massive amount of data are also compatible with a multitude of scenarios, enabling us to continuously upgrade our intelligent formulas and enhance our core service capabilities.

Visionary and fully dedicated management team focusing on sustainable growth

We are led by a management team with prominent strategic vision, in-depth industry expertise, extensive managerial and operational experience, and proven execution capability. Mr. Peng Xue, our founder and chief executive officer, is a market pioneer and a renowned entrepreneur who has a long-term passion and a vision for the on-demand delivery industry. Over the years, Mr. Xue has led FlashEx to become the byword for on-demand dedicated courier service in China. Other key members of our management have previously served in leading companies across logistics, technology, and Internet sectors, and on average have 15 years of relevant industry experience. As an independent on-demand dedicated courier service provider, customers are at the core of our business. We are fully dedicated to delivering top-quality services in a customer-centric approach.

Our corporate culture is shaped by the belief that the fundamental measure of our success is the value we create for our individual and business customers and Flash-Riders over the long term. With this belief, our management team is committed to creating an enduring value for the society and bringing success for all participants in our business. For example, we have established a scholarship program for our Flash-Riders, where we offered financial aid to children of our Flash-Riders who are admitted to qualifying colleges. Our unremitting commitment to sustainable growth is also reflected in our green initiatives, such as using light, environmental-friendly packages in our deliveries and our promotion of carbon-free transportation.

Our Growth Strategies

We plan to achieve our mission through the following key strategies:

Continue to grow our market share

With the large addressable market opportunities, we believe we can continue to grow our market share and solidify our leading position. We intent to improve the penetration rate in existing markets with our differentiated delivery services. Empowered by our self-reinforcing flywheel mechanism, we will continue to attract more individual and business customers, increase our network density, and further strengthen our competitive advantages in the on-demand dedicated courier service industry. We will also further expand our geographic coverage. Since we launched our services in Beijing in 2014, we had successfully replicated our business model and were serving 295 cities in China as of June 30, 2024. We believe we are still at an early stage of covering our addressable market and are on our way in expanding our geographic coverage into more cities in China in the near future.

Broaden our service offerings and application scenarios to fulfill customers’ demand

We believe we can continue to innovate and solve increasingly sophisticated customer demand. We intend to utilize our highly scalable business to expand our service offerings to cover more application scenarios. By expanding our service offerings and application scenarios, and maintaining our superior customer experience, we believe we will further expand our customer base, acquire more business customers, improve customer stickiness, and increase cross-selling.

Strengthen our market-leading brand image

As our business continues to evolve, we intend to introduce various programs that deliver more value and better experience to customers. With superior customer experience, we are able to strengthen customer trust, generate word-of-mouth referrals and achieve organic growth in a cost-efficient manner. In addition, Flash-Riders also contribute significantly to our brand image. We intend to continue to build our leading brand image and further increase our customer mindshare, leveraging our strong word-of-mouth marketing capability and organic brand exposure generated by Flash-Riders.

Invest in advanced and innovative technologies

We will continue to invest in our technology and iterate our formulas. We seek to enhance the functionality and configuration of our mobile application and technology infrastructure to improve our operational efficiency, and develop new features to enhance customer experience. Meanwhile, we have been iterating our core capabilities in optimizing our pricing, demand forecasting, and resource allocation and creating more value for our customers.

Our Business Model

We are the largest independent on-demand dedicated courier service provider in China as measured by revenue in 2023, according to iResearch. As a pioneer in the industry, we have created the dedicated courier model with our brand “FlashEx” being the household name of this unique market segment. “FlashEx,” which translates to “delivery in a flash” in its Chinese name, has become synonymous with on-demand dedicated courier services in China, according to iResearch.

As of June 30, 2024, our network covered 295 cities in China. We had approximately 2.7 million registered riders, which we call Flash-Riders.

Our services enable individual and business customers to have a variety of items ranging from business documents to personal daily needs such as gourmet food, birthday cakes, and flowers reliably delivered by dedicated Flash-Riders on a one-to-one basis. We completed local delivery orders in 35, 31, 29, and 27 minutes on average in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively.

Our proprietary technology systems help us manage the performance of our Flash-Riders, optimize efficiency by balancing the supply of Flash-Riders with customer demand, and dispatch each order to the best-suited Flash-Riders at a dynamically calculated delivery fee. Our proprietary pricing and dispatching system keeps track of real-time locations of all Flash-Riders and the orders they are currently delivering, in order to help us predict the right number of Flash-Riders needed in a given location at a given time, which in turn helps us optimize efficiency by balancing the supply of Flash-Riders with customer demand and keeps Flash-Riders busy. Our proprietary pricing and dispatching system also helps us dispatch each order to a few selected Flash-Riders who are best suited to fulfill each particular order. Among the few selected Flash-Riders, the first Flash-Rider who responds to the order is automatically selected to fulfill such order. Our analytical formula uses a vast amount of historical data to help us predict in real-time the probability that an order is accepted by one of the selected Flash-Riders nearby at a certain price point, considering factors such as parcel distance and weight, and the supply in the area. Based on the predicted probability, our analytical formula sets the delivery fee for the order high enough so that it can be accepted by a Flash-Rider quickly, but not excessively high, to maximize demand from customers. Our digitalized rider management system helps us record, monitor, and manage the performance of our Flash-Riders by keeping track of a performance score for each Flash-Rider and adjusting such score based on their performance, taking into account factors such as the on-time delivery rate, the total number of orders fulfilled, and customer feedback, and reward Flash-Riders based on such ratings with more orders, particularly those orders with relatively high value, as a way to retain high-quality riders and enhance customer experience.

The following diagram illustrates the typical process from placing to delivering an order:

Our Customer Profile

We offer our services to a broad range of customers, including individuals and businesses.

Individual Customers

Individuals use our services to satisfy their delivery needs that are typically high in value and time sensitive. Our services enable individuals to have their items picked up at specified places and delivered to designated recipients by our dedicated Flash-Riders without the items changing hands.

Overall, our individual customers are relatively young, well-educated, and tech-savvy. Over 75% of our individual customers are between 26 to 45 years old, according to a customer survey concluded by iResearch in November 2023. This population is adept at choosing different delivery services to meet different needs they have and possesses the strongest demand for the fast and reliable services we offer.

Business Customers

We provide our services to a diverse portfolio of businesses, including local merchants and small and medium-sized enterprises (SMEs), such as local restaurants, flower shops, bakeries, and vendors on major e-commerce platforms, which use our services to provide expedited shipping options to their customers in addition to standard delivery services. We also partner with fine dining and boutique restaurants with higher order value and quality-sensitivity, and provide dedicated fine dining delivery services to their customers. Our services provide these business customers with access to consumers previously out of their reach, such as consumers who are less willing to visit brick-and-mortar stores due to various factors such as purchasing habits and time constraints. In addition, our services also help boost sales as the convenience provided helps stimulate consumer demand for our business customers’ services, and these incremental orders help our business customers leverage fixed costs and generate additional revenue and profit. Due to the large base of our diversified business customers, we do not rely any large business customer for our orders.

In addition to helping our business customers deliver their products to their consumers, business customers such as realty agencies and law firms use our services to courier legal documents in their daily operations. Our services help businesses reduce transaction cost by enabling the fast and reliable delivery of important documents, which would otherwise take days or require face-to-face interaction. We are extending our services to larger businesses in sectors such as financial services, realty agencies, and legal services. We also provide customized services to our business customers. For example, we have extended our customized services offerings to domestic electronics manufacturers to deliver their products to its consumers safely and speedily, and to e-commerce platforms for the sale of used electronic products collect second-hand electronic products to be traded in from their customers.

For business customers, we have an open API that integrates our services seamlessly with other enterprise applications, software or platforms they use, streamlining their delivery order placement process. Our local sales and marketing teams identify SMEs and other merchants and maintain cooperative relationships with them at a local level, as local knowhow is key to providing satisfactory service to our business customers.

FlashEx Experience for Customers

Our service enables our customers, including individuals and businesses, to have their items delivered quickly and reliably on an on-demand basis by a dedicated Flash-Rider. The following diagram illustrates the typical process of a delivery order.

We are focused on providing an easy-to-use, simplistic, and hassle-free interface for customers. Our mobile application, Mini-Programs, website, and API-connected third-party systems allow customers to easily input the delivery and pick-up address for their delivery or fetch orders.

Our customers could place an order for our services at any time through our mobile application, Mini-Programs, website or API-connected third-party systems. An order is then processed by our proprietary pricing and dispatching system and pushed to selected Flash-Riders near the pick-up location of the order. Once a Flash-Rider accepts the order, recommended routes for pick-up and delivery are then instantly calculated and shared with such Flash-Rider automatically to ensure a reliable delivery experience for customers with time certainty. When placing orders, our customers are required to select the category and weight of item being delivered, and our analytical formulas will dispatch Flash-Riders best suited for the delivery based on location, types of items being delivered, and the characteristics of the Flash-Riders. During the process of transportation, our customers can track the dedicated Flash-Rider’s route, location, and expected delivery time on a real-time basis.

Characteristics of Our Services

Speedy delivery. We completed local delivery orders in 35, 31, 29 and 27 minutes on average in 2021, 2022, 2023, and the six months ended June 30, 2024, respectively. We have been able to decrease delivery time leveraging ongoing technological developments, such as providing better routing for Flash-Riders and increasing efficiency of Flash-Riders as our business continues to scale. In addition, we provide customers with an upfront estimate of when their order will be delivered and real-time tracking functionality so they can track the real-time location of the Flash-Rider delivering their items and estimated delivery time of their orders.

Reliability and safety. We are also the innovator in introducing the passcode verification function for our orders. When a customer places an order, the recipient of the order will receive an SMS and a piece of mini-program push message containing a passcode for that particular order. Before handing over the delivered items to the recipient, our Flash-Rider is required to confirm the identity of the recipient by requesting the passcode for that particular order and verifying that in our App for riders. In both 2023 and the six months ended June 30, 2024, we had a low loss rate of 0.01%. The reliability of our services increases customers’ confidence in our services, as they are more comfortable entrusting us with delivery of high-value items such as business documents, cakes, flowers, electronics, and fine dining.

Pricing

We use one unified pricing model for our services provided to individual and business customers alike. A variable per-order rate is calculated based on a formula taking into account the city, distance to deliver, parcel weight and volume, and night surcharges. A “surge price” may be applied in case of short rider supply caused by bad weather conditions or other reasons. We offer incentives to our customers as part of our marketing efforts.

Customer Service

We strive to provide our customers with a hassle-free experience. According to a survey conducted by iResearch, our FlashEx brand is known among customers for superior customer service. For customers who have specific requirements, after they place an order with us, they can speak with our customer service representatives, who could take notes of the customers’ special requirements and allocate Flash-Riders with suitable characteristics to deliver items for such customers. For example, when a customer entrusts a valuable item for delivery with our services, he or she may prefer to have a highly rated Flash-Rider deliver that order. Our customer service representative will manually intervene in the dispatching system and allocate an appropriate Flash-Rider to meet our customer’s specific requests.

Our customer service personnel interact with individual and business customers to facilitate and optimize our delivery process, and are in charge of providing timely answers and solutions to customers’ questions and feedbacks via telephone, Weixin or email. As of June 30, 2024, we had 203 customer service representatives, approximately 61% of whom were outsourced personnel and the remainder of which were our own employees. As part of customer service management, we operate a call center located in Beijing and an online live-chat system providing real-time assistance seven days a week. Our customer services system provides our customers real-time assistance 24/7. In addition, our “Help Center” module with lists of frequently asked questions and answers helps address common inquiries.

FlashEx Experience for Flash-Riders

We engage our Flash-Riders as service providers (rather than employees) to provide dedicated courier services to our individual and business customers. As of June 30, 2024, we had approximately 2.7 million registered Flash-Riders. For each order, we identify, select, and assign to the suitable Flash-Rider through our automated dispatching system, and we direct the delivery route and monitor the service quality in real-time using our digitalized rider management system. Our Flash-Riders are also our brand owners who contribute to our brand image and jointly share the success of our business.

We offer Flash-Riders a flexible and satisfying earning opportunity, paying them by orders instead of a fixed salary. Flash-Riders can set their own schedules, and we utilize our proprietary technology system to make sure their time and efforts are well rewarded. Our technology system offers Flash-Riders the flexibility to set their own work schedule while rewarding them for spending more time and effort to fulfill our orders. We also allow our Flash-Riders to use various types of transportation tools, including cars, motorcycles, electric scooters, bikes, and public transportation. The accident rate of our Flash-Riders was 0.004% in the six months ended June 30, 2024. According to iResearch, it is much lower than the industry average of the on-demand delivery market, as they are less distracted by calls or messages from customers due to the nature of our end-to-end dedicated courier model. The dedicated courier services we offer through Flash-Riders not only reward them economically, but also provide them with a sense of self-fulfillment as their services address urgent customer needs and their efforts are recognized by our customers.

The delivery fee we pay Flash-Riders for each order is calculated by our proprietary technology system, which sets the delivery fee algorithmically based on distance, parcel weight, volume, and other factors such as the real-time rider supply in the area and weather conditions. We believe this system ensures on-time acceptance and delivery of each order while keeping the delivery cost efficient. According to iResearch, our Flash-Riders earn more on a per order basis than the average of other delivery riders in the on-demand delivery service market in China.

Our “Crowd-sourcing” Model

Our platform allows individuals to sign up onto our Flash-Rider App and get onboard on their own, which we refer to as the “crowd-sourcing” model. Leveraging the large number of rural migrants and part-time freelancers, the flexible work schedule, and attractive financial reward we provide to our Flash-Riders, our crowd-sourcing model allows us to recruit Flash-Riders from this large labor force and scale efficiently. Our crowd-sourcing model also help us address the challenge of frequent fluctuations brought about by the nature of on-demand orders, and to meet surging demand of delivery capacity with efficient supply. A significant majority of our Flash-Riders are crowd-sourced individuals, and the remaining small portion are recruited from outsourced delivery agencies in a few cities.

Our proprietary technology system, which is consistently improving as a result of our accumulated technology know-how and the large amount of data from orders we fulfilled, helps us optimize efficiency in order to have our orders fulfilled efficiently. With our demand forecast capability, we can predict the right number of Flash-Riders needed in a given location at a given time. This helps balance the supply of Flash-Riders with customer demand and keeps Flash-Riders busy, and in turn help us recruit and retain our Flash-Rider workforce.

Training and Support for Flash-Riders

New Flash-Riders can quickly and easily sign up onto our Flash-Rider App. As part of the onboarding process, each Flash-Rider is required to undergo a personal identification verification process and background check before joining our Flash-Rider team. Our Flash-Riders are equipped with fit-for-purpose packaging kits, uniforms, helmets, and other equipment that bear our logo and brand name. We encourage our Flash-Riders to be responsible citizens and conduct themselves with good behavior.

We provide both online and offline training programs to our Flash-Riders. In particular, we have systematically designed training programs aimed at improving service quality of our riders, and we mandate enhanced training for underperforming Flash-Riders. We also have a management system for Flash-Riders to monitor and evaluate their performance and ensure their service quality. Our training programs play an important role in improving customer experience and building our brand image as Flash-Riders directly serve our customers.

Marketing

Word-of-mouth referrals. We believe that the most effective form of marketing is to continually deliver safe, fast, and reliable services, as customer satisfaction engenders word-of-mouth referrals and additional purchases.

Advertising campaigns for mind-share. We have placed and will continue to place advertisements to improve the efficiency of our advertising efforts and increase the mind-share of our FlashEx brand. We have also engaged celebrity endorsers to increase our brand exposure and to promote our brand image. For example, in 2019, we engaged a renowned best-selling Mandarin pop musician as our celebrity endorser. We employ referral campaigns as well as online and offline marketing channels to attract new customers. Our online and offline channels include search engine marketing, display advertising, social media, streaming audio, television, and billboards.

Marketing through Flash-Riders. We build our brand image with the contribution from our Flash-Riders. We equip each Flash-Rider with uniforms, helmets, and other equipment, bearing our logo and brand name for additional brand exposure. This has helped us generate strong organic growth of individual and business customer through the natural exposure of our brand name made possible by our Flash-Riders on the streets.

Promotional events. We carry out promotional events from time to time to reward customers through discount coupons and vouchers. We offer customer incentives mainly in the form of discounts for future purchase if the customer’s prepayment reaches certain thresholds. We offer promotion coupons to existing or potential customers which can be used as a direct reduction of future purchase amount and are valid only during a limited period of time. The deposit will be deducted upon purchase and the discount is a fixed percentage of all future purchase amount. These customer incentives are to recorded as a deduction from the revenues upon the usage by the customers in a purchase transaction.

Customer Management. Utilizing big data analytics of customer behavior and multi-dimensional labels for customer portrait, we fine-tune our sales and marketing efforts targeting different groups of customers such as existing customers, repeating customers, and dormant customers. We encourage new consumers to subscribe to our Weixin official account primarily maintained by us and enhance their activeness and repurchase rate.

Technology

We leverage big data analytics to improve our services. As a pioneer in the on-demand dedicated courier industry in China, we have completed a large amount of orders that provide a broad range of data on the characteristics of our customers and our Flash-Riders, which is in turn analyzed by our intelligent formulas to improve the quality and performance of our services. The accurate customer and Flash-Rider portrait modeling allows us to serve customers based on their preferences. For example, we typically dispatch orders for document delivery to Flash-Riders who complete the typical order faster than average. In addition, our formulas predict the ideal number of Flash-Riders needed in a given location at a given time based on forecasted demand, in order to balance the supply of Flash-Riders with projected demand from customers.

Our Technology Capabilities

We use big data analytics and purpose-built technology to achieve higher operational efficiency, lower delivery cost, and enhance customer experience. Key components of our technology system include: proprietary pricing and dispatching system and digitalized rider management system.

Proprietary Pricing and Dispatching System. Our system keeps track of real-time locations of all Flash-Riders and the orders they are currently delivering, in order to help us predict the right number of Flash-Riders needed in a given location at a given time, which in turn helps us optimize efficiency by balancing the supply of Flash-Riders with customer demand and keeps Flash-Riders busy. Our system also helps us dispatch each order to a few selected Flash-Riders who are best suited to fulfill each particular order. Our formula uses a vast amount of historical data to help us predict in real-time the probability that an order is accepted by one of the selected Flash-Riders nearby at a certain price point, considering factors such as parcel distance and weight, and the supply in the area. Based on the predicted probability, our formula sets the delivery fee for the order high enough so that it can be accepted by a Flash-Rider quickly, but not excessively high, to maximize demand from customers.

Digitalized Rider Management System. We build a digitalized system to record, monitor, and manage the performance of our Flash-Riders. We keep a performance score for each Flash-Rider and adjust such score based on their performance, such as the on-time delivery rate, the total number of orders fulfilled, and customer feedback, and reward Flash-Riders based on such ratings, as a way to retain high-quality riders and improve senders’ and recipients’ experience. This system allows us to effectively manage millions of Flash-Riders with a small operational team.

Our Technology Infrastructure

We build our technology infrastructure to support our business in a cost-effective manner. We have built a reliable and smart network infrastructure to ensure high availability and a low risk of downtime. We currently utilize a secure, cost-effective, and scalable infrastructure that is a hybrid of self-owned and rented data center and cloud infrastructure.

We focus on maintaining and enhancing the reliability, stability and scalability of our technology infrastructure. Our technology infrastructure enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering operation visibility and control. For example, we have also designed a complex operation system and smart logistics system that can support the continued growth in our business.

Our Technology Team

We have a dedicated in-house research and development team. As of June 30, 2024, this team had 70 members engaged in building our technology system and developing new online and mobile products.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical factors to our success. As of June 30, 2024, we owned 54 computer software copyrights and 34 patents in China for various aspects of our operations and maintained 242 trademark registrations inside China. As of June 30, 2024, we had registered or acquired 7 domain names, including ishansong.com, among others.

Data Privacy and Security

We are committed to protecting data privacy and security. We have established and implemented a strict policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide and use the collected data for our operations, all with consent from the owner of such information.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. In addition, we have set up an emergency response team to conduct disaster recovery drills on important systems on a regular basis and continuously improve the systems. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our operations and to protect the privacy of our customers.

Corporate Social Responsibilities

We are committed to being a socially responsible company in our industry and in the cities we serve, which we believe is critical to helping us attract and retain the work force necessary to maintain our brand and grow our business. We aspired to elevate the work and lives of approximately 2.7 million service providers as of June 30, 2024. As part of our corporate social responsibility effort:

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Our flexible business model enables the Flash-Riders to adjust their work schedule flexibly and provides them opportunities for earning extra income, particularly during the pandemic. We also made contactless delivery available to our customers.

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We established “Home of Flash-Riders” in various communities to provide ongoing professional and life support to the Flash-Riders. A cup of tea or a friendly conversation, a Home of Flash-Riders is a place for relaxation and support. In 2022, a Flash-Rider who took a first aid course with the Red Cross organized at a Home of Flash-Riders saved a life with the first aid skills learned, and we have established a reward system for such acts of kindness or charitable endeavors. In addition, in August 2020, we established a scholarship program for our Flash-Riders, where we offered financial aid to children of our Flash-Riders who are admitted to qualifying colleges.

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We are committed to a green, sustainable development. By establishing battery-swapping stations and collaborations with service providers, we encourage the Flash-Riders to use e-bikes for delivery for zero emissions. We also actively promote green delivery by providing Flash-Riders with recyclable boxes and light packaging.

Competition

We face intense competition from multiple existing market players that provide on-demand delivery services and there may be new entrants emerging. These existing market players and new entrants compete with us to attract, engage, and retain customers.

Entry barriers in the on-demand dedicated courier market mainly include brand recognition and reputation, delivery network, technology capabilities, and service quality. Given our competitive advantages, we believe that we are positioned favorably against our competitors. See “—Our Competitive Strengths.”

As we introduce new services similar to those in the current market, or as other companies introduce new products or services, we may become subject to additional competition. Moreover, new competitive business models may appear, for example based on new forms of social media or social commerce. See “Risk Factors—Risks Relating to Our Business and Industry—We face intense competition, and if we fail to compete effectively against current and future competitors, our business and results of operation may be adversely affected.”

Employees

We had a total of 1,086, 1,099, 1,084, and 1,033 employees as of December 31, 2021, 2022, and 2023 and June 30, 2024, respectively. The following table sets forth a breakdown of our employees as of June 30, 2024, by function:

Function	Number
Operations and customer services	653
Technology and research & development	238
Marketing, administrative, and others	142

Total	1,033

As of June 30, 2024, we had 549 employees based in our headquarters in Beijing, China, and the rest based in Shanghai, Chengdu, and other cities in China. Flash-Riders are not our employees. A significant majority of our Flash-Riders are crowd-sourced individuals who may sign up onto our Flash-Rider App and get onboard on their own, and the remaining small portion are recruited by third-party agencies.

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives. In addition, we provide our employees with a diverse work environment and a wide range of career development opportunities. We have established comprehensive training programs covering new employee training, and customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury, and unemployment benefit plans.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior management that contain non-compete restrictions. We have not experienced any major labor disputes.

Facilities

Our headquarter is located in Beijing, China, where we lease and occupy office space with an aggregate floor area of approximately 6,484 square meters as of June 30, 2024. We also lease and occupy office buildings with an aggregate floor area of approximately 12,838 square meters in other cities in China. These leases typically vary in duration from one to five years.

A majority of our servers are hosted in Beijing, China. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for all Flash-Riders to cover each order. We also offer the option for Flash-Riders to purchase daily third-party personal injury and property damage insurance before the Flash-Rider responds to the first order assigned to him or her every day.

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, and medical insurance to our employees. We also provide supplemental commercial medical insurance for our employees.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Corporation and Foreign Investment

The establishment, operation, and management of corporate entities in the PRC is governed by the Company Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, on December 29, 1993 and came into effect on July 1, 1994. The Company Law of the PRC was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023 (the latest revision became effective on July 1, 2024). The Company Law of the PRC generally governs two types of companies, namely limited liability companies and corporations. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a corporation is limited to the amount of registered capital or share capital they have contributed. The Company Law of the PRC shall also apply to foreign-invested companies in the form of a limited liability company or joint stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

On January 1, 2020, the Foreign Investment Law of the PRC, or the FIL, and the Regulations on the Implementation of the Foreign Investment Law of the PRC became effective and simultaneously replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The FIL sets out the definition of foreign investment and the framework for promotion, protection, and administration of foreign investment activities. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020, and pursuant to which, the establishment of the foreign invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the enterprise registration system.

Pursuant to the FIL, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will set forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. Accordingly, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took effect and replaced the previous version on January 1, 2022 and will be further replaced by the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) published on September 6, 2024 and effective from November 1, 2024, and the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which took effect and replaced the previous version on January 1, 2023. Industries not listed in the 2021 Negative List are generally open for foreign investments unless specifically restricted by other PRC laws.

Pursuant to the Circular of the General Office of State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and took effect on March 3, 2011 and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020, and effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof. A foreign investor or a party concerned in China shall take the initiative to make a declaration to the working mechanism office prior to making the investment in any important infrastructure, important transportation services and other important fields that concern state security while obtaining the actual control over the enterprises invested in.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises or their subsidiaries. To comply with the Foreign Investment Law and other applicable PRC laws and regulations, we provide our online on-demand dedicated courier service through the VIE, which is considered to involve the provision of value-added telecommunication services and is restricted for foreign investment according to the 2021 Negative List.

Regulations Relating to Value-Added Telecommunication Services

Pursuant to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000, amended on July 29, 2014, and February 6, 2016, which provides a regulatory framework for telecommunications services providers in the PRC, telecommunications services are categorized into basic telecommunications services and value-added telecommunications services and the telecommunications services providers are required to obtain operating licenses prior to the commencement of their operations. Pursuant to the Catalog of Telecommunications Business (2015 version) as amended from time to time, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services is under the second subcategory of value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

The Administrative Measures on Internet Information Services, or Internet Measures, which was promulgated by the State Council on September 25, 2000, and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Measures classified Internet information services into commercial Internet information services and non-commercial Internet information services and a commercial Internet information services provider must obtain a value-added telecommunications business operating license from the appropriate telecommunications authorities.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecommunication License Measures, which took effect on April 10, 2009. The measures were subsequently revised on September 1, 2017. The Telecommunication License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an operator of value-added telecommunications services in multiple provinces is required to obtain an inter-regional license, whereas an operator of value-added telecommunications services in one province is required to obtain a local license.

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State

Council on December 11, 2001 and most recently amended and took effect from May 1, 2022, or the FITE Regulations (2022 Version). According to the FITE Regulations (2022 Version) and the 2021 Negative List, as for the value-added telecommunications business types which fall within China’s commitment to the World Trade Organization, or the WTO, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise shall not exceed 50%, except as otherwise stipulated by the state. Foreign investment in entities holding value-added telecommunications business operating licenses for the Internet Data Center Services, the Content Delivery Network Services, the Domestic Internet Virtual Private Network Services and the Internet Access Services, all of which are not open for foreign investment according to China’s commitment to the WTO, are generally prohibited, except with respect to qualified telecommunication service providers in Hong Kong and Macao Special Administrative Region according to the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macao Closer Economic Partnership Arrangement, respectively.

On July 13, 2006, the Ministry of Information Industry of the PRC, or MII, which is the predecessor of MIIT promulgated the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, pursuant to which, a domestic company that holds a value-added telecommunications business operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. In addition, under the MIIT Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications service operator shall be legally owned by that operator or its shareholders.

The VIE, Beijing Tongcheng Biying Technology Co., Ltd., has obtained a value-added telecommunication business operation license for providing internet information services, which will expire on February 26, 2025.

Regulations Relating to Online Trading and E-Commerce

The provision of on-demand dedicated courier services through our mobile application, Mini-Programs, website, and API-connected third-party systems is regulated by the following laws and regulations relating to online trading and e-commerce.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, the E-Commerce Law requires e-commerce platform operators to verify and register the identities, addresses, contacts, and licenses of businesses who apply to provide products or services on its platform, establish registration archives and update this information on a regular basis. While handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmentally friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in credit records and possible civil liabilities.

Furthermore, on March 15, 2021, the SAMR issued the Measures for the Supervision and Administration of Online Trading, or the Online Trading Supervision Measures, which took effect on May 1, 2021 and imposed certain restrictions to the business operations of online transaction operators. For example, online transaction operators shall fully, truthfully, accurately, and timely disclose the information of goods or services to protect consumers’ right to know and right to choose. In the case that an online transaction operator is using standard forms notices and statements and send to consumers when providing goods or services, such online transaction operator shall highlight the contents which may be material to the consumer’s interests. Online transaction operator shall also not to carry out unfair competition activities that disrupt the market competition and infringe the legitimate rights and interests of other operators or consumers or conduct false or misleading commercial promotions to deceive or mislead consumers in any of the following ways: (i) fabricating transactions and user comments; (ii) using misleading displays or other means to put favorable comments in the front or negative comments at the back, or not significantly distinguishing comments for different goods or services; (iii) carrying out false marketing by means of falsely claiming spot goods, fictitious booking or false panic purchase, etc.; or (iv) fabricating traffic data such as number of clicks and followers, as well as fictitious transaction interaction data such as likes and rewards. In addition, the Online Trading Supervision Measures also specify detailed requirements for the purpose of protecting the consumer rights and personal information. For example, the Online Trading Supervision Measures provide that online transaction operators shall not force customers or force them in a disguised form to consent to the collection and use of their information that is not directly related to business activities of such online transaction operators, by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use of relevant mobile applications, etc. Collection and use of the customers’ sensitive information, such as personal biological characteristics, medical health, financial accounts, and personal whereabouts, shall obtain the consent of such customers on an item-by-item basis.

Regulations Relating to Express Delivery Service

The PRC Postal Law, or the Postal Law, which was most recently amended on April 24, 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the Postal Law and the Interim Regulations on Express Delivery, which was mostly recently amended on March 2, 2019, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining a courier service operation permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services. Enterprises engaged in express delivery services other than postal enterprises may not engage in correspondence delivery business which are exclusively operated by postal enterprises, and may not deliver any official documents of state-owned organizations. If an entity operates express delivery services without obtaining a courier service operation permit in accordance with the above measures and regulations, or any entity other than a postal enterprise provides the correspondence delivery service which shall be exclusively provided by postal enterprises or delivers the official documents of state-owned organizations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, ordered to pay a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its courier service operation permit.

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the Postal Law and Measures for the Supervision and Administration of Postal Security in the Postal Industry issued by the Ministry of Transport on January 2, 2020, which became effective on February 15, 2020 and was further amended on December 20, 2023, express delivery companies must examine the postal articles so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, nature, and quantity of the postal articles have been properly disclosed on the delivery form.

As the on-demand dedicated courier services provided by us do not fully fall into the definition of the express delivery service, we do not believe we need to obtain a courier service operation permit. See “Risk Factors—Risks Relating to Our Business and Industry—We are subject to laws and regulations, many of which are evolving, and failure to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business and results of operations” for more details.

Regulations Relating to Mobile Internet Applications

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which was most recently amended on June 14, 2022 and became effective on August 1, 2022, to strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out certain duties, including authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Furthermore, internet application information service providers shall sign service agreements with registered users, to determinate both sides’ rights and obligations.

On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among other things, that internet information service providers to ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching, and normative, and users should be charged only after their confirmation.

On February 6, 2023, the MIIT issued the Notice on Further Improving the Service Capability of Mobile Internet Applications, or the Mobile Internet Apps Notice. The Mobile Internet Apps Notice requires further enhancement of the service capability of mobile internet apps and reiterates the need to protect the legitimate rights and interests of the users and create a healthy service ecology. Specifically, the Mobile Internet Apps Notice emphasizes, among other things, the regulation of installation and unloading activities, the optimization of service experience, strengthening personal information protection, responding to users’ demands and the implementation of responsibilities of the developer and operator of mobile apps.

On July 21, 2023, the MIIT issued the Notice on the Filing of Mobile Internet Applications, or the Mobile Internet Apps Filing Notice, which requires that the operators engaged in App Internet information services shall perform App filing procedures with the provincial communications administration, and the operators who fail to go through such filing procedures shall not engage in App Internet information services. The App operators shall mark its record number in a prominent place of its App and link the website of the record system below the record number for the public to inquire and check. In case of any change or cancellation of the App information, the App operators shall go through relevant procedures with respect to such change or cancellation with the original filing authority. The filing period for the existing Apps that have conducted business prior to the publication of the Mobile Internet Apps Filing Notice is from September 2023 to March 2024.

We provide our online on-demand dedicated courier service through our app, Mini-Programs and website, and therefore we are subject to the various requirements relating to Mobile Internet Applications.

Regulations Relating to Cybersecurity and Data Security

The PRC government has enacted various laws and regulations with respect to cybersecurity, data security and protection of personal information from any inappropriate collection activities, abuse or unauthorized disclosure. Internet information in the PRC is regulated and restricted from a national security standpoint.

The Decision Regarding the Protection of Internet Security, enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides that, among other things, the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging the computer systems and the communications networks; (iii) in violation of national regulations, discontinuing a computer network or communications service without authorization; (iv) disseminating politically disruptive information or leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, the State shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. According to the Cyber Security Law and other related laws and regulations, internet service providers are required to take measures to ensure internet security by complying with security protection obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support for public security and national security authorities. In addition, any collection, process and use of a user’s personal information must be subject to the consent of the user, be legal, rational, and necessary, and be limited to specified purposes, methods, and scopes. An internet service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties illegally. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect the cybersecurity and effectively ensure the alignment between the Cyber Security Law and other newly promulgated laws and regulations.

On December 28, 2021, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022 and replaced the previous version published on April 13, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. According to the Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly.

Cybersecurity reviews focus on assessing the national security risks associated with relevant subjects or circumstances, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade, and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may receive the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. Furthermore, on July 30, 2021, the State Council promulgated the Provisions on Protection of Critical Information Infrastructure Security, which took effect on September 1, 2021 and provides that “critical information infrastructures,” or CII, refers to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and people’s livelihood and public interests if they are damaged, malfunctioned, or if relevant data leakage occurs. Pursuant to these provisions, the relevant governmental authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. However, as these provisions were newly issued and the governmental authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide services to may be identified as a CIIO.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On November 14, 2021, the CAC released the Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The Draft Measures on Network Data require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. The CAC solicited comments until December 13, 2021, but there is no timetable as to when the Draft Measures on Network Data will be enacted.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. Furthermore, data processors shall conduct self-assessment on the risks of cross-border data transfer prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope and method of cross-border data transfer; (ii) the scale, scope, type and sensitivity of data transferred overseas, and risks to the national security, public interests or legitimate rights of individuals or organizations caused by such cross-border data transfer; (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transfer; (iv) the risks that the data transferred overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the cross-border transfer; (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security.

On December 8, 2022, the MIIT issued the Administrative Measures on Industry and Information Technology Data Security (Trial Implementation), which took effect on January 1, 2023. According to such administrative measures, based on the degree of potential damage to national security, public interests or the legitimate rights and interests of individuals and organizations caused by tampering with, destruction, leakage or illegal acquisition or use of the data, industry and information technology data are classified into three categories, i.e., general data, important data and core data. Industry and information technology data processors shall file the catalogues of their important data and core data with the local industrial government authorities for record. Furthermore, processors of important data and core data shall, on their own or by entrusting third-party evaluation agencies, conduct risk assessment on their data processing activities at least once a year and submit risk assessment reports to the local industrial government authorities.

Failure to comply with the above laws and regulations may subject the internet service providers to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities. See “Risk Factors—Risk Relating to Our Business and Industry—We collect, process, and use data, some of which contains personal information. Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Any privacy or data security breach or failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service suspension, removal of apps from relevant app stores or otherwise harm our business and results of operations.”

Regulations Relating to Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information” is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

The Decision on Strengthening the Protection of Online Information, issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT on July 16, 2013, stipulate that any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods, and scope. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014 and revised on February 13, 2023, provide for the protection of the personal information of users of express or express delivery services, and the supervision of the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations. The collection of personal information by express delivery companies from their users shall be limited to the minimum extent necessary for completing the entire process of delivery operations, and any excessive collection of user personal information is strictly prohibited. Express delivery companies are required to establish a mechanism for handling complaints and responding to users’ requests regarding the security of personal information, disclose effective contact information, and promptly address relevant complaints and requests. On October 25, 2022, State Post Bureau released the amended Administrative Provisions on the Security of Personal Information of Express Service Users (Draft for Comments), which stipulates, among others, that express delivery companies shall collect its users’ personal information at the minimum necessary level and shall not over collect its users’ personal information. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on October 1, 2020. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local post administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revocation of its courier service operation permit.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued by the CAC, the MIIT, the Ministry of Public Security, and the SAMR on January 23, 2019, app operators shall collect and use personal information in compliance with the Cyber Security Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default settings, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent.”

In addition, pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications jointly promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021, and effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of a mobile app’s basic function services, without which the mobile app cannot achieve its functional services. For mail and express delivery mobile apps, the basic function services are “posting and delivery of mails, parcels, printed materials and other items,” and the necessary personal information includes (i) name, ID documentation type and number, and other identity information of the sender, (ii) address and contact number of the sender, (iii) name, address, and contact number of the recipient, and (iv) name, nature, and quantity of the item consigned for delivery.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Interpretations, which became effective on June 1, 2017. The Personal Information Interpretations provides more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. Moreover, on October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or disclose personal information of others.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the PRC territory, the personal information collected and produced within the PRC. Specifically, a personal information processor who use personal information to make automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

The Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC on June 27, 2022 and became effective on August 1, 2022, sets out guidelines on the registration, use, and management of internet users’ account information. Internet-based information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information, and other management systems.

Regulations Relating to Algorithmic Recommendation

Since 2021, the PRC government has taken steps to strengthen the supervision on the utilization of algorithm in the field of Internet information service. On September 17, 2021, the CAC and eight other authorities jointly promulgated the Notice on Promulgation of the Guiding Opinions on Strengthening the Comprehensive Governance of Algorithm-Related Internet Information Services, which provides that, among others, enterprises shall establish an algorithmic security responsibility system and a technology ethics vetting system, improve the algorithmic security management organization, strengthen risk prevention and control, and improve the capacity to respond to algorithmic security emergencies. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, or the Administration Provisions on Algorithmic Recommendation, which became effective on March 1, 2022. The Administration Provisions on Algorithmic Recommendation stipulates that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. The provider of algorithmic recommendation services shall not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, or (ii) spread any information prohibited by laws or regulations.

Failure to comply with the above laws and regulations may subject the internet service providers like us to administrative penalties including, without limitation, fines, suspension of business operation, shut-down of websites, revocation of licenses and even criminal liabilities.

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the SAMR, the CSRC, and the SAFE issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006, and was amended by the MOFCOM on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems have been taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for its listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

The Trial Measures provide that (i) the issuer shall file with the CSRC within 3 business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of them occurs before the completion of the overseas offering and/or listing but after obtaining its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) once listed overseas, a report relating to the issuance information of such offering and/or list shall be submitted to the CSRC and a report to CSRC within three business days upon the occurrence of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer.

The Trial Measures further provide that an overseas securities offering and listing is explicitly prohibited, if any of the following exists: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended overseas securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023 and superseded the previous Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. The Confidentiality and Archives Administration Provisions expressly expands its application to both direct and indirect overseas offerings and listings and requires PRC domestic companies conducting overseas offerings and listings, as well as their securities companies and securities service providers (including accounting firms), to establish a sound confidentiality and archiving system. Pursuant to the Confidentiality and Archives Administration Provisions, if a PRC domestic company is, in the course of its overseas offering and listing, required to publicly disclose or provide to any securities company, securities service provider, or regulator of a foreign jurisdiction, any material that contains state secrets or work secrets of state agencies, or any material that, if divulged, would jeopardize national security or the public interest, such domestic company must complete the applicable approval and filing procedures and any other procedures prescribed by law. The Confidentiality and Archives Administration Provisions also mandate that all working paper and other files produced in China by securities companies and securities service providers in the course of the overseas offerings and listings must be stored in China and must not be transmitted outside China without the approval of the competent PRC authorities. The Confidentiality and Archives Administration Provisions also alters procedures for the inspections of PRC domestic companies listing overseas and their securities companies and securities service providers by foreign regulators. Specifically, in relation to inspections conducted on-site in China, it removes the requirements that such inspection must be carried out primarily by PRC regulators or must rely on the results of inspection of PRC regulators. Pursuant to the Confidentiality and Archives Administration Provisions, foreign regulators should carry out activities relating to investigation, evidence collection and inspection, through cross-border cooperation mechanisms. Further, PRC domestic companies, securities companies and securities service providers should obtain approvals from the CSRC or other relevant PRC authorities before cooperating with foreign regulators in their investigations or inspections or providing any material to them.

Regulations Relating to Pricing

In China, the prices of a numbers of products and services are set by the government. According to the Pricing Law promulgated on December 29, 1997, which became effective on May 1, 1998, operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the service items, pricing structures and other related standards clearly. Operators may not charge any fees that are not explicitly indicated. Operators must not commit unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, requiring compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification or having their business licenses revoked if the violations are severe.

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law of the PRC, as last amended by the SCNPC on June 24, 2022, or the Anti-Monopoly Law, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines.

In addition, as required by the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of illegal gains and fines.

The latest amended Anti-Monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The latest amended Anti-Monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the latest amended Anti-Monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conduct in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among other things and based on big data and algorithms, whether differentiated transaction prices or other transaction conditions are implemented for consumers with different payment abilities, consumption preferences, and usage habits may be used to analyze whether there is a differentiated treatment, which is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. We do not believe that we have engaged in any behaviors in violation of the anti-monopoly laws, such as entering into monopolistic agreements or requiring other business operators to “choose one” among us and our competitors. However, as these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice in the future depending on facts and circumstances.

On March 24, 2022, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements, the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Interim Provisions on Review of Concentration of Business Operators, all to which became effective on May 1, 2022. The provisions further elaborate on the factors to be taken into consideration when assessing monopoly agreements, abusive acts and concentration of business operators. On January 22, 2024, the State Council of the PRC released the revised Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which raise the revenue threshold for merger filings, and provide that the anti-monopoly authority may order the business operators to file for clearance even if the revenue threshold is not met.

Regulations Relating to Foreign Exchange

Regulations Relating to Foreign Currency Exchange

Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, effective on April 1, 1996 and last amended on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans, or investments in securities outside the PRC unless the approval of the SAFE or its local counterparts is obtained in advance. According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition) issued by the SAFE, which came into effect on May 6, 2024, as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to the mainland China in a timely manner, either in RMB or in foreign currency.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took into effect on June 1, 2015 (and last amended on March 23, 2023), and replaced the Circular on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or the SAFE Circular 142. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, on June 9, 2016, which, among other things, amended certain provisions of the SAFE Circular 19. SAFE Circular 19 and SAFE Circular 16 removed certain restrictions previously provided under SAFE Circular 142 on the conversion by a foreign-invested enterprise of its capital denominated in foreign currency into Renminbi and the use of such Renminbi and allowed foreign invested enterprises to settle their foreign currency-denominated capital at their discretion based on actual needs of their business operations. According to the SAFE Circular 19 and the SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the SAFE Circular 19 or the SAFE Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or the SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or the SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of cross-border investment. Under the SAFE Circular 37, (1) before the PRC residents or entities conduct investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (2) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).

The SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or the SAFE Circular 13, on February 13, 2015, which came into effect on June 1, 2015, and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The SAFE and its branches shall perform indirect regulation over the foreign exchange registration via qualified banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of foreign exchange regulations.

Regulations Relating to Intellectual Property

Trademarks

Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982, and last amended on November 1, 2019 as well as the Implementation Regulation of the PRC Trademark Law

promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of National Intellectual Property Administration, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. A trademark registrant may license its registered trademark to another party by entering into a trademark license agreement. Trademark license agreements must be filed with the Trademark Office to be recorded, while the non-filing of the licensing of a trademark shall not be contested against a good faith third party. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities.

The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet promulgated by the MII on November 5, 2004, and effective on December 20, 2004, which was superseded by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017, and effective on November 1, 2017, and the Implementing Rules on Registration of Domain Names promulgated by China Internet Network Information Center and effective on May 29, 2012. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name services follow a “first-come, first-file” principle. Applicants for registration of domain names shall provide their true, accurate, and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Patents

According to the Patent Law of the PRC (Revised in 2020) promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020, and came into effect on June 1, 2021, and its Implementation Rules (Revised in 2023) promulgated by the State Council on December 11, 2023, and will be effective on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its Implementation Rules provide for three types of patents, “invention,” “utility model,” and “design.” Invention patents are valid for 20 years, while design patents are valid for fifteen years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness, and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

The Copyright Law of the PRC (Revised in 2020), or the Copyright Law, which was further amended in November 2020 and took effect in June 2021, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, right of reproduction, and other personal and property rights.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration of China administers software copyright registration and China Copyright Protection Center, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Regulations Relating to Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and became effective on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC, or the EITIR, which was promulgated by the State Council on December 6, 2007, became effective on January 1, 2008 and was amended on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25%. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10% and enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

In addition, pursuant to the EIT Law, Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. According to the Announcement of the State Taxation Administration on Issuing the Revised Measures for Handling Enterprise Income Tax Preferences (revised in 2018), which was promulgated by the State Administration of Taxation, or the SAT, and came into effect on April 25, 2018, enterprises enjoying enterprise income tax preferences shall adopt the handling methods of “making independent judgment, declaring for enjoyment and retaining the relevant materials for future reference.” An enterprise shall, according to its operating condition and related tax provisions, independently determine whether it satisfies the conditions required for enterprise income tax preferences. Those who meet the conditions may independently calculate the tax deductions or exemptions according to the time listed in the Catalog for the Administration of Enterprise Income Tax Preferences (Revision 2017), and enjoy tax incentives by filing enterprise income tax returns. Meanwhile, they shall, in accordance with the relevant provisions, collect and retain the relevant materials for future reference.

Dividends Withholding Tax

According to the EIT Law, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, promulgated on

August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.

However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company improperly benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, in October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or the SAT Circular 35, which became effective on January 1, 2020. The SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained for post-filing inspection by the tax authorities.

Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by SAT on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management, and other activities, the applicant is unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Individual Income Tax

According to the PRC Individual Income Tax Law (Revised in 2018), which was promulgated by the SCNPC on August 31, 2018 and became effective on January 1, 2019 and the Implementing Regulations of the Individual Income Tax Law of the PRC (Revised in 2018), which was promulgated by the State Council on December 18, 2018, and became effective on January 1, 2019, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC individual income tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of shares are generally subject to 20% PRC individual income tax.

Value-added Tax and Business Tax

According to Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended on November 10, 2008, February 6, 2016, November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by the Ministry of Finance, or the MOF, on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovable and importation of goods in the PRC shall be taxpayers of Value-added Tax, or the VAT, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair, and replacement services, the sale of services, intangible assets, or immovable properties, and the importation of goods within the territory of the PRC must pay value-added tax.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nationwide application in 2013. In accordance with the Notice on Fully Launch of the Pilot Scheme for the Conversion of Business Tax to Value-Added Tax that was issued by the MOF and the SAT on March 23, 2016 and came into effect on May 1, 2016, the state started to fully implement the pilot change from business tax to value-added tax on May 1, 2016. All taxpayers of business tax in the construction industry, real estate industry, financial industry, and living service industry have been included in the scope of the pilot and should pay value-added tax instead of business tax. On November 19, 2017, the Business Tax Provisional Regulation was abolished. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, which provides certain VAT reduction arrangements.

Enterprise Income Tax Relating to Indirect Transfer of Non-Resident Enterprises

On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of Enterprise Income Tax Concerning Proceeds from Equity Transfers by Non-Resident Enterprises, or the SAT Circular 698. By promulgating and implementing the SAT Circular 698, the PRC tax authorities have enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The SAT further issued the Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, on February 3, 2015, to supersede existing provisions in relation to the indirect transfer as set forth in the SAT Circular 698. The SAT Circular 7 introduces a new tax regime that is significantly different from that under the SAT Circular 698. The SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the SAT Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Circular 7 also provides clearer criteria than the SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets by the PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-resident Enterprises from Source, or the SAT Circular 37, which came into force and replaced the SAT Circular 698 and certain other regulations on December 1, 2017 and partly amended on June 15, 2018. The SAT Circular 37 does, among other things, simplify procedures of withholding and payment of income tax levied on non-resident enterprises.

Regulations Relating to Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas private special purpose company may register with SAFE or its local branches before exercising rights.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. On

October 12, 2021, the SAT has issued the Notice of the State Administration of Taxation on Several Measures for Deepening the Reform of “Streamlining Administration, Instituting Decentralization, Improving Regulation and Optimizing Services” in the Taxation Field to Cultivate and Stimulate the Vitality of Market Players, or the SAT Notice 69. The SAT Notice 69 requires domestic enterprises to report their share incentive plans to the tax authorities in charge, which gives the equities of an overseas enterprise to their employees. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law

Pursuant to the Labor Law of the PRC promulgated by the SCNPC on July 5, 1994, becoming effective on January 1, 1995 and amended on August 27, 2009 and on December 29, 2018, the Labor Contract Law of the PRC promulgated by the SCNPC on June 29, 2007, becoming effective on January 1, 2008 and amended on December 28, 2012 and effective from July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law promulgated by the State Council and effective on September 18, 2008, labor relationships between employers and employees must be executed in written form. Where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date when the employee begins to work. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employees are also required to work in safe and sanitary conditions.

On July 16, 2021, the Ministry of Human Resources and Social Security, the NDRC, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guiding Opinions on Safeguarding the Rights and Interests of Labors in New Forms of Employment, which require, among others, platform enterprises adopting labor outsourcing and other cooperative labor methods to undertake corresponding responsibilities in accordance with laws and regulations when labors’ rights and interests are damaged, call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, focusing on platform enterprises in industries such as mobility, takeout, instant delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances.

Social Insurance and Housing Fund

Enterprises in China are required by the PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund.

According to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and effective on July 1, 2011 and amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums came into effect on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, work injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while work injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the historical shortfall in social insurance contributions in arrears.

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council, effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the PRC must register with the competent managing center for housing funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in a full timely manner. Employers that violate these regulations and fail to process housing fund payments or deposit registrations with the housing fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, work injury insurance, and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Taxation Administration on Conducing the Relevant Work Concerning the Administration of Collection of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018, and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018, repeats that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

Regulations Relating to Jurisdiction

Pursuant to the Arrangement between the Courts of the Mainland and Courts of the Hong Kong Special Administrative Region on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters Where the Parties Involved Have a Choice of Court Agreement, or the Arrangement, promulgated by the Supreme People’s Court, effective on August 1, 2008, a final judgment on civil or commercial matters entered by Hong Kong courts can be recognized and enforced in the mainland by application to a competent court of the mainland if the judgment awards monetary payment and the parties thereto have agreed in writing to submit the matter exclusively to Hong Kong courts for resolution, subject to other conditions and procedures provided under the Arrangement. Similarly, a final judgment entered by courts of the mainland on civil or commercial matters is enforceable in Hong Kong if the judgment awards monetary payment and the parties thereto have agreed in writing to submit the matter exclusively to courts of the mainland for resolution, subject to other conditions and procedures provided under the Arrangement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Peng Xue	41	Founder, Chairman of the Board of Directors, and Chief Executive Officer
Hongjian Yu	43	Co-Founder, Director, and Executive President
Haibo Ru	45	Director
Le Tang	43	Chief Financial Officer
Zhihui Yang	50	Independent Director
Weili Hong	54	Independent Director
Jing Liu	53	Independent Director

Mr. Peng Xue is our founder and chairman of the board of directors, and has served as our chief executive officer since our inception and a director since May 2014. Mr. Xue is a serial entrepreneur with extensive experience in the technology and logistics industry in China. Prior to founding our company, Mr. Xue founded Beijing Caichuang Information Technology Co., Ltd. in 2008 which developed YiYouDi, an integrated logistics platform in China. Mr. Xue received a bachelor’s degree in information and computer science from North China University of Science and Technology, a master’s degree in business information system from Royal Holloway, University of London, an EMBA in finance from Tsinghua University and a DBA from Cheung Kong Graduate School of Business.

Mr. Hongjian Yu is our co-founder, director, and executive president. He served as our chief technology officer from 2014 to April 2021. Before co-founding the company, Mr. Yu served as chief technology officer from 2009 to 2014 at Beijing Caichuang Information Technology Co., Ltd. From 2006 to 2009, Mr. Yu served as senior engineer at Pactera Technology International Ltd., a digital services expert in the tourism and transportation industries in China. From 2004 to 2006, Mr. Yu served as senior engineer at Systems Technologies, Inc., a provider of solutions for managing distribution and control of visiting field in the United States. Mr. Yu received a bachelor’s degree in computer science and technology from North China University of Science and Technology and an MBA from Beijing Jiaotong University.

Mr. Haibo Ru has served as a director since August 2014. Mr. Ru has served as chief executive officer since 2014 at Beijing Wanwuminglang Technology Co., Ltd., an online video creating and sharing community based on the Weixin ecosystem in China. Prior to that, Mr. Ru has served as investment partner and vice president at Matrix Partners China since 2008. Prior to that, Mr. Ru worked as a project manager at China Mobile Communications Corporation from 2005 to 2008, and its subsidiary China Mobile Communications Group Beijing Co., Ltd. from 2003 to 2005, respectively. Mr. Ru received a bachelor’s degree in wireless communications engineering from Beijing University of Posts and Telecommunications and a master’s degree in signal and information processing in Tsinghua University.

Mr. Le Tang has served as our financial director since July 2019 and our chief financial officer since February 2021. Prior to joining us, Mr. Tang worked as senior finance director at Renren Inc. (NYSE: RENN) since June 2018. From 2013 to 2018, Mr. Tang held various leadership positions at LightInTheBox Holding Co., Ltd. (NYSE: LITB), including reporting director, finance director, senior finance director, and vice president of finance. From 2011 to 2013, Mr. Tang served as the reporting manager at Renren Inc. (NYSE: RENN). Prior to that, Mr. Tang worked for Deloitte for more than six years. Mr. Tang received a bachelor’s degree in accounting from University of International Business and Economics. He is a member of American Institute of Certified Public Accountants.

Mr. Zhihui Yang has served as our independent director since October 2024. Mr. Yang serves as the executive president of New Oriental Education and Technology Group Inc. (“New Oriental,” NYSE: EDU; HKEX: 9901) since January 2021 and its chief financial officer since April 2015. Mr. Yang held multiple positions since he joined New Oriental in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining New Oriental, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006, and worked for PricewaterhouseCoopers as a senior auditor from August 1997 to May 2022. Since April 2023, Mr. Yang has served as an independent director and the chairman of audit committee at DiDi Global Inc. Mr. Yang received a bachelor’s degree in economics from Guanghua School of Management of Peking University.

Dr. Weili Hong has served as our independent director since October 2024. Dr. Hong has over 30 years of experience in finance and investment in both China’s and overseas financial institutions and capital markets. Dr. Hong served as the president and chief research officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of Gopher Asset Management, a leading FOFs management company in China from 2014 to 2016, primarily responsible for PE/VC FOFs and direct investments. Dr. Hong also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1996 to 2003, he served as the managing director of the securities business of China Venture-Tech Investment Group. Dr. Hong has served as an independent director at Chindata Group Holdings Ltd. (Nasdaq: CD) since June 2020 and an independent director at Dingdong (Cayman) Limited (NYSE: DDL) since June 2021. Dr. Hong has also served as an independent non-executive director at ClouDr Group Limited (HKSE: 9955) since July 2022 and an independent non-executive director at Edianyun Limited (HKSE: 2416) since May 2023. Dr. Hong currently serves as an adjunct professor at the School of Economics and the Fanhai International School of Finance, Fudan University, and a program advisor at Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University. Dr. Hong received a bachelor’s degree in economics in 1992 and a doctor’s degree in economics in 1999 from Fudan University.

Dr. Jing Liu has served as our independent director since October 2024. Dr. Liu is an internationally recognized expert in the field of equity investment and securities analysis. Dr. Liu is currently a professor of accounting and finance, chairman of the faculty executive committee, and director of the investment research center of the Cheung Kong Graduate School of Business, or CKGSB. Prior to joining CKGSB in 2008, Dr. Liu served as an assistant professor at the Anderson School of Management of the University of California, Los Angeles from July 1999 to July 2006 and served as a tenured associate professor from July 2006 to July 2008. Prior to that, Dr. Liu obtained a bachelor of arts degree from University of Mississippi in 1992, a master of science degree from University of Cincinnati in 1994, and a Ph.D. in business administration from Columbia Business School in 1999.

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, denture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu. Mr. Zhihui Yang is the chairperson of our audit committee. We have determined that Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhihui Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Weili Hong, Mr. Zhihui Yang, and Dr. Jing Liu. Dr. Weili Hong is the chairperson of our compensation committee. We have determined that Dr. Weili Hong, Mr. Zhihui Yang, and Dr. Jing Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Jing Liu, Mr. Zhihui Yang, and Dr. Weili Hong. Dr. Jing Liu is the chairperson of our nominating and corporate governance committee. We have determined that Dr. Jing Liu, Mr. Zhihui Yang, and Dr. Weili Hong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will automatically cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of three years commencing on July 1, 2021 and ending on June 30, 2024, which have been automatically extended to June 30, 2027. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets that they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB6.6 million (US$0.9 million) in cash to our executive officers and RMB0.2 million (US$0.03 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, other statutory benefits, and a housing provident fund.

Share Incentive Plan

In 2015, we adopted a share incentive plan, or the 2015 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2015 Plan was 8,000,000 ordinary shares.

The following paragraphs summarize the principal terms of the 2015 Plan.

Type of Awards. The 2015 Plan permits the awards of options, restricted shares, restricted share units and others approved by the administrator.

Plan Administration. The board or a committee approved and appointed by our board of directors will administer the 2015 Plan. The committee or the full board of directors, as applicable, will determine, among others, the participants to receive awards, the number of shares to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2015 Plan are evidenced by an options award agreement, restricted shares award agreement or restricted share units award agreement, as applicable, that sets forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event that the awardee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, consultants, and directors.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is eight years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2015 Plan, applicable law or the relevant award agreement.

Termination and Amendment. Unless terminated earlier, the 2015 Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the 2015 Plan. Otherwise no termination, amendment, or modification of the 2015 Plan shall adversely affect in any material way any award previously granted pursuant to the 2015 Plan without the prior written consent of the participant.

The following table summarizes, as of the date of this prospectus, the number of options and restricted share units we have granted to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying the Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hongjian Yu	*	—	2021/6/14	—
Le Tang	*	—	2021/6/14	—
	*	1.74	2019/7/16	2027/7/16
Zhihui Yang	*	—	2021/6/14	—
Weili Hong	*	—	2021/6/14	—
Jing Liu	*	—	2021/6/14	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, our employees and directors held options to purchase 2,395,881 Class A ordinary shares, with a weighted average exercise price of US$0.79 per share, and 5,299,000 restricted share units.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 201,059,729 ordinary shares outstanding (on an as-converted basis) as of the date of this prospectus, and 167,481,951 Class A ordinary shares and 45,577,778 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering			Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of total ordinary shares on an as- converted basis†	% of aggregate voting power††
Directors and Executive Officers*:
Peng Xue(1)	45,577,778	22.7	74.6	—	45,577,778	45,577,778	21.4	73.1
Hongjian Yu(2)	3,152,991	1.6	0.5	3,152,991	—	3,152,991	1.5	0.5
Haibo Ru(3)	9,558,352	4.8	1.6	9,558,352	—	9,558,352	4.5	1.5
Le Tang	—	—	—	—	—	—	—	—
Zhihui Yang	—	—	—	—	—	—	—	—
Weili Hong	—	—	—	—	—	—	—	—
Jing Liu	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	58,289,121	29.0	76.6	12,711,343	45,577,778	58,289,121	27.4	75.2
Principal Shareholders:
Snoweagle-s Limited(1)	41,596,484	20.7	68.1	—	41,596,484	—	19.5	66.7
SIG China Investments Master Fund IV, LLLP(4)	19,487,649	9.7	3.2	19,487,649	—	41,596,484	9.1	3.1
CDH Venture Capital III Limited(5)	17,969,231	8.9	2.9	17,969,231	—	19,487,649	8.4	2.9
Entities affiliated with Shunwei Capital(6)	15,703,541	7.8	2.6	15,703,541	—	17,969,231	7.4	2.5

Notes:
*

Except for Mr. Zhihui Yang, Dr. Weili Hong, and Dr. Jing Liu, the business address of our directors and executive officers is Building 6, Zhongguancun Dongsheng International Science Park, No.1 Yongtaizhuang North Road, Haidian District, Beijing, People’s Republic of

China. The business address of Mr. Zhihui Yang is 9/F, No.6 Haidian Zhongjie, Haidian District, Beijing, People’s Republic of China. The business address of Dr. Weili Hong is Room 201, No.33, Lane 885, Qinzhou North Rd, Shanghai, People’s Republic of China. The business address of Dr. Jing Liu is 10/F, Tower E1, Oriental Plaza, 1 East Chang An Avenue, Beijing, People’s Republic of China.

†

For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 201,059,729. The total number of ordinary shares outstanding after the completion of this offering will be 213,059,729, including 12,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

††

For each person or group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 41,596,484 Class B ordinary shares held by Snoweagle-s Limited and 3,981,294 Class B ordinary shares held by Diamondbird-s Limited. Snoweagle-s Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Peng Xue and his family and the remaining 1% of its interest held by KunPeng Limited, a British Virgin Islands company wholly owned by Mr. Xue. Diamondbird-s Limited is a company incorporated in the British Virgin Islands and wholly owned by Snoweagle-s Limited. The registered address of each of Snoweagle-s Limited and Diamondbird-s Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)

Represents 3,152,991 Class A ordinary shares held by Y&X Changan Limited, a British Virgin Islands company with 99% of its interest held by a trust established for the benefit of Mr. Hongjian Yu and his family and the remaining 1% of its interest held by Y&X Lebo Limited, a British Virgin Islands company wholly owned by Mr. Yu. The registered address of each of Y&X Changan Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(3)

Represents 5,577,058 Class A ordinary shares held by Halfmoon Pavilion BeingEx Limited and 3,981,294 Class A ordinary shares held by Black Opal BeingEx Limited. Halfmoon Pavilion BeingEx Limited is a company incorporated in the British Virgin Islands, with 99% of its interest held by a trust established for the benefit of Mr. Haibo Ru and his family and the remaining 1% of its interest held by Halfmoon Pavilion Shansong Limited, a British Virgin Islands company wholly owned by Mr. Ru. Black Opal BeingEx Limited is a company incorporated in the British Virgin Islands with its whole interest held by a trust established for the benefit of Mr. Ru and his family. The registered address of each of Halfmoon Pavilion BeingEx Limited and Black Opal BeingEx Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(4)

Represents 39,601 Class A ordinary shares, 676,923 Series A preferred shares, 129,630 Series B preferred shares, 14,735,043 Series C preferred shares, 1,438,462 Series D-1 preferred shares and 2,467,990 Series D-2 preferred shares held by SIG China Investments Master Fund IV, LLLP, a limited liability limited partnership registered under U.S. laws, whose investment manager is SIG Asia Investment, LLLP, a Delaware limited liability limited partnership. The investment manager for SIG Asia Investment, LLLP is Heights Capital Management, Inc., a Delaware corporation. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital management, Inc., may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund IV, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to these shares. The register address of SIG China Investments Master Fund IV, LLLP is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE, USA 19808. All the preferred shares held by SIG China Investments Master Fund IV, LLLP will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents 17,969,231 Series A preferred shares held by CDH Venture Capital III Limited, a British Virgin Islands company. William Shang-Wi Hsu holds the controlling voting power of CDH Venture GP III Company Limited, a shareholder of CDH Venture Capital III Limited, and may also be deemed to control CDH Venture Capital III Limited. The registered address of CDH Venture Capital III Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the preferred shares held by CDH Venture Capital III Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents (i) 6,861,111 Series C-1 preferred shares and 1,438,462 Series D-1 preferred shares held by Shunwei Growth III Limited, a British Virgin Islands company, (ii) 3,701,984 Series D-2 preferred shares held by Astrend Opportunity III Alpha Limited, a British Virgin Islands company, and (iii) 3,701,984 Series D-2 preferred shares held by Golden Sound Limited, a British Virgin Islands company (together, “Shunwei Capital Entities”). Shunwei Growth III Limited is wholly owned by Shunwei China Internet Opportunity Fund II, L.P., which is ultimately controlled by Shunwei Capital Partners III GP Limited. Astrend Opportunity III Alpha Limited is wholly owned by Shunwei China Internet Opportunity Fund III, L.P., which is ultimately controlled by Shunwei Capital Partners IV GP Limited. The ultimate controlling person of Shunwei Capital Partners III GP Limited and Shunwei Capital Partners IV GP Limited is Mr. Koh Tuck Lye, a Singapore citizen. Golden Sound Limited is also controlled by Mr. Koh Tuck Lye. The registered address of the Shunwei Capital Entities is Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, British Virgin Islands. All the preferred shares held by the Shunwei Capital Entities will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, 39,601 Class A ordinary shares, 676,923 Series A preferred shares, 129,630 Series B preferred shares, 14,735,043 Series C preferred shares, 1,438,462 Series D-1 preferred shares, and 2,467,900 Series D-2 preferred shares are held by SIG China Investments Master Fund IV, LLLP, a record holder in the United States. A total of 676,923 Class A ordinary shares, 1,600,926 Series C-1 preferred shares, 1,294,615 Series D-1 preferred shares, and 3,640,285 Series D-2 preferred shares are held by four other record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with The VIE and its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$200,000 divided into 2,000,000,000 shares of a par value of US$0.0001 each, comprising of 1,778,920,552 Class A ordinary shares of a par value of US$0.0001 each, 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, 20,000,000 Series A Preferred Shares of a par value of US$0.0001 each, 11,111,111 Series B Preferred Shares of a par value of US$0.0001 each, 26,111,112 Series C Preferred Shares of a par value of US$0.0001 each, 16,164,778 Series C-1 Preferred Shares of a par value of US$0.0001 each, 4,843,800 Series C-2 Preferred Shares of a par value of US$0.0001 each, 14,528,465 Series D-1 Preferred Shares of a par value of US$0.0001 each and 28,320,182 Series D-2 Preferred Shares of a par value of US$0.0001 each. As of the date of this prospectus, 79,980,281 ordinary shares and 121,079,448 preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$200,000 divided into 2,000,000,000 shares, comprising of (i) 1,800,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001, and (iii) 100,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into, and/or re-designated and re-classified, as Class A ordinary shares on a one-for-one basis. Following such conversion and/or re-designation, we will have 155,481,951 Class A ordinary shares issued and outstanding and 45,577,778 Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted the tenth amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the holder thereof, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders that exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. On all matters subject to a vote at general meetings of our company, (1) on a show of hands, each shareholder shall be entitled to one vote, whereas (2) on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, approve to sub-divide or consolidate our share capital by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares that carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever our share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may only be materially adversely varied with the consent in writing of all of the holders of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other right shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our post-offering memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or action by, our shareholders to the extent of authorized but unissued share capital (other than the authorized but unissued ordinary shares). Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, special resolutions and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose, or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision of our post-offering memorandum and articles of association. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of our post-offering memorandum and articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of our members, together with a statement of the shares held by each member (which statement shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid on the shares of each member; (iii) confirm the number and class of shares held by each member; and (iv) confirm whether each relevant class of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional);

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the closing of this offering, the register of members will be immediately updated to reflect the issue of shares by us as to the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their names.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act of Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of Cayman Islands and the current Companies Act of England. In addition, the Companies Act of Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held, and such resolution in writing shall be as valid and effective as if the same had been passed at a general meeting of our company duly convened and held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also automatically cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our historical securities issuances in the past three years.

Grant of Options and Restricted Share Units

During the past three years, we have granted options and restricted share units to certain of our employees and directors. As of the date of this prospectus, the aggregate number of outstanding options and restricted share units is 7,694,881. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our tenth amended and restated shareholders’ agreement with our shareholders on May 31, 2023. The tenth amended and restated shareholders’ agreement provides for certain shareholders’ rights, including information and inspection rights, preemptive rights, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, other than certain registration rights, and the corporate governance provisions will automatically terminate upon the completion of this offering. For the complete text of the tenth amended and restated shareholders’ agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC, of which this prospectus is a part.

Registration Rights

We have granted certain registration rights to our shareholders who hold our preferred shares as of the date of this prospectus. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. If, at any time following the earlier of (i) the fourth anniversary after March 22, 2021, or (ii) following the taking effect of a registration statement for a Qualified IPO as defined in our ninth amended and restated memorandum and articles of association, holders of registrable securities holding at least 30% voting power of the then outstanding registrable securities may request us to effect a registration of the registrable securities under the Securities Act of such requesting shareholder’s registrable securities where the anticipated gross proceeds (before the deduction of any discounts or commissions) would be at least US$5,000,000. Within ten (10) business days of the receipt of such a request, we shall give notice of such requested registration to all other shareholders and thereupon shall use our reasonable best efforts to effect, as expeditiously as possible, the registration under the Securities Act of all registrable securities for which the requesting shareholder has requested registration and all other registrable securities that other shareholders request us to register. We are obligated to effect no more than a total of three demand registrations. In no event shall we be required to effect more than one demand registration hereunder within any six month period. We shall pay all registration expenses in connection with each demand registration.

Registration on Form F-3. Each shareholder may request us in writing to file an unlimited number of registration statements on Form F-3. We shall (i) promptly give written notice of the proposed registration to all other shareholders of registrable securities and (ii) as soon as practicable, and in any event within twenty (20) days after written notice is proved, cause the registrable securities specified in the request to be registered and qualified for sale and distribution in such jurisdictions as such designated holder may reasonably request.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we shall at each such time give prompt notice at least thirty (30) business days prior to the anticipated filing date of the registration statement relating to such registration to each holder of registrable securities. We must offer shareholders an opportunity to include in such registration statement the number of registrable securities of the same class or series as those proposed to be registered as each such shareholder may request. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Registration Rights. The registration rights will terminate with respect to any holder of registrable securities upon the earliest of: (i) a Liquidation Event as defined in the shareholders agreement, (ii) when all the registrable securities held by a holder could be sold without restriction under Rule 144(k) within a ninety (90) day period, and (iii) five years following the consummation of a Qualified IPO.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent three Class A ordinary shares (or a right to receive three Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities.

The depositary’s office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will I receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary may try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 40 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date with respect to a question to be voted upon, and (iii) we confirm to the depositary that:

•	we wish a proxy to be given to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to the matter; and

•	the matter is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$ (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ (or less) per ADSs	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$ (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty, or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes, and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction and Arbitration

The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the ADSs or the deposit agreement. In addition, the deposit agreement provides that any controversy, claim or cause of action brought by any party to the deposit agreement against us arising out of or relating to, among other things, the ADSs or the deposit agreement, if elected by the claimant, shall be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The arbitration provisions apply to actions arising under the Securities Act and the Exchange Act. However, the arbitration provisions of the deposit agreement do not preclude you from pursuing any claims, including claims under the Securities Act or the Exchange Act, in the United States District Court for the Southern District of New York (or New York state courts in New York County, New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction). Accepting or consenting to the arbitration provisions does not constitute a waiver by investors of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 4,000,000 ADSs outstanding, representing 12,000,000 Class A ordinary shares or 5.6 % of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the Nasdaq Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors (other than our independent director appointees who do not own any of our shares as of the date of this prospectus), executive officers and existing shareholders have agreed, for a period of 180 days after the date of this prospectus and subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or securities so owned convertible into or exercisable or exchangeable for, or that represent the right to receive, Ordinary Shares or ADSs or any substantially similar securities, without the prior written consent of the representatives of the underwriters.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal 1,674,820 Class A ordinary shares immediately after this offering; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, on the Nasdaq Stock Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts, and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that BingEx Limited is not a PRC resident enterprise for PRC tax purposes. BingEx Limited is a company incorporated outside of the PRC. BingEx Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that BingEx Limited meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that BingEx Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of BingEx Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that BingEx Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, BingEx Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, which we refer to as the asset test. For the purpose of the asset test, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon the current and anticipated value of our assets and the composition of our income and assets, including goodwill (taking into account the expected proceeds from, and our anticipated market cap following, this offering) and other unbooked intangibles, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated retained earnings, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of

ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the Nasdaq Stock Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead, subject to applicable limitations, claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries or the VIE are also PFICs, each of which we refer to as a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries and the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock; provided that such stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Stock Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain terms and conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs indicated in the following table. Deutsche Bank Securities Inc., China International Capital Corporation Hong Kong Securities Limited and CLSA Limited are acting as the representatives of the underwriters. The address of Deutsche Bank Securities Inc. is 1 Columbus Circle, New York, New York 10019. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of CLSA Limited is 18/F, One Pacific Place, 88 Queensway, Hong Kong.

Underwriter	Number of ADSs
Deutsche Bank Securities Inc.	3,216,000
China International Capital Corporation Hong Kong Securities Limited	740,000
CLSA Limited	44,000

Total	4,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. CLSA Limited is not a broker-dealer registered with the SEC and it may not make sales in the United States. CLSA Limited has agreed that it does not intend to, and will not, offer or sell any of the ADSs in the United States in connection with this offering

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional ADSs from us at the initial public offering price listed on the front cover page of this prospectus; less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$0.693 per ADS from the initial public offering price. After the initial public offering, if all of the ADSs are not sold at the public offering price, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table summarizes the compensation and estimated expenses we will pay.

Total
	Per ADS	Without Option to Purchase Additional ADS	With Option to Purchase Additional ADSs
Public offering price	US$16.50	US$66,000,000	US$75,900,000
Underwriting discounts and commissions paid by us	US$1.155	US$4,620,000	US$5,313,000
Proceeds, before expenses, to us	US$15.345	US$61,380,000	US$70,587,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$5.5 million. We have agreed to reimburse the underwriters for certain fees and out-of-pocket expenses in connection with this offering in an amount not to exceed US$750,000.

Listing

Our ADSs have been approved for listing on Nasdaq under the trading symbol “FLX.”

Lock-Up Agreements

Subject to certain exceptions, we and each of our directors (other than our independent director appointees who do not own any of our shares as of the date of this prospectus), executive officers, and existing shareholders have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

In addition, we have requested the depositary not to accept any deposit of any ordinary shares or deliver any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise, which we have agreed not to do without the prior written consent of the representatives.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

Stabilization, Short Positions and Penalty Bids

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option. The underwriters may also sell ADSs in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the U.S. that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules, and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Member State unless the prospectus has been approved by the competent authority in such Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	offered to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

offered to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	offered in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’éargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or the CONSOB, pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended, or the Regulation No. 16190, pursuant to Article 34-ter, paragraph 1, letter. b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended, or the Regulation No. 11971; or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly, or sistematicamente, distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations, and ministerial guidelines of Japan.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to the offering contemplated by this prospectus to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any ADSs at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	11,549
FINRA Filing Fee		12,237
Stock Exchange Market Entry and Listing Fee		295,000
Printing and Engraving Expenses		198,000
Legal Fees and Expenses		2,595,656
Accounting Fees and Expenses		2,148,784
Miscellaneous		238,774

Total	US$	5,500,000

Note:

the Legal fees and expenses and miscellaneous expenses include our reimbursement to underwriters for certain fees and out-of-pocket expenses in connection with this offering in an amount not to exceed US$750,000.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC laws will be passed upon for us by Han Kun Law Offices and for the underwriters by Jingtian & Gongcheng Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC laws. Kirkland & Ellis International LLP may rely upon Jingtian & Gongcheng Law Firm with respect to matters governed by PRC laws.

EXPERTS

The consolidated financial statements of BingEx Limited as of December 31, 2022, and 2023, and for each of the years in the three-year period ended December 31, 2023, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2023 consolidated financial statements contains an explanatory paragraph that states that preferred shareholders have the rights to request our company to redeem all of the redeemable convertible preferred shares under certain condition out of the control of our company, that raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The office of KPMG Huazhen LLP is located at 8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

BingEx Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BingEx Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BingEx Limited and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2(i) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the preferred shareholders have the rights to request the Company to redeem all of the redeemable convertible preferred shares under certain condition out of the control of the Company, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Beijing, China

April 1, 2024

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except share data)

		December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(e)	622,144	699,391	96,239
Term deposit	2(f)	34,823	—	—
Short-term investments	3	149,375	150,699	20,737
Accounts receivable		12,775	12,115	1,667
Prepayments and other current assets	4	54,048	58,119	7,997

Total current assets		873,165	920,324	126,640

Non-current assets
Property and equipment, net	5	7,448	5,544	763
Operating lease right-of-use assets	6	41,494	59,852	8,236
Other non-current assets		562	14,950	2,057

Total non-current assets		49,504	80,346	11,056

Total assets		922,669	1,000,670	137,696

LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB326,995 and RMB76,972 as of December 31, 2022 and 2023, respectively)		356,136	339,832	46,762
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB39,049 and RMB51,945 as of December 31, 2022 and 2023, respectively)		39,049	51,945	7,148
Operating lease liabilities, current (including operating lease liabilities, current of VIE without recourse to the Company of RMB885 and RMB12,055 as of December 31, 2022 and 2023, respectively)	6	11,402	12,346	1,699
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB175,326 and RMB61,542 as of December 31, 2022 and 2023, respectively)	7	295,855	249,329	34,310

Total current liabilities		702,442	653,452	89,919

Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIE without recourse to the Company of RMB406 and RMB45,040 of December 31, 2022 and 2023, respectively)	6	28,406	45,360	6,242

Total non-current liabilities		28,406	45,360	6,242

Total liabilities		730,848	698,812	96,161

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except share data)

		December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2(d))
MEZZANINE EQUITY	8
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 20,000,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively; Redemption value of RMB55,717 and RMB56,662 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB41,788 and RMB42,496 as of December 31, 2022 and 2023, respectively		55,997	55,997	7,705
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 11,111,111 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively; Redemption value of, RMB156,704 and RMB159,361 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB104,469 and RMB106,241 as of December 31, 2022 and 2023, respectively)		145,564	145,564	20,030
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 26,111,112 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively; Redemption value of RMB480,441 and RMB515,219 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB327,336 and RMB332,887 as of December 31, 2022 and 2023, respectively)		480,441	515,219	70,896
Series C-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,164,778 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB356,664 and RMB382,737 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB246,129 and RMB250,303 as of December 31, 2022 and 2023, respectively)		356,664	382,737	52,666
Series C-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,843,800 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB119,808 and RMB128,639 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB83,575 and RMB84,992 as of December 31, 2022 and 2023, respectively)		119,808	128,639	17,701
Series D-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 14,528,465 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB475,361 and RMB512,036 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB351,712 and RMB357,676 as of December 31, 2022 and 2023, respectively)		475,361	512,036	70,458

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except share data)

		December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2(d))
MEZZANINE EQUITY (CONTINUED)
Series D-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 28,320,182 shares authorized, issued and outstanding as of December 31, 2022 and 2023; Redemption value of RMB912,870 and RMB993,368 as of December 31, 2022 and 2023, respectively; Liquidation value of RMB799,188 and RMB812,740 as of December 31, 2022 and 2023, respectively)		912,870	993,368	136,693

Total mezzanine equity		2,546,705	2,733,560	376,149

		December 31,
	Note	2022	2023
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ DEFICIT: (Note 9)
Class A Ordinary Shares (US$0.0001 par value; 278,920,552 shares and 1,778,920,552 shares authorized as of December 31, 2022 and 2023; 34,402,503 shares issued and 26,422,222 shares outstanding as of December 31, 2022 and 2023)	9	16	16	2
Class B Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized as of December 31, 2022 and 2023; 45,577,778 shares issued and outstanding as of December 31, 2022 and 2023)	9	28	28	4
Accumulated other comprehensive loss		(85,116)	(126,092)	(17,351)
Accumulated deficit		(2,269,812)	(2,305,654)	(317,269)

Total shareholders’ deficit		(2,354,884)	(2,431,702)	(334,614)

Total liabilities, mezzanine equity and shareholders’ deficit		922,669	1,000,670	137,696

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except share data)

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					(Note 2(d))
Revenues		3,039,802	4,002,712	4,528,826	623,187
Cost of revenues		(2,850,692)	(3,743,450)	(4,134,271)	(568,895)
Gross Profit		189,110	259,262	394,555	54,292
Operating expenses:
Selling and marketing expenses		(271,636)	(240,477)	(188,249)	(25,904)
General and administrative expenses		(113,216)	(102,645)	(104,810)	(14,422)
Research and development expenses		(104,766)	(118,619)	(90,847)	(12,501)

Total operating expenses		(489,618)	(461,741)	(383,906)	(52,827)

Income (loss) from operations		(300,508)	(202,479)	10,649	1,465

Interest income		5,333	9,565	20,881	2,873
Investment income		533	3,274	4,648	640
Other income		3,638	9,202	74,321	10,227

Income (loss) before income taxes		(291,004)	(180,438)	110,499	15,205
Income tax expense	12	—	—	—	—

Net income (loss)		(291,004)	(180,438)	110,499	15,205
Accretion of redeemable convertible preferred shares to redemption value	8	(130,983)	(139,576)	(146,341)	(20,137)

Net loss attributable to ordinary shareholders		(421,987)	(320,014)	(35,842)	(4,932)

Net loss per ordinary share (Note 9)
— Basic and diluted – Class A and B	13	(5.86)	(4.44)	(0.50)	(0.07)

Weighted average number of shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A		26,422,222	26,422,222	26,422,222	26,422,222
— Basic and diluted – Class B		45,577,778	45,577,778	45,577,778	45,577,778

Net income (loss)		(291,004)	(180,438)	110,499	15,205

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		27,265	(160,360)	(40,976)	(5,638)

Comprehensive income (loss)		(263,739)	(340,798)	69,523	9,567

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except share data)

	Class A Ordinary Shares (Note 9)		Class B Ordinary Shares (Note 9)		Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	Shares	RMB	RMB	RMB	RMB
Balances as of January 1, 2021	26,422,222	16	45,577,778	28	47,979	(1,527,811)	(1,479,788)
Net loss	—	—	—	—	—	(291,004)	(291,004)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	—	(130,983)	(130,983)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	27,265	—	27,265

Balance as of December 31, 2021	26,422,222	16	45,577,778	28	75,244	(1,949,798)	(1,874,510)
Net loss	—	—	—	—	—	(180,438)	(180,438)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	—	(139,576)	(139,576)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(160,360)	—	(160,360)

Balance as of December 31, 2022	26,422,222	16	45,577,778	28	(85,116)	(2,269,812)	(2,354,884)

Net income	—	—	—	—	—	110,499	110,499
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	—	(146,341)	(146,341)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	(40,976)	—	(40,976)
Balance as of December 31, 2023	26,422,222	16	45,577,778	28	(126,092)	(2,305,654)	(2,431,702)
Balance as of December 31, 2023- US$(Note 2(d))	26,422,222	2	45,577,778	4	(17,351)	(317,269)	(334,614)

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(d))
Operating activities:
Net income (loss)	(291,004)	(180,438)	110,499	15,205
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	4,281	5,461	4,888	673
Investment income	(533)	(3,274)	(4,648)	(640)
Loss (gain) on disposal of property and equipment	341	(80)	(75)	(10)
Reduction in the carrying amount of right-of-use assets	—	10,781	12,473	1,716
Foreign currency exchange (gain) loss	146	(17,674)	(26)	(4)
Changes in operating assets and liabilities:
Accounts receivable	(124)	(12,651)	660	91
Prepayments and other current assets	(5,249)	7,917	(5,557)	(765)
Other non-current assets	1,379	2,597	(4,388)	(604)
Accounts payable	77,174	85,070	(16,304)	(2,244)
Deferred revenue	(18,297)	(9,225)	12,896	1,775
Accrued expenses and other current liabilities	36,980	36,310	(51,778)	(7,124)
Operating lease	—	(11,611)	(12,933)	(1,780)

Net cash provided by (used in) operating activities	(194,906)	(86,817)	45,707	6,289

Investing activities:
Proceeds from maturities of investments	831,482	750,648	728,724	100,276
Purchase of investments	(933,721)	(791,441)	(735,000)	(101,139)
Proceeds from maturity of term deposit	—	911,772	36,152	4,975
Purchase of term deposit	(517,537)	(406,355)	(918)	(126)
Proceeds from disposal of property and equipment	126	181	176	24
Purchase of property and equipment	(5,232)	(3,425)	(3,085)	(425)

Net cash provided by (used in) investing activities	(624,882)	461,380	26,049	3,585

Financing activities:
Proceeds from issuance of Redeemable Convertible Preferred Shares	747,794	—	—	—
Payment for Redeemable Convertible Preferred Shares issuance costs	(4,418)	—	—	—
Payments for initial public offering (“IPO”) costs	—	—	(359)	(49)

Net cash provided by (used in) financing activities	743,376	—	(359)	(49)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(438)	29,054	5,850	805

Net increase (decrease) in cash and cash equivalents	(76,850)	403,617	77,247	10,630

Cash and cash equivalents at the beginning of the year	295,377	218,527	622,144	85,609

Cash and cash equivalents at the end of the year	218,527	622,144	699,391	96,239

Supplemental cash flow information:
Interest paid	—	—	—	—
Income taxes paid	—	—	—	—
Non-cash investing and financing activities:
Accrual of IPO cost	—	—	5,215	718

The accompanying notes are an integral part of these consolidated financial statements.

BINGEX LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Description of business

BingEx Limited (the Company) was incorporated under the laws of the Cayman Islands on May 29, 2014. The Company through its wholly-owned subsidiaries, variable interest entity (VIE) and VIE’s subsidiaries (collectively, the Group), primarily provides on-demand dedicated courier service to its customers through its mobile platform and website. The Group’s principal operations and geographic markets are in the People’s Republic of China (PRC).

Organization

The Company is a holding company that was incorporated in the Cayman Islands. The Company, its subsidiaries, the VIE, the subsidiary of the VIE, and the subsidiaries of the VIE’s subsidiary (collectively “the Group”) are engaged in providing on-demand dedicated courier services to business and individual customers through its mobile platform and website. The customers place orders for the Group’s services through the mobile platform and website operated by the VIE, and following order placement, the VIE provides delivery service directly or utilizes the Company’s subsidiaries and the VIE’s subsidiaries as delivery service provider.

Beijing Tongcheng Biying Technology Co., Ltd. (Beijing Tongcheng, or the VIE), a limited liability company, was established under the laws of the PRC on August 1, 2013 to hold value-added telecommunication business operation license and operates the Group’s mobile platform and website, in order to comply with the PRC laws and regulations which prohibit or restrict control of companies involved in the provision of internet content and other restricted businesses. The delivery service provided by the Company’s subsidiaries and the VIE’s subsidiaries, in addition to the value-added telecommunication business operation services provided by the VIE, were not subject to the prohibition or restriction. In May 2023, an internal group restructuring was conducted to reduce the activities conducted by the VIE, the subsidiary of the VIE, and the subsidiaries of the VIE’s subsidiary. As the activities involved by the VIE’s subsidiary were not subject to the restriction, Beijing Shansong Technology Co., Ltd. (Shansong Technology, or WFOE) acquired 100% equity interest of the VIE’s subsidiary, including the subsidiaries of the VIE’s subsidiary, at the consideration of RMB1.05 million, which was equal to the registered capital of the VIE’s subsidiary. Upon completion of this restructuring, the Company conducts its operations through its PRC subsidiaries and the VIE. The above internal group restructuring did not impact Company’s consolidated financial statements.

Beijing Tongcheng operates its mobile platform and websites in China. The recognized revenue-producing assets of Beijing Tongcheng primarily consisted of property and equipment and prepayments on operating leases. The unrecognized revenue-producing assets of Beijing Tongcheng primarily consisted of the value-added telecommunication business operation license, trademarks, patents, copyright, domain names and workforce. The equity interests of Beijing Tongcheng are legally held by Mr. Peng Xue, the Founder, Director and Chief Executive Officer of the Group, and Mr. Hongjian Yu, both of whom are the shareholders of the Group and act as nominee equity holders of the VIE on behalf of WFOE. A series of contractual agreements, including Powers of Attorney, Equity Pledge Agreement, Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Spousal Consent Letters (collectively, the VIE Agreements), were entered in 2014 and subsequently updated in May 2021 to reflect the latest ownership structure of the VIE, among the Company, Shansong Technology, Beijing Tongcheng and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIE have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the Company. The nominee equity holders of the VIE do not participate significantly in income and loss and do not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE is considered a variable interest entity.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

In accordance with Accounting Standards Codification (ASC) 810-10-25-38A, the Company has a controlling financial interest in the VIE because the Company has (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE that could potentially be significant to the VIE. Thus, the Company is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, the Company, through WFOE has (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIE and the right to all undistributed earnings of the VIE; (iii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIE through its exclusive option to acquire 100% of the equity interests in the VIE, to the extent permitted under PRC laws. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE are attributed to the Company.

The principal terms of the VIE Agreements are further described below.

1) Power of Attorney

Pursuant to the Powers of Attorney, each nominee equity holder of the VIE has irrevocably authorized the WFOE, or its designee(s) to act on its respective behalf as proxy attorney, to the extent permitted by law, to exercise all equity holder rights, including but not limited to: (i) convening and attending equity holder meetings of the VIE; (ii) exercising voting rights with respect to any matters discussed in equity holder meetings; (iii) signing and delivering any written resolutions and minutes; (iv) selling, transferring, pledging or disposing of equity interests in part or in whole ; (v) nominating, electing, designating, appointing or removing the legal representative, directors and other senior management of the VIE; (vi) approving amendments of articles, and (vii) exercising all other rights conferred by the VIE’s memorandum and articles and relevant laws and regulations. The Powers of Attorney remain irrevocably effective as long as such VIE equity holders remain as the VIE’s equity holders, unless otherwise instructed by the WFOE.

2) Equity Pledge Agreement

Pursuant to Equity Pledge Agreement, the nominee equity holders of the VIE pledged all of their equity interests in the VIE to WFOE as security for the nominee equity holders’ and the VIE’s performance of their obligations under the contractual arrangements, which include Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney. During the term of the Equity Pledge Agreement, WFOE has the right to receive all of the VIE’s dividends distributed on the pledged equity to the extent permitted under PRC laws. If any of the specified events of default occurs, WFOE as pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in the VIE. WFOE may transfer all or any of its rights and obligations under the Equity Pledge Agreement to its designee(s) at any time. The VIE and its nominee equity holders undertake that, without the prior written consent of WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Powers of Attorney.

The Company completed the registration of the equity pledge under the latest Equity Pledge Agreement in relation to the VIE with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

3) Exclusive Business Cooperation Agreement

WFOE and the VIE entered into an Exclusive Business Cooperation Agreement, whereby WFOE has the exclusive right to provide, among other things, technological development, technological support, consultation and related services to the VIE. In exchange, the VIE pays service fees at any time agreed by the parties to WFOE in an amount consisting of management fee and fee for services provided, which shall be reasonably determined by WFOE based on the factors as provided in the Exclusive Business Cooperation agreement. Without the prior written consent of WFOE, the VIE cannot assign its rights and obligations to any third party. WFOE has the exclusive and complete ownership of all intellectual property rights created as a result of the performance of this agreement. The Exclusive Business Cooperation Agreement will remain effective for thirty years upon its execution by the parties and be automatically extended for another thirty years upon expiration date, unless otherwise agreed by WFOE.

4) Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, each of the equity holders of the VIE has irrevocably granted the Company or its designee(s) an exclusive option to purchase, at any time and to the extent permitted under PRC laws, all or part of the equity interests in the VIE at an aggregate consideration of RMB10.00, or the lowest price permitted under applicable PRC laws if there is any statutory requirement about the consideration under PRC laws.

Without prior written consent of the Company, the VIE and the equity holders shall not, among other things, (i) sell, transfer, mortgage, pledge or otherwise dispose of their equity interests in the VIE, or create any encumbrance on their equity interests in the VIE, except for those encumbrances created by the VIE’s equity holders on the VIE under the Equity Pledge Agreement, the powers of attorney of the VIE’s equity holders, and the Exclusive Option Agreement; (ii) amend the VIE’s articles of association, or change the VIE’s registered capital or shareholding structure in any other manners; (iii) cause the VIE to enter into any material contract, except in the ordinary course of business; (iv) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary course of business but not incurred by way of borrowing; (v) merge or consolidate the VIE with any other entity or acquire or invest in any other entity; (vi) distribute any dividend, however, upon request by the Company, the VIE shall immediately distribute all distributable profits to its equity holders; (vii) sell, transfer, mortgage or otherwise dispose of any of the VIE’s material assets or legal or beneficial interest in the material business or revenues of the VIE, or allow any encumbrance of any security interest thereon; or (viii) liquidate or dissolve the VIE unless otherwise required by PRC Law. The Exclusive Option Agreement will be terminated when the entire equity interests in the VIE have been transferred to the Company or its designee(s) pursuant to the agreement.

5) Spousal Consent Letters

Pursuant to the Spousal Consent Letters, the spouses of the individual nominee equity holders of the VIE, unconditionally and irrevocably agreed that the equity interest in VIE held by the individual nominee equity holders of the VIE, which registered in the name of the individual nominee equity holders of the VIE will be disposed of pursuant to the Powers of Attorney, Equity Pledge Agreement and Exclusive Option Agreement, and that the individual nominee equity holders of the VIE may perform, amend or terminate such agreements without the signing spouse’s additional consent. Additionally, the signing spouse agreed not to assert any rights over the equity interest in the VIE held by the individual nominee equity holders of the VIE. In addition, in the event that the signing spouse obtains any equity interest in the VIE held by the individual nominee equity holders of the VIE for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

The Company relies on the VIE Agreements to operate and control the VIE. All of the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly,

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. As a result, changes in the interpretation and application of the PRC laws and regulations could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over the VIE, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the contractual arrangements among the Company, WFOE, the VIE and its equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and does not violate any explicit provisions of applicable PRC laws currently in effect. However, the interpretation and application of current or future PRC laws and regulations are subject to change. The relevant PRC regulatory authorities have authority in determining whether a particular contractual structure violates PRC laws and regulations. Thus, the Company cannot be assured that the PRC government will not ultimately take a view contrary to the opinion. If the Company’s corporate structure is found in violation of any PRC laws or regulations or if the contractual arrangements among the Company, WFOE, the VIE, and its equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the agreements constituting the contractual arrangements;

•	revoking the business and operating licenses;

•	requiring to discontinue or restrict operations;

•	restricting right to collect revenue;

•	restricting or prohibit the use of the proceeds from the Company’s public offering to fund the business and operations in China;

•	shutting down all or part of the Company’s websites, apps, or services;

•	levying fines on the Company or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

•	requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise;

•	re-applying for the necessary licenses or relocate the Company’s businesses, staff, and assets;

•	imposing additional conditions or requirements with which the Company may not be able to comply; or

•	taking other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIE or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIE in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIE is remote based on current facts and circumstances.

The equity interests of the VIE are legally held by the nominee equity holders of the VIE on behalf of the Company. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Option Agreement with the nominee equity holders to request them to transfer all of their equity ownership in the VIE to a PRC entity or individual designated by the Company, to the extent permitted by the PRC laws. The equity holders of the VIE have executed power of attorney to appoint WFOE to vote on their behalf and exercise voting rights as equity holders of the VIE. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations, and cash flows as indicated below.

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2022 and 2023, and consolidated revenues, net income (loss) and cash flow information for the years ended December 31, 2021, 2022 and 2023 have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the VIE, and its wholly-owned subsidiaries have been eliminated upon consolidation (amounts in thousands).

	December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	161,045	114,307
Short-term investments	55,423	120,641
Accounts receivable	12,775	12,115
Prepayments and other current assets	45,799	50,143
Amounts due from inter-companies	8,148	75,208

Total current assets	283,190	372,414

Non-current assets
Property and equipment, net	5,731	4,662
Operating lease right-of-use assets	2,048	59,140
Other non-current assets	562	4,593

Total non-current assets	8,341	68,395

Total assets	291,531	440,809

LIABILITIES
Current liabilities
Accounts payable	326,995	76,972
Deferred revenue	39,049	51,945
Amounts due to inter-companies	327,768	564,849
Operating lease liabilities, current	885	12,055
Accrued expenses and other current liabilities	175,326	61,542

Total current liabilities	870,023	767,363

Non-current liabilities
Operating lease liabilities, non-current	406	45,040
Total non-current liabilities	406	45,040

Total liabilities	870,429	812,403

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total revenues	3,039,802	3,879,725	1,097,261
Net income (loss)	(94,781)	14,392	101,738
Net cash provided by (used in) operating activities	(16,508)	112,203	(79,526)
Net cash used in investing activities	(3,884)	(57,835)	(68,853)
Net cash provided by financing activities	—	—	101,641
Net increase (decrease) in cash and cash equivalents	(20,392)	54,368	(46,738)
Cash and cash equivalents at the beginning of the year	127,069	106,677	161,045
Cash and cash equivalents at the end of the year	106,677	161,045	114,307

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE and VIE’s subsidiaries. Therefore, the Company considers that there are no assets in the VIE that can only be used to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2022 and 2023. The creditors of the VIE do not have recourse to the general credit of WFOE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, if the Group has not consummated a Qualified IPO by December 31, 2024, which is out of the control of the Group, the preferred shareholders have the rights to request the Group to redeem all of the redeemable convertible preferred shares. The aggregate redemption amount for all redeemable convertible preferred shares by December 31, 2024 is US$408.8 million (equivalent to RMB2,895.5 million). As a result, substantial doubt about the Company’s ability to continue as a going concern exists.

The Group is evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing and obtaining agreements with the existing investors to extend the redemption date of redeemable convertible preferred shares. However, the Group may be unable to access future equity financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, the VIE in which the Company, through its WFOE, has a controlling financial interest, and VIE’s wholly-owned subsidiaries.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries, the VIE, and the VIE’s wholly-owned subsidiaries have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates and assumptions reflected in the Company’s financial statements include, but not limited to, estimated stand-alone selling prices of performance obligations, the realization of deferred income tax assets, and the fair value of share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Convenience translation

Translations of balances in the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2672 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2024, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)	Cash and cash equivalents

Cash consist of cash on hand and cash at bank. Cash equivalents represent deposits with original maturities of three months or less which are readily convertible to known amounts of cash. Cash and cash equivalents are deposited in financial institutions at below locations:

	December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	259,113	290,148
—Denominated in USD	359,729	380,856

Total cash and cash equivalents balances held at mainland PRC financial institutions	618,842	671,004

Financial institution in the United States
—Denominated in USD	—	4,922
Total cash balances held at the United States financial institution	—	4,922
Financial institutions in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in RMB	3	4
—Denominated in USD	1,914	22,073
—Denominated in HKD	937	933

Total cash balances held at the Hong Kong S.A.R. financial institutions	2,854	23,010

Financial institutions in the Other Regions
—Denominated in Malaysian Ringgit	414	405

Total cash balances held at other regions financial institutions	414	405
Cash on hand	34	50

Total cash and cash equivalents balances held at financial institutions	622,144	699,391

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents and the term deposit of a legal entity with financial institutions in the mainland of PRC, Hong Kong S.A.R. and the United States are insured by the government authorities up to RMB500, HKD500 and USD250 per financial institution, respectively. As of December 31, 2022 and 2023, cash and cash equivalents and term deposit totaled RMB656,967 and RMB699,391, respectively, of which RMB5,526 and RMB11,261 were insured by the government authorities, respectively. The Group has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on bank deposits with financial institutions. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in the PRC, Hong Kong and the United States with acceptable credit rating.

(f)	Term deposit

Term deposit represents a deposit placed with a bank with original maturity of more than three months but less than one year. The Group’s term deposit is denominated in USD and was deposited at a financial institution in mainland of the PRC. Term deposit is insured by government authorities up to certain prescribed amounts as described in Note 2(e).

(g)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investments at fair value and fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The change in fair value is recorded as investment income in the amount of RMB533, RMB3,274 and RMB4,648 in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Office leasehold improvement	Shorter of 3 years or lease term
Fixtures and electronic equipment	3-5 years
Software	1-5 years

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized and amortized over the remaining useful life.

(i)	Leases

The Group leases premise for offices under non-cancellable operating leases. Prior to January 1, 2022, payments made under the operating lease were charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the terms of underlying lease. Leases with escalated rent provisions were recognized on a straight-line basis commencing with the beginning of the lease terms. There was no capital improvement funding, lease concessions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease terms.

The Group adopted Accounting Standards Codification Topic 842, Leases (“ASC 842”) as of January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

has not recast the comparative periods presented in the consolidated financial statements. The adoption of ASC 842 requires the recognition of operating lease right-of-use assets and operating lease liabilities on the balance sheet. The Group elected the package of practical expedients that not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Upon the adoption of ASC 842, the Group reclassified prepayments and other current assets of RMB856, and recognized the operating lease right-of-use assets and operating lease liabilities of approximately RMB49,953 and RMB49,097, respectively, as of January 1, 2022.

The Group used its estimated incremental borrowing rate based on information available at the date of adoption in calculating the present value of its existing lease payments.

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	As of December 31, 2021	Effect of Adoption	As of January 1, 2022
	RMB	RMB	RMB
Operating lease right-of-use assets	—	49,953	49,953
Operating lease liabilities, current	—	10,524	10,524
Operating lease liabilities, non-current	—	38,573	38,573
Prepayments and other current assets	62,764	(856)	61,908

Upon adoption of ASC 842, the operating lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease terms. The operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the incremental borrowing rate at the lease commencement date is used in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Group recognizes the single lease cost on a straight-line basis over the remaining lease terms for operating leases.

(j)	Value added taxes

The Company’s PRC subsidiaries and VIE are subject to value added tax (VAT). Revenue is generally subject to VAT at the rate of 13%, 6%, 3% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(k)	Fair value measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposit, short-term investments, accounts receivable, receivable from third-party payment platforms and deposits included in prepayments and other current assets, accounts payable, accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2022 and 2023, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, would be measured at fair value only if they were determined to be impaired.

(l)	Revenue recognition

Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after deducting incentives to customers and excluding value added tax (“VAT”).

Service revenue

The Group provides on-demand dedicated courier services to business and individual customers normally completed within an hour. Revenue from on-demand dedicated courier services represents the gross amount charged to customers for these services net of customer incentives and value added tax. As the services are typically completed within a short period in the same day, revenue is recognized when the delivery service is completed. Costs incurred with riders are recorded in cost of revenues.

Judgment is required in determining whether the Group is the principal or agent in transactions with customers and its network of registered riders. The Group has determined that it acts as a principal in the provision of on-demand dedicated courier services to customers.

Under the Group’s contracts with customers, the Group promises to deliver customers’ merchandise from origin to destination at a specified quality standard. All customers shall agree with the contract terms set by the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Group when they place a delivery order. While certain customers make non-refundable advance payments before they submit an order, all are required to pay in full at the latest by the time the order is submitted, before a rider is assigned by the Group. As the contracts allow the customers but not the Group to cancel the order, the Group is obliged to fulfill the delivery service once an order is placed.

In order to fulfill its promise to provide delivery services at the specified quality standard, for each order the Group selects and assigns an appropriate rider from its network of registered riders to complete that particular request, optimizing the use of its overall riders pool and matching the specific needs of the customers and the location, vehicle type, experience and quality ratings of the riders. The Group’s network of registered riders comprises of high-performance riders, riders from outsourced delivery agencies and other riders. To optimize service quality, the Group identifies and enters into additional arrangements with a group of high-performance riders within its rider pool. Under such arrangements, these high-performance riders commit to provide a minimum number of weekly service order assignments, and cannot decline or disregard the orders assigned to them by the Group without penalty. In addition, the Group contracts with outsourced delivery agencies who send their riders to work for the Group during the contract period. Under these arrangements, the Group acquires a minimum amount of services from the outsourced delivery agencies during the specified period before any delivery orders from the Group’s customers are received. Other riders have the ability to disregard a delivery order without penalty.

As the primary obligor for delivery services under the contracts with customers, the Group is liable for loss or damage to customers’ merchandises during the delivery process and other quality issues associated with the delivery. The Group also purchases injury insurance for all riders providing delivery services on the Group’s behalf. The Group also has an implied promise to find a replacement in case of unexpected contingencies to ensure that the delivery is completed in a timely manner. Additionally, the Group has discretion over the amount of delivery fee charged to customers. The Group separately agrees with riders the amounts paid to them.

The Group recognizes customer advances and any other amounts collected prior to completing the delivery services as deferred revenue. Deferred revenue as of January 1, 2022 and 2023 were RMB48,274 and RMB39,049, respectively, which were all recognized as revenues for the years ended December 31, 2022 and 2023, respectively. The balance of RMB51,945 as of December 31, 2023 is expected to be recognized as revenues within one year. The Group conducts operations in China. Accounts receivables as of January 1, 2022 and 2023 were RMB124 and RMB12,775, respectively.

Customer incentives

The customer incentives mainly include (i) discounts to the customers who place a minimum amount of deposit in advance of delivery orders; and (ii) promotion coupons with limited validity period to existing or potential customers. All these incentives are discounts for future delivery transactions and are recorded as a deduction from the revenues upon usage by the customers.

In 2018 the Group launched a customer loyalty programme under which a registered individual customer may earn points reward upon completion of delivery service by the Group. The points reward can be redeemed and used to deduct the delivery fee in future transactions. The points reward will expire on December 31 of the next year after issuance. The Group identifies the point rewards granted to the customers as a separate performance obligation from the delivery service. The total sales consideration is allocated between the delivery service, based on standard service price, and the points reward, redeemable at defined program rates, to establish the relative stand-alone selling price. Revenue allocated to the points reward is deferred based on a twelve-month average redemption rate and is subsequently recognized upon redemption or expiration of the reward points. The Group stopped to grant new points reward since July 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Cost of revenues

Cost of revenues primarily consist of (i) riders’ remuneration and incentives to fulfill the Group’s delivery orders, (ii) transaction fees charged by third-party payment platform, (iii) staff cost, and (iv) rental, depreciation and other costs related to revenues.

(n)	Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising expenses, (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising expenses are expensed as incurred. The advertising expenses were RMB141,781, RMB65,992 and RMB22,481 for the years ended December 31, 2021, 2022 and 2023, respectively.

(o)	Research and Development Expenses

Research and development expenses consist primarily of (i) staff cost, rental and depreciation related to research and development functions, (ii) other expenses related to research and development functions. Research and development expenses are expensed as incurred.

(p)	Share-based compensation

The Group grants share-based awards, mainly including share options and restricted share units to eligible employees and directors, which are subject to both service and performance conditions.

Share-based payment transactions are measured at the grant-date fair value, and the Group recognizes compensation expense for an equity classified award with both a service condition and an initial public offering (IPO) performance condition on a tranche-by-tranche basis, when it is probable an IPO will be achieved. The Company elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Share-based compensation in relation to the restricted share units is measured based on the fair value of the Company’s Class A ordinary shares at the grant date of the award, which is estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s Class A ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its Class A ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the fair value of the Company’s Class A ordinary shares as well as the assumptions regarding a number of variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield.

(q)	Employee benefits

The Company’s subsidiaries and the VIE in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

included as expenses in the accompanying consolidated statement of comprehensive income (loss) amounted to RMB60,041, RMB77,697 and RMB76,282 for the years ended December 31, 2021, 2022 and 2023, respectively.

(r)	Income taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions.

(s)	Government grants

Government grants primarily consist of financial subsidies received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group’s ongoing operations in the region, and compliance with specific policies promoted by the local governments. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants with certain conditions are recorded as liabilities when received and will be recorded as other income when the conditions are met.

Government grants in the form of cash amounting to RMB3,424, RMB8,893 and RMB73,852 were recorded as other income in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively, as certain Company’s subsidiaries met the revenue and tax payment targets in respective regions and there were no remaining commitment or contingencies. The balances of deferred government grants included in accrued expenses and other current liabilities are RMB7,976 and RMB7,976 as of December 31, 2022 and 2023, respectively, as a Company’s subsidiary did not meet the tax payment target in respective region.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Foreign currency

The Group’s reporting currency is Renminbi (RMB). The functional currency of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States is the United States dollars (US$). The functional currency of the Company’s PRC subsidiaries and VIE is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as general and administrative expenses in the consolidated statement of comprehensive income (loss).

The financial statements of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statement of comprehensive income (loss), and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statement of changes in shareholders’ deficit.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market.

(u)	Concentration and risk

Concentration of customers and suppliers

There are no customers and suppliers individually represent greater than 10% of total revenues and total costs, respectively, of the Group for the years ended December 31, 2021, 2022 and 2023.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, term deposit, short-term investments and receivable from third-party payment platforms.

The Group’s investment policy requires cash and cash equivalents, term deposit and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. The Group carefully considers and monitors the creditworthiness of third party-payment service providers to mitigate any risks associated with receivables due from third-party payment platforms.

(v)	Statutory reserves

In accordance with the PRC Company Law, the Group’s PRC subsidiaries and VIE must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (PRC GAAP) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2021, 2022 and 2023, no appropriation was made to the statutory surplus fund and discretionary surplus fund by the Group’s PRC subsidiaries and VIE as these PRC companies and VIE had accumulated losses as determined under PRC GAAP for the years ended December 31, 2021, 2022 and 2023.

(w)  Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Contingently issuable shares are included in the computation of basic and diluted net loss per share as of the date that all necessary conditions have been satisfied and issuance of the shares is no longer contingent.

(x)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the on-demand dedicated courier service.

(y)	Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group adopted the new standard on January 1, 2023 and it did not have a material effect on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 also adds a new Topic—ASC 832, Government Assistance—to the FASB’s Codification. The ASU improves financial reporting by requiring disclosures that increase the transparency of transactions with a government accounted for by applying a grant or contribution accounting model by analogy, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The new standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. The Group adopted the new standard on January 1, 2022. See Note 2(s) for related disclosure.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt the new standard on January 1, 2024. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Aggregate cost basis	148,758	150,042
Gross unrealized holding gain	617	657

Aggregate fair value	149,375	150,699

The Group’s short-term investments represent wealth management products issued by commercial banks with original maturities less than one year when purchased. The wealth management products are invested in debt securities issued by the government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. The Group elected the fair value option. As of December 31, 2022 and 2023, there were no gross unrealized holding losses.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2022 and 2023 consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Prepaid advertising fee	1,418	2,319
Receivable from third-party payment platforms	24,732	32,496
Prepaid profession service fees	1,263	2,864
Deductible input VAT	2,804	36
Prepaid rental fees	2,490	2,335
Deposits	5,701	2,562
Deferred IPO cost	—	5,574
Others (i)	15,640	9,933

Prepayments and Other Current Assets	54,048	58,119

(i)	Others primarily include riders’ uniforms, delivery boxes, staff advances and other miscellaneous prepayments.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Fixtures and electronic equipment	11,873	12,498
Office leasehold improvement	6,507	7,079
Software	1,983	2,069

Property and Equipment	20,363	21,646
Accumulated depreciation	(12,915)	(16,102)

Property and Equipment, net	7,448	5,544

Depreciation expenses on property and equipment were RMB4,281, RMB5,461 and RMB4,888 for the years ended December 31, 2021, 2022 and 2023, respectively.

6. OPERATING LEASE

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all these leases are five years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Operating lease right-of-use assets	41,494	59,852
Operating lease liabilities, current	11,402	12,346
Operating lease liabilities, non-current	28,406	45,360

Total operating lease liabilities	39,808	57,706

The components of lease cost were as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
Operating lease cost	12,408	14,097
Short-term lease cost	5,979	5,682

Total	18,387	19,779

The weighted average remaining lease term as of December 31, 2023 was 4.49 years, and the weighted average discount rate of the operating leases was 3.7%.

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2023 to the present value of its operating lease payments, including rental payments for lease renewal options the Group is reasonably certain to exercise:

As of December 31, 2023
RMB
2024	14,208
2025	14,394
2026	13,214
2027	13,578
2028	7,153

Total undiscounted lease payments	62,547
Less: imputed interest	(4,841)

Total operating lease liabilities	57,706

6. OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to leases was as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	12,915	13,460
Lease liability arising from obtaining Right-of-use assets.	1,999	29,734

As of December 31, 2023, the Group has no lease contract that has been entered into but not yet commenced.

The Group did not have any significant short-term commitments as of December 31, 2023.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Accrued payroll and welfare	143,251	146,416
VAT and other surcharges payable	129,748	74,854
Advertising and marketing fees payable	5,985	6,757
Accrued IPO cost	—	5,215
Other payables	16,871	16,087

Accrued expenses and other current liabilities	295,855	249,329

8. MEZZANINE EQUITY

Redeemable Convertible Preferred Shares

On August 8, 2014, the Company entered into a share purchase agreement with the investor, pursuant to which the Company issued 20,000,000 Series A redeemable convertible Preferred Shares (Series A Preferred Shares) at US$0.20 per share for an aggregated cash consideration of US$4 million (equivalent to RMB24,595).

On June 29, 2015, the Company entered into a share purchase agreement with two investors, pursuant to which the Company issued 11,111,111 Series B redeemable convertible Preferred Shares (Series B Preferred Shares) at US$1.35 per share for an aggregated cash consideration of US$15 million (equivalent to RMB91,807).

On January 24, 2017 and March 27, 2017, the Company entered into share purchase agreements with a group of investors, pursuant to which the Company issued 26,111,112 Series C redeemable convertible preferred shares (Series C Preferred Shares) at US$1.80 per share for an aggregated cash consideration of US$47 million (equivalent to RMB322,774).

On May 22, 2017, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 16,164,778 Series C-1 redeemable convertible preferred shares (Series C-1 Preferred Shares) at US$2.19 per share for an aggregated cash consideration of US$35.34 million (equivalent to RMB238,744).

8. MEZZANINE EQUITY (CONTINUED)

Redeemable Convertible Preferred Shares (Continued)

On August 1, 2017, the Company entered into a share purchase agreement with an investor, pursuant to which the Company issued 4,843,800 Series C-2 redeemable convertible preferred shares (Series C-2 Preferred Shares) at US$2.48 per share for an aggregated cash consideration of US$12 million (equivalent to RMB80,674).

On August 10, 2018, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 14,528,465 Series D-1 redeemable convertible preferred shares (Series D-1 Preferred Shares) at US$3.48 per share for an aggregated cash consideration of US$50.5 million (equivalent to RMB346,396).

On March 22, 2021, the Company entered into a share purchase agreement with a group of investors, pursuant to which the Company issued 28,320,182 Series D-2 redeemable convertible preferred shares (Series D-2 Preferred Shares) at US$4.05 per share for an aggregated cash consideration of US$114.75 million (equivalent to RMB747,794).

The rights, preferences and privileges of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series C-1 Preferred Shares, Series C-2 Preferred Shares, Series D-1 Preferred Shares and Series D-2 Preferred Shares were defined in the Amended and Restated Memorandum and Articles of Association as follows:

Redemption Rights

The Series D-2 Preferred Shares shall be redeemable at the option of the shareholders of the Series D-2 Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to December 31, 2023, or (B) the Majority Series A Preferred Holders, the Majority Series B Preferred Holders, the Majority Series C Preferred Holders, the Majority Series C-1 Preferred Holders, the Majority Series C-2 Preferred Holders, or the Majority Series D-1 Preferred Holders request for redemption. At the written request to the Company made by the Majority Series D-2 Preferred Holders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series D-2 Preferred Shares.

The Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, and Series C Preferred Shares shall be redeemable at the option of the shareholders of the respective series Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO in 4 years from the Closing of the respective series Preferred Shares financing, which are August 10, 2022, August 1, 2021, May 22, 2021, January 24, 2021, for Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, and Series C Preferred Shares, respectively, or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the respective Preferred Shares Purchase Agreement) contained in the respective Preferred Shares Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles, which results in material adverse effect on the business of the Group Companies (“companies within the Company’s consolidation group”), or (C) if the Company has met all requirements of the Qualified IPO and the Majority respective series of preferred shareholders vote in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the controlling shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, or (D) all or substantially all of the business of Group Companies are required to be suspended or closed down by competent governmental authorities due to material breach of applicable laws in any material respect by the Group Companies, and such suspension or closedown of the business of the Group Companies are not rectified or remedied within six (6) months from the occurrence of such suspension or

8. MEZZANINE EQUITY (CONTINUED)

Redemption Rights (Continued)

closedown; or (E) the Majority Series A Preferred Holders, the Majority Series B Preferred Holders, the Majority Series C Preferred Holders, the Majority Series C-1 Preferred Holders, or the Majority Series C-2 Preferred Holders request for redemption, at the written request to the Company made by the Majority respective series preferred shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding respective series preferred shares.

The Series B Preferred Shares shall be redeemable at the option of the shareholders of the Series B Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to December 31, 2020, or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the Series B Purchase Agreement) contained in the Series B Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles which results in material adverse effect on the business of the Group Companies, or (C) if the Company has met all requirements of the Qualified IPO and the Series B Director votes in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the control shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the Directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, or (D) the Majority Series A Preferred Holders request for redemption, at the written request to the Company made by the Majority Series B Preferred Shares shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series B Preferred Shares.

The Series A Preferred Shares shall be redeemable at the option of the shareholders of the Series A Preferred Shares in the event that (A) the Company fails to consummate a Qualified IPO prior to the fifth (5th) anniversary of the Closing of the Series A Preferred Shares, which is August 8, 2019; or (B) there is an occurrence of any material breach of any representation, warranty, covenant, agreement or undertaking made by the Warrantors (as defined in the Series A Purchase Agreement) contained in the Series A Purchase Agreement, Shareholders’ Agreement, Amended Memorandum and Articles which results in material adverse effect on the business of the Group Companies, or (C) if the Company has met all requirements of the Qualified IPO and the Series A Director votes in favor of such Qualified IPO, the approval to conduct such Qualified IPO has not been passed due to the control shareholders or other shareholders of the Company, or the Qualified IPO cannot be gone through in accordance with the agreed plan and time schedule due to lack of support from the management of the Company, except that a majority of the Directors vote in favor of a non-listing, which is in the best interest of the Company or the then valuation of the Company through a private placement financing is close to the pre-offering valuation of the Qualified IPO, at the written request to the Company made by the Majority Series A Preferred Shares shareholders, acting together as a single class on an as-converted basis, such holders may require that the Company redeem all or some of the then outstanding Series A Preferred Shares.

The redemption preference from high priority to low priority is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and finally Series A Preferred Shares.

For Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares and Series C Preferred Shares, the redemption price shall be one hundred percent (100%) of the respective issuance price, plus an annual simple interest of eight percent (8%) of the respective issuance price over the period from the respective closing date to the date of payment in full of the respective redemption price. Because the Company failed to consummate a Qualified IPO by January 24, 2021, the Series C Preferred Shares became redeemable at the option of the shareholders of the Series C Preferred Shares from January 24, 2021 to March 22, 2021. The redemption date of Series C Preferred Shares in the event that the Company fails to

8. MEZZANINE EQUITY (CONTINUED)

Redemption Rights (Continued)

consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

For Series B Preferred Shares, the redemption price shall be one hundred percent (100%) of the issue price, plus an annual simple interest of eight percent (8%) of the issuance price over the period from the issuance date to the date of payment in full of the redemption price, provided that the redemption price shall in no event be more than one hundred and fifty percent (150%) of the issuance price. Because the Company failed to consummate a Qualified IPO by December 31, 2020, the Series B Preferred Shares became redeemable at the option of the shareholders of the Series B Preferred Shares from December 31, 2020 to March 22, 2021. The redemption date of Series B Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

Based on the aforementioned redemption scenarios for the Series A Preferred Shares, the redemption price for the Series A Preferred Shares shall be:

•	two hundred percent (200%) of the issuance price in event (A);

•

one hundred percent (100%) of the issuance price, plus an annual internal rate of return of thirty percent (30%) of the issuance price over the period from issuance date to the date of payment in full of the redemption price in (i) either event (B) or event (C), and (ii) the valuation of the Company for the private placement financing, if there is any, is less than US$200 million. Because the Company failed to consummate a Qualified IPO by August 8, 2019, the Series A Preferred Shares became redeemable at the option of the shareholders of the Series A Preferred Shares from August 8, 2019 to March 22, 2021. The redemption date of Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 upon the issuance of Series D-2 Preferred Shares on March 22, 2021, and further extended to December 31, 2024 on May 31, 2023, which is also disclosed as below.

The redemption dates of Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was extended to December 31, 2023 after the closing of Series D-2 redeemable convertible preferred shares on March 22, 2021. The redemption dates of Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares in the event that the Company fails to consummate a Qualified IPO was further extended to December 31, 2024 on May 31, 2023.

The Company determines whether an amendment to the redemption rights of Series A, Series B, Series C, Series C-1, Series C-2, Series D-1 and Series D-2 preferred shareholders represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment represents an extinguishment. The Company has determined that the amendment to the redemption rights of Series A, Series B, Series C, Series C-1, Series C-2, Series D-1 and Series D-2 Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC718-20, Compensation—Stock Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. The fair value of the preferred shares after the modification did not increase. Therefore, there was no financial impact recognized for the preferred share modifications.

8. MEZZANINE EQUITY (CONTINUED)

Redemption Rights (Continued)

“Qualified IPO” means either (i) a firm commitment underwritten registered public offering by the Company (or a listing vehicle that holds the business of the Group Companies) (or depositary receipts or depositary shares thereof) of its Class A Ordinary Shares on a recognized regional or national securities exchange in the United States or Hong Kong or Shanghai Stock Exchange, Shenzhen Stock Exchange or any other exchange in any other jurisdiction (or any combination of such exchanges and jurisdictions) acceptable to the Majority Preferred Holders with pre-offering valuation (on a fully diluted basis) of the Company not less than US$1,000 million (or any other currency of equivalent value) or (ii) a De-SPAC Transaction that implies a pre-combination valuation (on a fully diluted basis) of the Company (or a listing vehicle that holds the business of the Group Companies) of not less than US$1,000 million (or any other currency of equivalent value).

Conversion Rights

Each Redeemable Convertible Preferred Share shall be convertible, at the option of the shareholders, at any time after the issuance date of preferred shares into such number of fully paid and non-assessable Class A ordinary shares as determined by dividing the applicable Redeemable Convertible Preferred Share issuance price by the respective then effective applicable conversion price. The conversion price shall initially be the applicable issuance price, resulting in an initial conversion ratio for the Redeemable Convertible Preferred Shares of 1:1, and shall be subject to adjustment including but not limited to share splits and combinations, ordinary share dividends and distributions, other dividends, sale of shares below the conversion price, reorganization, merger, consolidation and certain other events. The conversion price of each Redeemable Convertible Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. As of December 31, 2022 and 2023, each Redeemable Convertible Preferred Share is convertible into one ordinary share.

Each Redeemable Convertible Preferred Share shall automatically be converted, based on the then-effective applicable conversion price, into fully-paid and non-assessable Class A ordinary shares in the event that (i) the closing of the Qualified IPO, or (ii) the date upon which the Company receives the written request from the Majority respective series preferred shareholders.

Voting Rights

Each redeemable convertible preferred share shall be entitled to that number of votes corresponding to the number of Class A ordinary shares on an as-converted basis. The holder of the Preferred Shares shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the shareholders.

Dividend Rights

No dividends or other distributions shall be declared, paid, set aside or made, whether in cash, in property, or in any other shares of the Company, with respect to any other class or series of shares of the Company, unless and until the dividends of preferred shares with higher priority of preference has been likewise declared, paid, set aside or made (calculated on an as-converted basis). Dividend rights preference is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares. Series B Preferred Shares and Series A Preferred Shares have no dividend rights preference compared with ordinary shares.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1

8. MEZZANINE EQUITY (CONTINUED)

Liquidation Preferences (Continued)

Preferred Shares, Series C Preferred Shares, and Series B Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the applicable issuance price, plus all dividends declared and unpaid on such redeemable convertible preferred shares.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, shareholders of Series A Preferred Shares shall be entitled to receive an amount equal to one hundred and fifty percent (150%) of the issue price, plus all dividends declared and unpaid on such Redeemable Convertible Preferred Shares.

Liquidation preference is as follows in sequence: Series D-2 Preferred Shares, Series D-1 Preferred Shares, Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares.

If there are any assets remaining after the aggregate amount has been distributed or paid in full to the applicable holders of the redeemable convertible preferred shares, the remaining assets of the Company available for distribution shall be distributed ratably among all holders of the redeemable convertible preferred shares and the ordinary shares according to the relative number of ordinary shares on an as-converted basis.

Drag-along rights

In the event that at any time after the Closing, the Super Majority Preferred Holders (Drag-Along Preferred Holders, i.e. holders of more than fifty percent (50%) of each class of all outstanding preferred shares voting separately) and the Super Majority Ordinary Holders (Drag-Along Ordinary Holders, i.e. the holders of more than fifty percent (50%) of the outstanding ordinary shares) approve either: (A) transaction(s) in which a Person, or a group of related Persons, acquires all or substantially all of the equity or assets or undertaking of the Company, or (B) a transaction that qualifies as a liquidation event, in each case of (A) and (B) above with a valuation of the Company at no less than US$800 million (any of such events described in (A) and (B) is referred to as a Sale of the Company), then each Shareholder agrees:

(a) in the event the Sale of the Company requires the approval of shareholders, to vote all Shares in favor of such Sale of the Company and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company; (b) in the event that the Sale of the Company is to be effected by the sale of shares held by another shareholder (the Selling Shareholder) without the need for shareholder approval, to sell all shares of the Company beneficially held by such shareholder (or in the event that the Selling Shareholder is selling fewer than all of its shares held in the Company, shares in the same proportion as the Selling Shareholder is selling) to the Person to whom the Selling Shareholder propose to sell its shares, for the same per-share consideration (on an as-converted basis) and on the same terms and conditions as the Selling Shareholder, except that the Shareholder will not be required to sell its shares unless the liability for indemnification, if any, of the Shareholder in such Sale of the Company is several, not joint, and is pro rata in accordance with the Shareholder’s relative share ownership of the Company, and will not exceed the consideration receivable by the Shareholder, if any, in such transaction;(c) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Laws at any time with respect to such Sale of the Company;(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company; and (e) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any voting securities owned by such Party or Affiliate in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such securities, unless specifically requested to do so by the acquiror in connection with a Sale of the Company.

8. MEZZANINE EQUITY (CONTINUED)

Accounting for the Preferred Shares

The Company has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Company. The holders of the preferred shares have a redemption right and liquidation preference and will not receive the same form of consideration upon the occurrence of the conditional event as the ordinary shareholders would.

The Company concluded the embedded conversion and redemption option of the redeemable convertible preferred shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to the redeemable convertible preferred shares because the initial effective conversion prices of these redeemable convertible preferred shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.

The Company recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Redeemable Convertible Preferred Shares. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital (APIC). Once APIC has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Company’s redeemable convertible preferred shares activities for the years ended December 31, 2021, 2022 and 2023 consisted of the following:

	Series A Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Series D-1 Preferred Shares	Series D-2 Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	52,199	141,034	401,042	297,253	99,716	392,628	—	1,383,872
Issuance of preferred shares	—	—	—	—	—	—	747,794	747,794
Payments of issuance cost	—	—	—	—	—	—	(4,418)	(4,418)
Accretion of redeemable convertible preferred shares	—	5,729	24,264	18,244	6,195	26,071	50,480	130,983
Foreign currency translation adjustment	3,798	(1,199)	(9,462)	(7,016)	(2,354)	(9,291)	(16,704)	(42,228)

Balance as of December 31, 2021	55,997	145,564	415,844	308,481	103,557	409,408	777,152	2,216,003

Accretion of redeemable convertible preferred shares	—	—	25,271	19,002	6,452	27,153	61,698	139,576
Foreign currency translation adjustment	—	—	39,326	29,181	9,799	38,800	74,020	191,126

Balance as of December 31, 2022	55,997	145,564	480,441	356,664	119,808	475,361	912,870	2,546,705

Accretion of redeemable convertible preferred shares	—	—	26,496	19,923	6,764	28,469	64,689	146,341
Foreign currency translation adjustment	—	—	8,282	6,150	2,067	8,206	15,809	40,514

Balance as of December 31, 2023	55,997	145,564	515,219	382,737	128,639	512,036	993,368	2,733,560

8. MEZZANINE EQUITY (CONTINUED)

Accounting for the Preferred Shares (Continued)

If the preferred shares shareholders require that the Company redeem all of the then outstanding preferred shares as of each of the below dates, the total redemption amounts of all series of the preferred shares on those dates are listed as below (the RMB amount is translated with the exchange rate as of December 31, 2023):

December 31,	Redemption Amount
	US$	RMB
2024	408,815	2,895,514
2025	429,582	3,042,600
2026	450,349	3,189,687
2027	471,116	3,336,773
2028	491,940	3,484,263

9. ORDINARY SHARES

Upon incorporation in 2014, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share. In May 2023, the Company’s authorized shares were updated to be 2,000,000,000 shares with a par value of US$0.0001 per share, including 1,778,920,552 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 121,079,448 Preferred Shares. The Company re-designated and re-classified 79,980,281 Ordinary Shares into 34,402,503 Class A Ordinary Shares and 45,577,778 Class B Ordinary Shares. Class B Ordinary Shares were held by Snoweagle-s Limited and Diamondbird-s Limited, which were beneficially owned by Mr. Peng Xue, the Company’s founder, chairman of the board of directors and chief executive officer. Each Class A Ordinary Share shall entitle the holder one vote on all vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share shall entitle the holder ten vote on all vote on all matters subject to vote at general meetings of the Company. The share, per share amounts and disclosures in the consolidated financial statements have been retroactively adjusted to reflect the above designation and reclassification.

The authorized shares of the Company were divided into 278,920,552 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 121,079,448 Preferred Shares as of December 31, 2022 and 1,778,920,552 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 121,079,448 Preferred Shares as of December 31, 2023. 34,402,503 Class A Ordinary Shares were issued and 26,422,222 Class A Ordinary Shares were outstanding as of December 31, 2022 and 2023, respectively. 45,577,778 Class B Ordinary Shares were issued and outstanding as of December 31, 2022 and 2023.

10. SHARE-BASED COMPENSATION

On December 24, 2015, the Board of Directors of the Company approved and adopted the 2015 Stock Incentive Plan (the Plan), under which the Company reserved 8,000,000 Class A Ordinary Shares to motivate officers, directors, employees and consultants of the Group. Stock options granted to an employee under the 2015 Plan are generally subject to a four-year service schedule, under which 25% of the options vest on the first anniversary of the vesting commencement date, and an additional 25% of the option vest on each anniversary of the vesting commencement date thereafter. The option holders can only exercise their vested options upon the occurrence of an initial public offering (IPO). If an employee leaves the Company before the IPO, both the vested and unvested options will be forfeited. The Company did not recognize any share-based compensation expense on the share options since the IPO performance condition is deemed to be not probable.

In January and August 2021, the Company extended the contractual term from 5 years to 10 years of total 1,666,781 options which were granted in 2016 through 2018. The Company accounted for these modifications as Type IV (improbable-to-improbable) modifications. There was no incremental compensation cost at the time of

10. SHARE-BASED COMPENSATION (CONTINUED)

the modification for Type IV awards, as the modification did not impact the number of options expected to vest until the awards become probable of vesting upon IPO. The Company does not recognize any share-based compensation expense on the share options, until the awards become probable of vesting upon IPO.

The following table sets forth the stock options activity for the years ended December 31, 2021, 2022 and 2023:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2021	2,699,281	0.89	2.94	1.58

Forfeited	(18,000)	1.24

Outstanding as of December 31, 2021	2,681,281	0.89	5.05	2.95

Forfeited	(270,000)	1.74

Outstanding as of December 31, 2022	2,411,281	0.80	3.99	3.08

Forfeited	(6,600)	1.24

Outstanding as of December 31, 2023	2,404,681	0.79	2.98	3.19

As of December 31, 2022 and 2023, no share options were exercisable, since their exercisability was subject to the completion of an initial public offering of the Company.

The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the contract life of the Company’s options. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future.

Since the exercisability is dependent upon completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2021, 2022 and 2023.

The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of an initial public offering of the Company. As of December 31, 2023, there were US$6,636 (RMB46,998) of total unrecognized compensation expenses related to share options. As of December 31, 2023, share-based compensation related to share options of US$6,633 (RMB46,981) would be recognized immediately and the remaining amount US$3 (RMB17) is expected to be recognized over a weighted-average period of 0.19 years if the IPO Condition had been met.

Class A restricted share units

On June 14, 2021, the Company granted 5,281,000 Class A restricted share units to the Company’s employees and 18,000 Class A restricted share units to directors pursuant to the 2015 Share Incentive Plan at par value of US$0.0001 per share.

10. SHARE-BASED COMPENSATION (CONTINUED)

Class A restricted share units (Continued)

The 5,281,000 Class A restricted share units granted to employees will vest in accordance with the following schedule: 50% of the unvested restricted share units shall vest upon IPO date. 50% of the Class A restricted share units shall vest in eight equal installments quarterly from the IPO date over the two years since the IPO date.

The 18,000 Class A restricted share units granted to directors shall vest in four equal quarterly installments from the Company’s IPO date. The first installment shall vest upon IPO date.

The Class A restricted share units can only vest upon the occurrence of an IPO. If a Class A restricted share units holder leaves the Company before the IPO, both the vested and unvested Class A restricted share units will be forfeited. The Company did not recognize any share-based compensation expense on the Class A restricted share units since the IPO performance condition is deemed to be not probable.

The following table sets forth the Class A restricted share units activity for the three years ended December 31, 2023:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding as of January 1, 2021	—	—
Granted in 2021	5,299,000	3.96

Outstanding as of December 31, 2021, 2022 and 2023	5,299,000	3.96

As of December 31, 2023, no Class A restricted share units were vested, since their vesting schedule was subject to the completion of an initial public offering of the Company. As of December 31, 2023, there were US$20,990 (RMB148,666) of total unrecognized compensation expenses related to Class A restricted share units. As of December 31, 2023, share-based compensation related to Class A restricted share units of US$10,477 (RMB74,207) would be recognized immediately and the remaining amount US$10,513 (RMB74,459) is expected to be recognized over a weighted-average period of 2 years if the IPO Condition had been met.

11. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022 and 2023, respectively:

	December 31, 2022			Total Fair Value
RMB	Level 1	Level 2	Level 3
Short-term investments (Note 3)	—	149,375	—	149,375

	December 31, 2023			Total Fair Value
RMB	Level 1	Level 2	Level 3
Short-term investments (Note 3)	—	150,699	—	150,699

12. INCOME TAX

a)	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

12. INCOME TAX (CONTINUED)

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong S.A.R. profits tax has been made in the financial statements as the subsidiary in Hong Kong S.A.R. have no assessable profits for the year ended December 31, 2021, 2022 and 2023.

PRC

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the PRC Corporate Income Tax Law (CIT Law) at the statutory income tax rate of 25%, unless otherwise specified. According to the CIT Law, entities that qualify as high-and-new technology enterprises (HNTE) are entitled to a preferential income tax rate of 15%. VIE obtained the HNTE certificate in October 2017 and subsequently renewed the HNTE certificate in October 2020 and October 2023. Thus, it entitles to the preferential tax rate of 15% from 2017 to 2025. WFOE obtained the HNTE certificate in October 2023, thus, it entitles to the preferential tax rate of 15% from 2023 to 2025.

The components of income (loss) before income taxes are as follows:

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC, excluding Hong Kong S.A.R.	(280,501)	(176,367)	100,919
Hong Kong S.A.R.	(4,955)	(2,823)	13,021
Cayman	(5,440)	(1,248)	(3,310)
Others	(108)	—	(131)

Total	(291,004)	(180,438)	110,499

The Group had no current income tax expense for the years ended December 31, 2021, 2022 and 2023, as the entities in the Group had no taxable income in the respective year. Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the year ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021		2022		2023
	RMB		RMB		RMB
PRC Statutory income tax rate	(25.0%	)	(25.0%	)	25.0%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	0.6%		0.3%		1.0%
Preferential tax rate	1.1%		0.4%		(3.2%	)
Research and development expenses bonus deduction	(1.4%	)	(12.2%	)	(18.9%	)
Other non-deductible expenses	3.4%		4.6%		2.8%
Non-taxable income	—		—		(3.5%	)
Change in tax rate(1)	—		—		95.5%
Change in valuation allowance	21.3%		31.9%		(98.7%	)

Effective income tax rate	0.0%		0.0%		0.0%

12. INCOME TAX (CONTINUED)

(1)

In October 2023, WFOE obtained the HNTE certificate with a valid period from 2023 to 2025 with a preferential tax rate of 15%, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. Consequently, WFOE applied the 15% rate for computation of current and deferred taxes for the year ended December 31, 2023. Prior to obtaining the HNTE certificate, the WFOE was subject to the statutory income tax rate of 25% for the years ended December 31, 2021 and 2022.

The change in tax rate resulted in a reduction in deferred income tax assets before valuation allowance of approximately RMB105 million on account of remeasurement of deferred income tax assets as of January 1, 2023, which was offset by a corresponding decrease in the valuation allowance for the same amount. There were no deferred income tax liabilities as of January 1, 2023. Therefore, the change in tax rate had no impact on the consolidated statements of comprehensive income (loss) for the year ended December 31, 2023.

b)	Deferred income tax assets

	December 31,
	2022	2023
	RMB	RMB
Deferred income tax assets:
Net operating loss carry forwards	312,840	233,813
Deductible advertising expenses	76,450	40,643
Operating lease liabilities	9,823	8,717
Others	294	189

Total deferred tax assets	399,407	283,362

Less: valuation allowance	(389,584)	(274,645)

Total deferred tax assets, net	9,823	8,717

Deferred income tax liabilities:
Right-of-use assets	9,823	8,717

Total deferred tax liabilities	9,823	8,717

Net deferred income tax assets	—	—

As of December 31, 2023, the Group had net operating loss carry forwards of RMB1,453,085 attributable to the PRC subsidiaries and VIE. The losses carried forward by the PRC companies will expire during the period from year 2024 to year 2033. As of December 31, 2023, the Group had tax loss carry forwards for PRC income tax purpose of RMB1,453,085, which will expire if unused by the following period-end:

Year ending December 31,	RMB
2024	35,048
2025	2,252
2026	34,568
2027	15,836
2028	458,723
Thereafter	906,658
Total	1,453,085

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group

12. INCOME TAX (CONTINUED)

has incurred accumulated net operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the foreseeable future. Accordingly, the Group has provided full valuation allowance for the deferred income tax assets as of December 31, 2022 and 2023.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	272,959	334,749	389,584
Additions (Reversals)	61,864	57,503	(3,541)
Change in tax rate	—	—	(105,479)
Reduction due to expiration of temporary difference	—	(2,936)	(5,979)
Foreign currency translation effect	(74)	268	60

Balance at the end of the year	334,749	389,584	274,645

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries and VIE for the years from 2019 to 2023 are open to examination by the PRC tax authorities.

13. NET LOSS PER SHARE (Note 9)

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss)	(291,004)	(180,438)	110,499
Accretion of Redeemable Convertible Preferred Shares	(130,983)	(139,576)	(146,341)

Numerator for basic and diluted net loss per share calculation	(421,987)	(320,014)	(35,842)

Denominator:
Weighted average number of Class A Ordinary Shares	26,422,222	26,422,222	26,422,222
Weighted average number of Class B Ordinary Shares	45,577,778	45,577,778	45,577,778

Denominator for basic and diluted net loss per share calculation	72,000,000	72,000,000	72,000,000

Net loss per ordinary share
—Basic and diluted—Class A	(5.86)	(4.44)	(0.50)
—Basic and diluted—Class B	(5.86)	(4.44)	(0.50)

13. NET LOSS PER SHARE (Note 9) (CONTINUED)

The effect of stock options and Class A restricted share units as follows are excluded in the calculation of diluted net loss per share, since the exercise of options and vesting of the Class A restricted share units are contingent upon the occurrence of IPO.

	December 31,
	2021	2022	2023
Stock options	2,681,281	2,411,281	2,404,681
Class A restricted share units	5,299,000	5,299,000	5,299,000

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	December 31,
	2021	2022	2023
Preferred shares	121,079,448	121,079,448	121,079,448

14. COMMITMENTS AND CONTINGENCIES

The Group is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material adverse effect on the financial statements.

15. SUBSEQUENT EVENT

Management has considered subsequent events through April 1, 2024, which was the date the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of BingEx Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long- term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of BingEx Limited, except for those which have been separately disclosed in the consolidated financial statements.

Inter-company balances and transactions were eliminated upon consolidation in the preparation of the consolidated financial statements of the Company. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries was reported as a share of loss of subsidiaries in the accompanying parent company only financial statements. Ordinarily, under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of the parent only financial information, the Company has continued to reflect its share, based on its proportionate interest, of the losses of its subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Condensed Balance Sheets

	December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash	—	4,922
Short-term investments	33,810	42
Other current assets	—	5,574

Total current assets	33,810	10,538

Non-current assets
Amount due from subsidiaries	1,875,459	1,933,430
Total non-current assets	1,875,459	1,933,430

Total assets	1,909,269	1,943,968

LIABILITIES
Current liabilities
Amount due to subsidiaries	—	359

Accrued expenses and other current liabilities	—	5,215
Net liabilities in subsidiaries and the VIE	1,717,448	1,636,536

Total current liabilities	1,717,448	1,642,110

Total liabilities	1,717,448	1,642,110

MEZZANINE EQUITY
Series A Redeemable Convertible Preferred Shares	55,997	55,997
Series B Redeemable Convertible Preferred Shares	145,564	145,564
Series C Redeemable Convertible Preferred Shares	480,441	515,219
Series C-1 Redeemable Convertible Preferred Shares	356,664	382,737
Series C-2 Redeemable Convertible Preferred Shares	119,808	128,639
Series D-1 Redeemable Convertible Preferred Shares	475,361	512,036
Series D-2 Redeemable Convertible Preferred Shares	912,870	993,368

Total mezzanine equity	2,546,705	2,733,560

SHAREHOLDERS’ DEFICIT: (Note 9)
Class A Ordinary Shares	16	16
Class B Ordinary Shares	28	28
Accumulated other comprehensive loss	(85,116)	(126,092)
Accumulated deficit	(2,269,812)	(2,305,654)

Total shareholders’ deficit	(2,354,884)	(2,431,702)

Total liabilities, mezzanine equity and shareholders’ deficit	1,909,269	1,943,968

16. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)	Condensed Statements of Comprehensive Loss

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total operating expenses	(5,449)	(1,694)	(3,613)
Investment income	6	447	303
Share of gains (losses) from subsidiaries and the VIE	(285,561)	(179,191)	113,809

Income (loss) before income taxes	(291,004)	(180,438)	110,499
Income tax expense	—	—	—

Net income (loss)	(291,004)	(180,438)	110,499

Accretion of redeemable convertible preferred shares to redemption value	(130,983)	(139,576)	(146,341)

Net loss attributable to ordinary shareholders	(421,987)	(320,014)	(35,842)
Other comprehensive income (loss)	27,265	(160,360)	(40,976)

Comprehensive income (loss)	(263,739)	(340,798)	69,523

(c)	Condensed Statements of Cash Flows

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(5,411)	(1,694)	(2,191)
Net cash provided by (used in) investing activities	(750,193)	1,694	7,088
Net cash provided by financing activities	743,376	—	—
Effect of foreign currency exchange rate changes on cash	(3,826)	—	25

Net increase (decrease) in cash	(16,054)	—	4,922
Cash at the beginning of the year	16,054	—	—

Cash at the end of the year	—	—	4,922

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

		December 31,	June 30,
	Note	2023	2024
		RMB	RMB	US$
				(Note 1(b))
ASSETS
Current assets
Cash and cash equivalents	1(d)	699,391	711,713	97,935
Short-term investments	2	150,699	111,328	15,319
Accounts receivable	10	12,115	18,017	2,479
Prepayments and other current assets	3	58,119	51,406	7,074

Total current assets		920,324	892,464	122,807

Non-current assets
Long-term investments	2	—	51,119	7,034
Property and equipment, net	4	5,544	4,211	579
Operating lease right-of-use assets	5	59,852	50,160	6,902
Other non-current assets		14,950	14,997	2,064

Total non-current assets		80,346	120,487	16,579

Total assets		1,000,670	1,012,951	139,386

LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIE without recourse to the Company of RMB76,972 and RMB40,834 as of December 31, 2023 and June 30, 2024, respectively)		339,832	314,646	43,297
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB51,945 and RMB51,426 as of December 31, 2023 and June 30, 2024, respectively)	10	51,945	51,426	7,076
Operating lease liabilities, current (including operating lease liabilities, current of VIE without recourse to the Company of RMB12,055 and RMB12,659 as of December 31, 2023 and June 30, 2024, respectively)	5	12,346	12,965	1,784
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB61,542 and RMB38,478 as of December 31, 2023 and June 30, 2024, respectively)	6	249,329	169,838	23,370

Total current liabilities		653,452	548,875	75,527

Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIE without recourse to the Company of RMB45,040 and RMB35,807 as of December 31, 2023 and June 30, 2024, respectively)	5	45,360	35,968	4,949

Total non-current liabilities		45,360	35,968	4,949

Total liabilities		698,812	584,843	80,476

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data)

		December 31,	June 30,
	Note	2023	2024
		RMB	RMB	US$ (Note 1(b))
MEZZANINE EQUITY	7
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 20,000,000 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB56,662 and RMB57,014 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB42,496 and RMB42,761 as of December 31, 2023 and June 30, 2024, respectively)		55,997	55,997	7,705
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 11,111,111 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB159,361 and RMB160,353 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB106,241 and RMB106,902 as of December 31, 2023 and June 30, 2024, respectively)		145,564	145,564	20,030
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 26,111,112 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB515,219 and RMB 531,789 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB332,887 and RMB334,960 as of December 31, 2023 and June 30, 2024, respectively)		515,219	531,789	73,177
Series C-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 16,164,778 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB382,737 and RMB395,167 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB250,303 and RMB251,861 as of December 31, 2023 and June 30, 2024, respectively)		382,737	395,167	54,377
Series C-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,843,800 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB128,639 and RMB132,851 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB84,992 and RMB85,522 as of December 31, 2023 and June 30, 2024, respectively)		128,639	132,851	18,281
Series D-1 Redeemable Convertible Preferred Shares (US$0.0001 par value, 14,528,465 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB512,036 and RMB529,581 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB357,676 and RMB359,903 as of December 31, 2023 and June 30, 2024, respectively)		512,036	529,581	72,873
Series D-2 Redeemable Convertible Preferred Shares (US$0.0001 par value, 28,320,182 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024; Redemption value of RMB993,368 and RMB1,032,176 as of December 31, 2023 and June 30, 2024, respectively; Liquidation value of RMB812,740 and RMB817,800 as of December 31, 2023 and June 30, 2024, respectively)		993,368	1,032,176	142,032

Total mezzanine equity		2,733,560	2,823,125	388,475

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data)

		December 31,	June 30,
	Note	2023	2024
		RMB	RMB	US$ (Note 1(b))
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.0001 par value; 1,778,920,552 shares authorized, 34,402,503 shares issued and 26,422,222 shares outstanding as of June 30, 2024)		16	16	2
Class B Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 45,577,778 shares issued and outstanding as of June 30, 2024)		28	28	4
Accumulated other comprehensive loss		(126,092)	(139,516)	(19,198)
Accumulated deficit		(2,305,654)	(2,255,545)	(310,373)

Total shareholders’ deficit		(2,431,702)	(2,395,017)	(329,565)

Total liabilities, mezzanine equity and shareholders’ deficit		1,000,670	1,012,951	139,386

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except share data)

		Six Months ended June 30,
	Note	2023	2024
		RMB	RMB	US$
				(Note 1(b))
Revenues	10	2,122,219	2,284,496	314,357
Cost of revenues		(1,939,380)	(2,027,179)	(278,949)
Gross Profit		182,839	257,317	35,408
Operating expenses:
Selling and marketing expenses		(98,050)	(89,738)	(12,348)
General and administrative expenses		(52,430)	(45,505)	(6,262)
Research and development expenses		(50,730)	(41,306)	(5,684)

Total operating expenses		(201,210)	(176,549)	(24,294)

Income (loss) from operations		(18,371)	80,768	11,114

Interest income		9,988	11,899	1,637
Investment income		2,213	2,556	352
Other income	11	48,227	28,528	3,926

Income before income taxes		42,057	123,751	17,029
Income tax expense	12	—	(68)	(9)

Net income		42,057	123,683	17,020
Accretion of redeemable convertible preferred shares to redemption value	7	(71,358)	(73,574)	(10,124)

Net income (loss) attributable to ordinary shareholders		(29,301)	50,109	6,896

Net earnings (loss) per ordinary share
— Basic and diluted – Class A and B	13	(0.41)	0.26	0.04

Weighted average number of shares outstanding used in computing net earnings (loss) per ordinary share
— Basic and diluted – Class A	13	26,422,222	26,422,222	26,422,222
— Basic and diluted – Class B	13	45,577,778	45,577,778	45,577,778

Net income		42,057	123,683	17,020
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes		(82,769)	(13,424)	(1,847)

Comprehensive income (loss)		(40,712)	110,259	15,173

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	Six Months ended June 30,
	2023	2024
	RMB	RMB	US$
			(Note 1(b))
Operating activities:
Net cash provided by (used in) operating activities	(19,906)	20,674	2,845

Investing activities:
Proceeds from maturities of investments	366,386	292,543	40,256
Purchase of investments	(325,623)	(301,735)	(41,520)
Proceeds from maturity of term deposit	35,548	—	—
Purchase of term deposit	(903)	—	—
Proceeds from disposal of property and equipment	91	—	—
Purchase of property and equipment	(232)	(33)	(5)

Net cash provided by (used in) investing activities	75,267	(9,225)	(1,269)

Financing activities:
Payments for initial public offering (“IPO”) costs	—	(1,604)	(221)

Net cash used in financing activities	—	(1,604)	(221)

Effect of foreign currency exchange rate changes on cash and cash equivalents	12,483	2,477	341

Net increase in cash and cash equivalents	67,844	12,322	1,696

Cash and cash equivalents at the beginning of the period	622,144	699,391	96,239

Cash and cash equivalents at the end of the period	689,988	711,713	97,935

Supplemental cash flow information:
Interest paid	—	—	—
Income taxes paid	—	34	5
Non-cash investing and financing activities:
Accrual of IPO cost	—	1,649	227

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BINGEX LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of BingEx Limited (the Company), its wholly-owned subsidiaries, variable interest entity (VIE) and VIE’s subsidiaries (collectively, the Group) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated balance sheets of the Group as of December 31, 2022 and 2023, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2024, the results of operations and cash flows for the six months ended June 30, 2023 and 2024, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but not limited to, estimated stand-alone selling prices of performance obligations, the realization of deferred income tax assets, and the fair value of share-based compensation awards. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

The Group’s business is subject to seasonal fluctuations. The Group believe that their quarterly revenues are affected by industry buying patterns. As such, the Group generally record higher revenues in the fourth quarter. In addition, the Group typically generate lower revenues in the first quarter during or around Chinese New Year holiday and the National Holiday in the first week of October. Changes in seasonal trends may cause fluctuations in our results of operations and financial condition.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, if the Group has not consummated a Qualified IPO by December 31, 2024, which is out of the control of the Group, the preferred shareholders have the rights to request the Group to redeem all of the redeemable convertible preferred shares. The aggregate redemption amount for all redeemable convertible preferred shares by December 31, 2024 is US$408.8 million (equivalent to RMB2,913.5 million). As a result, substantial doubt about the Company’s ability to continue as a going concern exists.

The Group is evaluating strategies to obtain additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing and obtaining agreements with the existing investors to extend the redemption date of redeemable convertible preferred shares. However, the Group may be unable to access future equity financing when needed. As such, there can be no assurance that the Group will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Group were unable to continue as a going concern.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Convenience translation

Translations of balances in the unaudited condensed consolidated financial statements from RMB into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2672 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 28, 2024, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP.

(c)	Summary financial information of the Group’s VIE in the condensed consolidated financial statements

The following unaudited condensed consolidated assets and liabilities information of the Group’s VIE as of December 31, 2023 and June 30, 2024, and unaudited condensed consolidated revenues, net loss and cash flow information for the six months ended June 30, 2023 and 2024 have been included in the accompanying unaudited condensed consolidated financial statements. All intercompany transactions and balances with the VIE and its wholly-owned subsidiaries have been eliminated upon consolidation (amounts in thousands).

	December 31,	June 30,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	114,307	134,902
Short-term investments	120,641	80,500
Accounts receivable	12,115	18,017
Prepayments and other current assets	50,143	41,376
Amounts due from inter-companies	75,208	137,029

Total current assets	372,414	411,824

Non-current assets
Long-term investments	—	51,119
Property and equipment, net	4,662	3,194
Operating lease right-of-use assets	59,140	49,597
Other non-current assets	4,593	4,640

Total non-current assets	68,395	108,550

Total assets	440,809	520,374

LIABILITIES
Current liabilities
Accounts payable	76,972	40,834
Deferred revenue	51,945	51,426
Amounts due to inter-companies	564,849	592,388
Operating lease liabilities, current	12,055	12,659
Accrued expenses and other current liabilities	61,542	38,478

Total current liabilities	767,363	735,785

Non-current liabilities
Operating lease liabilities, non-current	45,040	35,807

Total non-current liabilities	45,040	35,807

Total liabilities	812,403	771,592

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Six Months ended June 30,
	2023	2024
	RMB	RMB
Total revenues	583,615	541,378
Net income	56,869	120,376
Net cash provided by (used in) operating activities	(16,428)	7,862
Net cash provided by (used in) investing activities	23,360	(1,955)
Net cash provided by financing activities	13,000	14,688
Net increase in cash and cash equivalents	19,932	20,595
Cash and cash equivalents at the beginning of the period	161,045	114,307
Cash and cash equivalents at the end of the period	180,977	134,902

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE and VIE’s subsidiaries. Therefore, the Company considers that there are no assets in the VIE that can only be used to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2023 and June 30, 2024. The creditors of the VIE do not have recourse to the general credit of WFOE.

(d)	Cash and cash equivalents

Cash consist of cash on hand and cash at bank. Cash equivalents represent deposits with original maturities of three months or less which are readily convertible to known amounts of cash. Cash and cash equivalents are deposited in financial institutions at below locations:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	290,148	292,702
—Denominated in USD	380,856	391,700

Total cash and cash equivalents balances held at mainland PRC financial institutions	671,004	684,402

Financial institution in the United States
—Denominated in USD	4,922	10,740

Total cash balances held at the United States financial institutions	4,922	10,740

Financial institutions in Hong Kong Special Administrative Region (Hong Kong S.A.R.)
—Denominated in RMB	4	—
—Denominated in USD	22,073	16,158
—Denominated in HKD	933	—

Total cash balances held at the Hong Kong S.A.R. financial institutions	23,010	16,158

Financial institution in Other Regions
—Denominated in Malaysian Ringgit (MYR)	405	396

Total cash balances held at other regions financial institutions	405	396

Cash on hand	50	17

Total cash and cash equivalents balances held at financial institutions	699,391	711,713

Cash and cash equivalents of a legal entity with financial institutions in the mainland of PRC and Hong Kong S.A.R. and the United States are insured by the government authorities up to RMB500, HKD500 and USD250 per financial institution, respectively. As of December 31, 2023 and June 30, 2024, RMB11,261 and RMB10,349 cash and cash equivalents were insured by the government authorities, respectively. The Group has

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on bank deposits with financial institutions. To limit exposure to credit risk, the Group primarily places bank deposits with large financial institutions in the PRC, Hong Kong and the United States with acceptable credit rating.

(e)	Investments

The Group’s investments represent investments in wealth management products issued by commercial banks and other financial institutions. The wealth management products are invested in debt securities issued by the government, corporate debt securities, bank deposits, central bank bills and other securities issued by other financial institutions. The wealth management products are unsecured with variable interest rates indexed to performance of underlying assets. The Group elected the fair value option at the date of initial recognition and carries these investments at fair value with realized or unrealized gains (losses) recorded as investment income (loss) in the unaudited condensed consolidated statements of comprehensive income (loss). Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each period.

Investments with original maturities less than one year are expected to be realized in cash during the next twelve months are classified as short-term investments. Investments with maturities more than one year are classified as long-term investments.

(f)	Concentration and risk

Concentration of customers and suppliers

There are no customers and suppliers individually represent greater than 10% of total revenues and total costs, respectively, of the Group for the six months ended June 30, 2023 and 2024.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term investments and receivable from third-party payment platforms.

The Group’s investment policy requires cash and cash equivalents, short-term and long-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. The Group carefully considers and monitors the creditworthiness of third-party payment service providers to mitigate any risks associated with receivables due from third-party payment platforms.

(g)	Recent accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group adopted the new standard on January 1, 2024 with no impact on its unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Group will adopt ASU 2023-07 in the consolidated financial statements for the year ending December 31, 2024. The Group has evaluated the accounting standard update and it has no material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods on a prospective basis. Early adoption is permitted. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

2. SHORT-TERM AND LONG-TERM INVESTMENTS

Short-term and long-term investments consisted of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Short-term investments
Aggregate cost basis	150,042	110,778
Gross unrealized holding gain	657	550

Subtotal of aggregate fair value	150,699	111,328

Long-term investments
Aggregate cost basis	—	51,000
Gross unrealized holding gain	—	119

Subtotal of aggregate fair value	—	51,119

Changes in the fair value of these investments are recognized as investment income in the unaudited condensed consolidated statements of comprehensive income (loss) and amounted to RMB2,213 and RMB2,556 for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, there were no gross unrealized holding losses.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2023 and June 30, 2024 consisted of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Prepaid advertising fee	2,319	2,497
Receivable from third-party payment platforms	32,496	23,957
Prepaid profession service fees	2,864	1,632
Deductible input VAT	36	25
Prepaid rental fees	2,335	2,169
Deposits	2,562	2,568
Deferred IPO cost	5,574	8,827
Others (i)	9,933	9,731

Prepayments and Other Current Assets	58,119	51,406

(i)	Others primarily include riders’ uniforms, delivery boxes, staff advances and other miscellaneous prepayments.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Fixtures and electronic equipment	12,498	12,531
Office leasehold improvement	7,079	7,079
Software	2,069	2,348

Property and Equipment	21,646	21,958
Accumulated depreciation	(16,102)	(17,747)

Property and Equipment, net	5,544	4,211

Depreciation expenses on property and equipment were RMB2,815 and RMB1,645 for the six months ended June 30, 2023 and 2024, respectively.

5. OPERATING LEASE

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all these leases are five years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

	December 31,	June 30,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	59,852	50,160

Operating lease liabilities, current	12,346	12,965
Operating lease liabilities, non-current	45,360	35,968

Total operating lease liabilities	57,706	48,933

5. OPERATING LEASE (CONTINUED)

The components of lease cost were as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Operating lease cost	6,565	7,702
Short-term lease cost	2,975	3,177

Total lease cost	9,540	10,879

The weighted average remaining lease term for the six months ended June 30, 2023 and 2024 were 3.11 and 4.01 years, and the weighted average discount rate of the operating leases were both 3.7%.

The following table reconciles the undiscounted cash flows of the Group’s leases as June 30, 2024 to the present value of its operating lease payments, including rental payments for lease renewal options the Group is reasonably certain to exercise:

RMB
For the six months ending December 31, 2024	7,972
For the year ending December 31,
2025	14,019
2026	12,270
2027	11,999
2028	6,152

Total undiscounted lease payments	52,412

Less: imputed interest	(3,479)

Total operating lease liabilities	48,933

Supplemental cash flow information related to leases was as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	6,276	6,590
Lease liability arising from obtaining Right-of-use assets	1,010	1,174
Modification to right-of-use assets	—	(4,342)

As of June 30, 2024, the Group has no lease contract that has been entered into but not yet commenced.

The Group did not have any significant short-term commitments as of June 30, 2024.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Accrued payroll and welfare	146,416	120,378
VAT and other surcharges payable	74,854	27,705
Advertising and marketing fees payable	6,757	1,590
Accrued IPO cost	5,215	6,864
Other payables	16,087	13,301

Accrued expenses and other current liabilities	249,329	169,838

7. MEZZANINE EQUITY

The Company’s redeemable convertible preferred shares activities for the six months ended June 30, 2023 and 2024 consisted of the following:

	Series A Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Series D-1 Preferred Shares	Series D-2 Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	55,997	145,564	480,441	356,664	119,808	475,361	912,870	2,546,705
Accretion of redeemable convertible preferred shares	—	—	12,920	9,714	3,299	13,882	31,543	71,358
Foreign currency translation adjustment	—	—	18,572	13,793	4,634	18,422	35,587	91,008

Balance as of June 30, 2023	55,997	145,564	511,933	380,171	127,741	507,665	980,000	2,709,071

January 1, 2024	55,997	145,564	515,219	382,737	128,639	512,036	993,368	2,733,560
Accretion of redeemable convertible preferred shares	—	—	13,321	10,016	3,401	14,313	32,523	73,574
Foreign currency translation adjustment	—	—	3,249	2,414	811	3,232	6,285	15,991

Balance as of June 30, 2024	55,997	145,564	531,789	395,167	132,851	529,581	1,032,176	2,823,125

8. SHARE-BASED COMPENSATION

The following table sets forth the stock options activity for the six months ended June 30, 2024:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2024	2,404,681	0.79	2.98	3.19
Forfeited	(8,800)	1.74

Outstanding as of June 30, 2024	2,395,881	0.79	2.48	3.19

As of June 30, 2024, no share options were exercisable, since their exercisability was subject to the completion of an initial public offering of the Company.

Since the exercisability is dependent upon completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the six months ended June 30, 2024. The

8. SHARE-BASED COMPENSATION (CONTINUED)

Company will recognize compensation expenses relating to options vested cumulatively upon the completion of an initial public offering of the Company. As of June 30, 2024, there were US$6,624 (RMB47,210) of total unrecognized compensation expenses related to share options. As of June 30, 2024, share-based compensation related to share options of US$6,624 (RMB47,208) would be recognized immediately and the remaining amount US$0.2 (RMB2) is expected to be recognized over a weighted-average period of 0.04 years if the IPO Condition had been met.

Class A restricted share units

The following table sets forth the Class A restricted share units activity for the six months ended June 30, 2024:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding as of December 31, 2023 and June 30, 2024	5,299,000	3.96

As of June 30, 2024, no Class A restricted share units were vested, since their vesting schedule was subject to the completion of an initial public offering of the Company. As of June 30, 2024, there were US$20,990 (RMB149,591) of total unrecognized compensation expenses related to Class A restricted share units. As of June 30, 2024, share-based compensation related to Class A restricted share units of US$10,477 (RMB74,669) would be recognized immediately and the remaining amount US$10,513 (RMB74,923) is expected to be recognized over a weighted-average period of 2 years if the IPO Condition had been met.

9. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023 and June 30, 2024 respectively:

	December 31, 2023			Total Fair Value
RMB	Level 1	Level 2	Level 3
Short-term investments (Note 2)	—	150,699	—	150,699

	June 30, 2024			Total Fair Value
RMB	Level 1	Level 2	Level 3
Short-term investments (Note 2)	—	111,328	—	111,328
Long-term investments (Note 2)	—	51,119	—	51,119

The Group measures short-term and long-term investments at fair value on a recurring basis. Short-term and long-term investments include financial products issued by financial institutions, which are valued based on prices per unit quoted by issuers. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2023 and June 30, 2024, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

10. REVENUES

The Group recognizes customer advances and any other amounts collected prior to completing the delivery services as deferred revenue. Deferred revenue as of January 1, 2023 and 2024 were RMB39,049 and RMB51,945, respectively, which were all recognized as revenues for the six months ended June 30, 2023 and 2024, respectively. The balance of RMB51,426 as of June 30, 2024 is expected to be recognized as revenues within one year. The Group conducts operations in China. Accounts receivable as of January 1, 2023 and 2024 were RMB12,775 and RMB12,115, respectively.

11. OTHER INCOME

	June 30,	June 30,
	2023	2024
	RMB	RMB
Government grant	47,834	28,106
Others	393	422

Total other income	48,227	28,528

The government grant consists of financial subsidies received from various levels of local governments from time to time which are granted for general corporate purposes and to support the Group’s ongoing operations in the region, and compliance with specific policies promoted by the local governments. The grants are determined at the discretion of the relevant government authorities and there are no restrictions on their use. The government grants with certain conditions are recorded as liabilities when received and will be recorded as other income when the conditions are met.

Government grants in the form of cash are RMB47,834 and RMB28,106 for the six months ended June 30, 2023 and 2024, respectively, as certain Company’s subsidiaries met the revenue and tax payment targets in respective regions and there were no remaining commitment or contingencies. The balances of deferred government grants included in accrued expenses and other current liabilities are RMB7,976 as of June 30, 2024, as a Company’s subsidiary did not meet the tax payment target in respective region.

12. INCOME TAX

The statutory income tax rate for the Company’s PRC subsidiary, VIE and VIE’s subsidiaries is 25% for the six months ended June 30, 2023 and 2024. The effective income tax rate for the six months ended June 30, 2023 and 2024 was nil and 0.1%, respectively. The effective income tax rate for the six months ended June 30, 2023 and 2024 differs from the PRC statutory income tax rate of 25% primarily due to the effect of the research and development expenses bonus deduction, the preferential tax rate of 15% relating to the VIE, which qualifies as HNTE, and the recognition of full valuation allowance for deferred income tax assets of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries, which have operating loss carry forwards as of June 30, 2023 and 2024.

13. EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Numerator:
Net income	42,057	123,683
Accretion to preferred share redemption value	(71,358)	(73,574)
Earnings attributable to redeemable convertible preferred shareholders	—	(31,423)

Numerator for basic and diluted earnings (loss) per share calculation	(29,301)	18,686

Denominator:
Weighted average number of Class A Ordinary Shares	26,422,222	26,422,222
Weighted average number of Class B Ordinary Shares	45,577,778	45,577,778

Denominator for basic and diluted earnings (loss) per share calculation	72,000,000	72,000,000

Earnings (loss) per Class A ordinary share
—Basic and diluted	(0.41)	0.26
Earnings (loss) per Class B ordinary share
—Basic and diluted	(0.41)	0.26

The effect of stock options and Class A restricted share units as follows are excluded in the calculation of diluted earnings (loss) per share, since the exercise of options and vesting of the Class A restricted share units are contingent upon the occurrence of IPO.

	For the Year Ended June 30,
	2023	2024
Stock options	2,404,681	2,395,881
Class A restricted share units	5,299,000	5,299,000

The potentially dilutive securities that have not been included in the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended June 30,
	2023	2024
Preferred shares	121,079,448	121,079,448

14. COMMITMENTS AND CONTINGENCIES

The Group is subject to a number of legal proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material adverse effect on the financial statements.

15. CHANGES IN SHAREHOLDERS’ DEFICIT

	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	Shares	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	26,422,222	16	45,577,778	28	（85,116)	(2,269,812)	(2,354,884)
Net income	—	—	—	—	—	42,057	42,057
Accretion of redeemable convertible preferred shares	—	—	—	—	—	(71,358)	(71,358)
Foreign currency translation adjustment	—	—	—	—	(82,769)	—	(82,769)

Balance as of June 30, 2023	26,422,222	16	45,577,778	28	(167,885)	(2,299,113)	(2,466,954)

	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	RMB	Shares	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	26,422,222	16	45,577,778	28	(126,092)	(2,305,654)	(2,431,702)
Net income	—	—	—	—	—	123,683	123,683
Accretion of redeemable convertible preferred shares	—	—	—	—	—	(73,574)	(73,574)
Foreign currency translation adjustment	—	—	—	—	(13,424)	—	(13,424)

Balance as of June 30, 2024	26,422,222	16	45,577,778	28	(139,516)	(2,255,545)	(2,395,017)

Balance as of June 30, 2024-US$(Note 1(b))	26,422,222	2	45,577,778	4	(19,198)	(310,373)	(329,565)

16. SUBSEQUENT EVENT

Management has considered subsequent events through August 2, 2024, which was the date the unaudited condensed consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited condensed consolidated financial statements.